As filed with the Securities and Exchange Commission on April 27, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

WCA Waste Corporation

(Exact name of registrant as specified in its charter)

Delaware	4953	20-0829917
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Riverway, Suite 1400

Houston, Texas 77056
(713) 292-2400
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

J. Edward Menger

Vice President and General Counsel
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056
(713) 292-2400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jeff C. Dodd
Andrews Kurth LLP
600 Travis Street, Suite 4200
Houston, Texas 77002
Telephone: (713) 220-4200
Fax: (713) 220-4285

      Approximate date of commencement of proposed sale to the public: Upon consummation of the Agreement and Plan of Merger described in the enclosed Information Statement/ Prospectus.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class	Aggregate	Amount of
of Securities to be Registered	Offering Price(1)	Registration Fee

Common Stock, $0.01 par value	32,194,000	$4,078.98

(1)	This amount represents the book value of the Common Stock as of December 31, 2003. There is currently no trading market for the Common Stock. Estimated solely for the purpose of calculating the registration fee in accordance with the provisions of Rule 457(o).

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

WCA WASTE CORPORATION

One Riverway, Suite 1400
Houston, Texas 77056
(713) 292-2400

Dear Stockholder:

      I am pleased to inform you that the board of directors of WCA Waste Corporation has carefully considered and approved an agreement and plan of merger which provides for a merger between WCA Waste Corporation and its wholly owned subsidiary, WCA Merger II Corporation. The purpose of this merger is to make changes to our organizational documents and capital structure that are appropriate for a publicly-traded company. Pursuant to the agreement and plan of merger, each share of stock held by you will be automatically converted into the post-merger common stock of WCA Waste Corporation, which will be the survivor of the merger.

      Our board of directors has determined that the agreement and plan of merger and the merger are fair to and in the best interests of our stockholders.

      Please carefully read the enclosed information statement/ prospectus for information about the agreement and plan of merger. The holders of a majority (     %) of the voting power of all of the outstanding shares of our pre-merger common stock and the holders of all of our Convertible Preferred Stock Series A and all of our Convertible Preferred Stock Series B have already acted by written consent to adopt the agreement and plan of merger. Accordingly, your approval is not required and we will not ask you to vote on the transaction. The enclosed information statement/ prospectus should be considered the notice we are required to provide you under Section 262 of the Delaware General Corporation Law.

      We expect to complete the merger on the first business day after the effectiveness of the registration statement on Form S-4 we have filed with the U.S. Securities and Exchange Commission in connection with the merger, of which the enclosed information statement/ prospectus is a part.

      We look forward to the successful completion of the merger and to your continued support as a stockholder of WCA Waste Corporation.

Very truly yours,

Tom J. Fatjo, Jr.
Chairman of the Board
and Chief Executive Officer

May      , 2004

The information in this information statement/ prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement related to these securities filed with the Securities and Exchange Commission is effective. This information statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 27, 2004

INFORMATION STATEMENT/ PROSPECTUS

WCA Waste Corporation

Common Stock

        This information statement/ prospectus relates to the issuance of shares of common stock of WCA Waste Corporation in a reorganization being carried out pursuant to an agreement and plan of merger dated as of April      , 2004 between WCA Waste Corporation and its wholly owned subsidiary WCA Merger II Corporation. As a result of the merger, WCA Waste Corporation’s stockholders will have their shares converted into shares of WCA Waste Corporation’s post-merger common stock as follows:

•	Shares of WCA Waste Corporation’s pre-merger common stock will be converted into shares of WCA Waste Corporation’s post-merger common stock at a ratio of 0.6148 of a share of post-merger common stock per share of pre-merger common stock;

•	Shares of WCA Waste Corporation’s Convertible Preferred Stock Series A, or Series A Preferred Stock, will be converted into shares of WCA Waste Corporation’s post-merger common stock at a ratio of 0.6941 of a share of post-merger common stock per share of Series A Preferred Stock; and

•	Shares of WCA Waste Corporation’s Convertible Preferred Stock Series B, or Series B Preferred Stock, will be converted into shares of WCA Waste Corporation’s post-merger common stock at a ratio of 0.6148 of a share of post-merger common stock per share of Series B Preferred Stock.

      Shares of common stock of WCA Waste Corporation to which this information statement/ prospectus relate consists of shares of the post-merger common stock of WCA Waste Corporation to be issued to the current holders of the pre-merger common stock of WCA Waste Corporation, the current holders of the Series A Preferred Stock of WCA Waste Corporation and the current holders of the WCA Waste Corporation Series B Preferred Stock at the closing of the merger.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY

      The shares of WCA Waste Corporation and WCA Merger II Corporation are not currently traded on any national securities market or quotation system. In connection with an initial public offering we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 we initially filed with the Securities and Exchange Commission on March 9, 2004, we have applied to list the post-merger common stock of WCA Waste Corporation for quotation on the NASDAQ National Market under the symbol “WCAA.”

      This information statement/ prospectus is dated April 27, 2004 and is first being mailed to WCA Waste Corporation stockholders on or about                     , 2004. Our principal executive offices are located at One Riverway, Suite 1400, Houston, Texas 77056.

       You should carefully read the discussion in the section entitled “Risk Factors” beginning on page 14.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this information statement/ prospectus. Any representation to the contrary is a criminal offense.

      We have filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the shares of post-merger common stock of WCA Waste Corporation to be delivered in connection with this transaction. This information statement/ prospectus is a part of that registration statement and does not contain all the information you can find in the registration statement or the exhibits to the registrations statement. WCA Waste Corporation security holders may obtain this information, without charge, upon written request to us at WCA Waste Corporation, One Riverway, Suite 1400, Houston, Texas 77056.

      The information in this information statement/ prospectus is accurate as of April 27, 2004. You should rely only on the information contained in this information statement/ prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this information statement/ prospectus is accurate only as of the date of this information statement/ prospectus, regardless of the date of delivery of this information statement/ prospectus.

i

SUMMARY

      This summary highlights information more fully described elsewhere in this information statement/ prospectus and may not contain all of the information that may be important to you. You should read the entire information statement/ prospectus, including the consolidated financial statements and related notes and other financial data included in this information statement/ prospectus, before making an investment decision. You should also carefully consider the information set forth under “Risk Factors” beginning on page 10. Unless the context requires otherwise, references in this information statement/ prospectus to “WCA Waste Corporation,” “we,” “us” or “our” refer to WCA Waste Corporation and its direct and indirect subsidiaries on a consolidated basis.

The Companies

WCA Waste Corporation

Full Name, Address and Phone Number	WCA Waste Corporation One Riverway, Suite 1400 Houston, TX 77056 (713) 292-2400

Business	WCA Waste Corporation is a vertically integrated, non-hazardous solid waste management company providing collection, transfer and disposal services for approximately 87,000 commercial, industrial and residential customers in seven states in the south and central regions of the United States.

WCA Merger II Corporation

Full Name, Address and Phone Number	WCA Merger II Corporation One Riverway, Suite 1400 Houston, TX 77056 (713) 292-2400

Business	WCA Merger II Corporation is a wholly-owned subsidiary of WCA Waste Corporation formed with the express purpose of effectuating this merger.

Merger	We have attached the agreement and plan of merger as Annex A to this information statement/ prospectus. We ask you to read the agreement and plan of merger because it is the legal document that governs the merger.

Basics about the Merger	On April , 2004, WCA Waste Corporation and WCA Merger II Corporation signed an agreement and plan of merger. Under the terms of this merger agreement, WCA Merger II Corporation will merge with and into WCA Waste Corporation, and WCA Waste Corporation will survive the merger. We intend to effect the merger on the first business day after the registration statement on Form S-4 of which this information statement/ prospectus is a part becomes effective. Following the merger, the stockholders of pre-merger WCA Waste Corporation will continue to control post-merger WCA Waste Corporation. The board of directors of WCA Waste Corporation immediately prior to the merger will continue to be the board of directors of

WCA Waste Corporation immediately following the merger. After the merger, WCA Waste Corporation will continue to operate as a vertically integrated, non-hazardous solid waste management company.

Reasons for the Merger	We are separately conducting an initial public offering of our post-merger common stock that is anticipated to close following this merger. This merger is intended to provide WCA Waste Corporation with a capital structure more suitable for a publicly-held corporation and to provide WCA Waste Corporation and its stockholders with the benefits associated with having a publicly-traded security.

Majority Approval Already Obtained for Merger	Stockholders of WCA Waste Corporation holding over % of the issued and outstanding shares of pre-merger common stock and all of the issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock of WCA Waste Corporation, and WCA Waste Corporation, as the sole stockholder of WCA Merger II Corporation, have already approved the adoption of the agreement and plan of merger and the merger by execution of written consent. Because these actions have already been approved by the written consent of the holders of a majority of the outstanding shares of WCA Waste Corporation and WCA Merger II Corporation, as allowed by their respective certificates of incorporation and by-laws, no vote by the stockholders of WCA Waste Corporation will be taken. We have attached the form of WCA Waste Corporation stockholders’ consent as Annex B to this information statement/ prospectus.

What WCA Waste Corporation Stockholders Will Receive in the Merger	As a result of the merger, WCA Waste Corporation’s stockholders will have their shares converted into shares of WCA Waste Corporation’s post-merger common stock as follows: (i) Shares of WCA Waste Corporation’s pre-merger common stock will be converted into shares of WCA Waste Corporation’s post-merger common stock at a ratio of 0.6148 of a share of post-merger common stock per share of pre-merger common stock; (ii) Shares of WCA Waste Corporation’s Series A Preferred Stock will be converted into shares of WCA Waste Corporation’s post-merger common stock at a ratio of 0.6941 of a share of post-merger common stock per share of Series A Preferred Stock; and (iii) Shares of WCA Waste Corporation’s Series B Preferred Stock will be converted into shares of WCA Waste Corporation’s post-merger common stock at a ratio of 0.6148 of a share of post-merger common stock per share of Series B Preferred Stock. WCA Waste Corporation will not issue any fractional shares of common stock in connection with the merger. Instead, if fractional shares should occur as a result of the conversion ratio, such fractional shares shall be rounded up to the nearest whole share.

Stock Certificates	We ask that you send your stock certificates to the transfer agent at . The transfer agent, upon receipt of your stock certificates, will cancel them and issue new certificates to you.

What Holders of Warrants for the Purchase of WCA Waste Corporation Common Stock Will Receive in the Merger	Each warrant for the purchase of shares of WCA Waste Corporation pre-merger common stock will convert into a warrant for the purchase of WCA Waste Corporation post-merger common stock at a ratio of 0.6148 of a share of post-merger common stock for each share of pre-merger common stock, and the exercise price shall be adjusted appropriately.

Federal Income Tax Consequences of the Merger	WCA Waste Corporation intends that the merger qualify as a “reorganization” for federal income tax purposes. If the merger qualifies as a reorganization, holders of WCA Waste Corporation’s shares will generally not recognize any gain or loss for the conversion of their shares into the post-merger common stock of WCA Waste Corporation in connection with the merger. Neither WCA Waste Corporation nor WCA Merger II Corporation will recognize gain or loss as a result of the merger. The federal income tax consequences described above may not apply to all stockholders of WCA Waste Corporation. Your tax consequences will depend on your own situation. You are urged to consult your tax advisor so as to fully understand the tax consequences of the merger to you.

WCA Waste Corporation Stockholders Have Appraisal Rights	Under the Delaware General Corporation Law, the stockholders of WCA Waste Corporation are entitled to appraisal rights in connection with the merger. This information statement/ prospectus is the notice we are required to give you under the Delaware General Corporation Law.

Effective Time of the Merger	The merger will become effective at the date and time the agreement and plan of merger is filed with the Secretary of State of the State of Delaware. It is anticipated that this filing will be made on the first business day after the registration statement on Form S-4 of which this information statement/ prospectus is a part becomes effective, provided that all other conditions precedent to the merger, as set forth in the merger agreement, have been satisfied or waived.

No Regulatory Approval Required	No regulatory approval is required in order to consummate the merger, other than the successful registration of the shares to be issued in connection with the merger with the Securities and Exchange Commission and all applicable state securities regulators.

Conditions to the Merger	WCA Waste Corporation and WCA Merger II Corporation will complete the merger only if specific conditions are satisfied or, in some cases, waived, including the following:

• The registration statement on Form S-4 of which this information statement/ prospectus is a part has become effective under the Securities Act of 1933;

• No statute, rule, regulation, executive order, decree, injunction or other order has been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the merger; and

• All approvals and consents necessary or desirable, if any, in connection with the consummation of the merger have been obtained.

Termination or Delay of the Merger Agreement	If at any time before the merger is consummated, our board of directors decides that it is not in our best interests to proceed with the merger, our board may terminate or delay the merger.

Restrictions on the Ability to Sell	WCA Waste Corporation will place appropriate legends on the certificates of any post-merger common stock of WCA Waste Corporation which are subject to the resale provisions of Rules 144 and 145.

Expenses	WCA Waste Corporation shall pay all expenses incurred in connection with the merger.

No Trading Market	The shares of WCA Waste Corporation are not quoted for trading on any national market or quotation system. We have applied to list the post-merger common stock for quotation on the NASDAQ National Market under the symbol “WCAA.”

Related Transactions to the Merger

Internal Reorganization	Prior to the consummation of the merger, we completed an internal corporate reorganization.

Initial Public Offering	Immediately after the merger, we intend to offer WCA Waste Corporation post-merger common stock to the public pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004.

Who We Are

      We are a vertically integrated, non-hazardous solid waste management company providing collection, transfer, and disposal services for approximately 87,000 commercial, industrial and residential customers in seven states in the south and central regions of the United States. We own or operate fifteen collection operations, ten transfer stations, six municipal solid waste (MSW) landfills, and seven construction and demolition debris (C&D) landfills. Our revenue mix for 2003 was approximately 65% collection, 33% disposal and 2% transfer/other.

      We were formed and began operations in September 2000 upon our acquisition of particular assets from Waste Management, Inc. that in turn became the core of our operations. From our formation through December 31, 2003, we successfully integrated over 42 separate operating locations acquired in a total of eight transactions (including the transaction with Waste Management, Inc.). Our revenues have increased from $57.7 million in 2001 to approximately $64.2 million in 2003, while during the same period our income from continuing operations before cumulative effect of changes in accounting principles increased from approximately $1.1 million to $3.3 million.

      We intend to conduct an initial public offering of our post-merger common stock shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004. After the completion of that offering, we intend to continue making acquisitions in our existing markets (“tuck-in acquisitions”), pursuing privatization opportunities with local municipal entities and entering selected additional markets in the south and central regions of the United States. We expect to focus on these regions because we believe that they: (i) are served by a large number of independent non-hazardous solid waste operations, many of which we believe may be suitable for acquisition by us; (ii) generally experience less seasonal fluctuation in the demand for solid waste services than other regions; and (iii) are projected to have steady economic and population growth rates. We will limit our acquisitions to non-hazardous waste companies.

      Our acquisition strategy will be led by a senior management team that has an average of approximately 26 years of experience integrating acquisitions in the solid waste industry. Our chairman and chief executive officer, Tom J. Fatjo, Jr., has over 35 years of experience in the industry, first as founder and co-chief executive officer of Browning-Ferris Industries, Inc., and later as founder and chief executive officer of Republic Waste Industries, Inc. and chief executive officer of TransAmerican Waste Industries, Inc. Jerome M. Kruszka, our president and chief operating officer, has over 30 years of experience in the industry, first with Waste Management, Inc. and its affiliates, and later as president and chief operating officer of TransAmerican Waste Industries, Inc.

      Prior to our initial public offering, our ability to execute our acquisition strategy was constrained by our lack of capital for acquisitions under our credit facilities. Upon completion of that offering and the related refinancing of our credit facility, we will have the flexibility to utilize a combination of available cash, borrowings under our credit facility and publicly-traded stock to make acquisitions. This financial flexibility, the industry and acquisition-related experience of our senior management, and our willingness to acquire companies that might not fit the acquisition criteria of our competitors, should make us an attractive partner to independent solid waste companies.

      Historically, our industry has been extremely fragmented; however, during the past three decades it has experienced substantial consolidation. According to industry sources, the non-hazardous solid waste industry in the United States had approximately $40.0 billion in revenue in 2000. If the then-reported growth rate of approximately 3% remained constant, we believe that the industry in 2003 had revenues of approximately $43.7 billion, of which approximately $19.7 billion, or 45%, was generated by the three largest public companies in the industry. Even with this consolidation, we believe that there are considerable opportunities for additional consolidation, especially of solid waste operations that fall outside the acquisition criteria of other publicly-traded solid waste companies.

      Our acquisition strategy generally targets operations that we believe will benefit from our core operating strategy of maximizing the “internalization” of waste, by which we mean collecting waste and disposing of it in our own landfills rather than in landfills owned by other parties. Internalization gives us greater control over waste streams, increases our operating margins and improves our operating cash flows. Due to the size of our company and the relatively large number of landfills we own throughout our operating areas, we expect that we will realize benefits of internalization from any tuck-in acquisitions we are able to complete in markets where we have landfills. During 2003, our internalization rate was 71%.

      We believe that the solid waste business is a local, “grass roots” business. Accordingly, we have created an organizational structure that includes experienced regional and local managers who focus on the particular markets for which they are responsible. We generally define a market as the area within a 35-mile operating radius from a landfill, which can be extended up to 100 miles through the use of transfer stations, where waste is consolidated from collection vehicles into large trailers for more efficient transport to the landfill. In addition to sales and marketing relationships at the local level, there are often unique regulatory and operational challenges in different markets. Consequently, by employing regional and local managers, we believe that we are able to maximize market opportunities, including developing relationships with potential acquisition candidates, to be responsive to local regulatory requirements and to address local challenges effectively and efficiently.

General Information

      Prior to an internal corporate reorganization completed in                     , 2004, we were a wholly-owned subsidiary of Waste Corporation of America. For further information about this reorganization, please read “Internal Reorganization and Relationship with Waste Corporation of America.” We were incorporated in Delaware in February 2004, and our principal operating subsidiary, WCA Waste Systems, Inc., was incorporated in Delaware in September 2000. Our principal executive offices are located at One Riverway, Suite 1400, Houston, Texas 77056, and our telephone number is (713) 292-2400. Our website can be visited at www.wcawaste.com. Information on our website or any other website is not incorporated into this prospectus by reference and does not constitute a part of this prospectus.

Summary Financial Data

      The summary historical financial data presented below for each of the years in the three-year period ended December 31, 2003 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. This data should be read in connection with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included in this prospectus beginning on page F-1.

      The unaudited “as adjusted” balance sheet information presented below gives effect to the transactions described under “Internal Reorganization and Relationship with Waste Corporation of America.” The unaudited “as further adjusted” balance sheet information presented below gives effect to the transactions contemplated by the merger, the issuance of                     shares of our post-merger common stock pursuant to an initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, the repayment of $           million of indebtedness and satisfaction of a $20.0 million contingent contribution obligation as described in note 6 below and under “Internal Reorganization and Relationship with Waste Corporation of America.”

      The following table presents the financial measure EBITDA, which we use in our business. This financial measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain these measures below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in “— Non-GAAP Financial Measures” on page 6.

	Years Ended December 31,

	2001	2002	2003

	(in thousands)
Consolidated Statements of Operations Data:
Revenues	$57,721	$62,162	$64,226
Expenses:
Cost of services(1),(2)	35,841	38,336	41,666
Depreciation and amortization	6,684	6,229	7,812
General and administrative:
Stock-based compensation(3)	—	—	1,220
Other general and administrative	4,135	4,432	3,922

Total expenses	46,660	48,997	54,620

Operating income	11,061	13,165	9,606

Other income (expense):
Interest expense, net(2)	(9,246)	(8,482)	(4,152)
Other income (expense), net	(53)	20	28

Other income (expense)	(9,299)	(8,462)	(4,124)

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	1,762	4,703	5,482
Income tax expense	(708)	(2,106)	(2,164)

Income from continuing operations before cumulative effect of changes in accounting principles	1,054	2,597	3,318
Loss from discontinued operations, net of tax(1)	(201)	(816)	(156)
Gain on disposal of discontinued operations	—	—	249
Cumulative effect of changes in accounting principles, net of tax(4)	(721)	—	2,324

Net income	$132	$1,781	$5,735

	Years Ended December 31,

	2001	2002	2003

	(in thousands)
Other Financial Data:
Capital expenditures	$8,066	$9,886	$7,721
EBITDA(5)	17,692	19,414	17,446
EBITDA, as a percentage of revenues	30.7%	31.2%	27.2%

			As Further
	Actual as of	As Adjusted as of	Adjusted as of
	December 31,	December 31,	December 31,
	2003	2003(6)	2003(7)

	(in thousands)
Consolidated Balance Sheet Data:
Property and equipment, net	$70,726	$70,726
Total assets	116,685	116,685
Long-term debt, less current maturities and discount	65,353	65,353
Contingent contribution obligation(6)	—	20,000
Stockholders’ equity	32,194	12,194

(1)	We acquired prepaid disposal rights in connection with our acquisition of assets from Waste Management, Inc. in 2000. During the years ended December 31, 2001, 2002 and 2003 we recorded $61, $97 and $302, respectively, for the use of such disposal rights as a non-cash component of cost of services. Please read note 3 to our consolidated financial statements. Historically, we have utilized these prepaid disposal rights in our west Texas operations, which we sold during 2003 and are reflected as discontinued operations. In the future we will use these prepaid disposal rights for our continuing operations. During the years ended December 31, 2001, 2002 and 2003 we utilized $2,011, $1,902 and $1,307, respectively, of prepaid disposal rights in discontinued operations.

(2)	We have material financial commitments for the costs associated with our future obligations for final closure and post-closure maintenance of the landfills we own and operate. During the years ended December 31, 2001, 2002 and 2003 we have recorded $111, $146 and $207, respectively, as a non-cash component of cost of services and $339, $107 and $0, respectively, as a non-cash component of interest expense for the provision and accretion expense relating to these future obligations. Although these are non-cash expenses for the periods presented, the ultimate liability will be settled in cash. Please read note 1 to our consolidated financial statements for further discussion of landfill accounting and the adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations.”

(3)	Represents a non-cash compensation charge in connection with stock options outstanding as of December 31, 2003. Prior to the internal reorganization in 2004, Waste Corporation of America had options and warrants outstanding. As part of the internal reorganization, we assumed the obligation to issue shares upon the exercise of such options and warrants. Subsequently, we extinguished approximately 90% of such outstanding stock options and warrants by issuing 2,163,397 shares of our pre-merger common stock. We will recognize an estimated charge of $7.2 million in connection with the cancellation of these options and warrants and issuance of pre-merger common stock in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.”

(4)	The $721 (net of $442 tax benefit) cumulative effect of change in accounting principle for the year ended December 31, 2001 is due to the adoption of SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities” relating to our interest rate swap agreement. The $2,324 (net of $1,425 tax expense) cumulative effect of change in accounting principle for the year ended December 31, 2003 relates to our adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations.”

(5)	We define EBITDA as income from continuing operations before cumulative effect of changes in accounting principles and before net interest, taxes, depreciation and amortization. EBITDA as presented includes other income (expense) of ($53), $20 and $28 for the periods ended December 31, 2001, 2002 and 2003, respectively.

(6)	As adjusted to give effect to the transactions described under “Internal Reorganization and Relationship with Waste Corporation of America.” As described in that section, as part of our internal reorganization we agreed to contribute $20.0 million to Waste Corporation of America upon completion of an initial public offering of our post-merger common stock, which we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004. Of this amount, approximately $13.8 million will be used to repay a note to Waste Management, Inc. which was issued in connection with our purchase of assets in September 2000. The remaining balance of approximately $6.2 million represents an amount required to separate our operations from Waste Corporation of America. We do not have any ongoing obligations to make future payments to Waste Corporation of America. Please read “Internal Reorganization and Relationship with Waste Corporation of America.”

(7)	As further adjusted to give effect to the transactions contemplated by the merger, the issuance of shares of our post-merger common stock pursuant to an initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, the repayment of $ million of indebtedness and satisfaction of a $20.0 million contingent contribution obligation as described in note 6 above and under “Internal Reorganization and Relationship with Waste Corporation of America.” The offering price and number of shares to be sold in the initial public offering have been estimated using the midpoint of the anticipated price range and the number of shares anticipated to be sold by us (not including any over-allotment or any shares to be sold by selling stockholders), all as set forth in the Form S-1.

Non-GAAP Financial Measures

      EBITDA is used as a supplemental financial measure by management and by investors to assess:

•	the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;

•	our operating performance and return on invested capital as compared to those of other companies in the non-hazardous solid waste management business, without regard to financing methods and capital structure; and

•	the ability of our assets to generate cash sufficient to service our indebtedness.

      We include EBITDA because we use it in the evaluation of field operating performance as it represents a profit measure of components that are within the control of our operating units and managers. We also use this measure when we compare our performance to the performance of companies in the non-hazardous solid waste industry and to evaluate potential acquisition candidates. In addition, we understand it is used by some investors to compare us to other companies in the non-hazardous solid waste industry, to determine a company’s historical ability to service indebtedness and fund ongoing capital expenditures, and to determine valuations. EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

      The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measures for the periods indicated.

	Years Ended December 31,

	2001	2002	2003

	(in thousands)
Reconciliation of “EBITDA” to “Net Income”:
Net income	$132	$1,781	$5,735
Cumulative effect of changes in accounting principles, net of tax	721	—	(2,324)
Loss from discontinued operations, net of tax	201	816	156
Gain on disposal of discontinued operations	—	—	(249)

Income from continuing operations before cumulative effect of changes in accounting principles	1,054	2,597	3,318
Depreciation and amortization	6,684	6,229	7,812
Interest expense, net	9,246	8,482	4,152
Income tax expense	708	2,106	2,164

EBITDA	$17,692	$19,414	$17,446

Questions and Answers about the Merger

      The following questions and answers will help you better understand the impact that the merger will have on you as a stockholder. The questions and answers are primarily directed to the holders of pre-merger common stock, the holders of Series A Preferred Stock and the holders of Series B Preferred Stock of WCA Waste Corporation. The questions and answers have been stated in a conversational format. The questions are stated as if asked directly by a stockholder with a WCA Waste Corporation representative responding.

      A more detailed description of the merger can be found in the other parts of this information statement/ prospectus. We urge you to read the entire information statement/ prospectus carefully.

Overview of the Merger

Q1.	Why are we doing this?

A.	After much careful consideration, we believe the proposed initial public offering is the best way to preserve and grow the vitality of our business and position us to maximize stockholder value over the long-term. Accessing external capital through the offering of a publicly-traded security will:

• Provide us with greater financial flexibility;

• Improve our ability to access a range of new sources of capital;

• Enable us to compete in the marketplace with bigger and better capitalized competitors;

• Help in our quest to grow our business and capitalize on new business opportunities; and

• Enhance our ability to achieve our strategic vision.

In order to prepare for the initial public offering, we need to have a capital structure more suitable for a publicly-held corporation.

Q2.	What is WCA Merger II Corporation?

A.	WCA Merger II Corporation is a wholly-owned subsidiary of WCA Waste Corporation. Upon completion of the merger of the two companies, the combined entity will be WCA Waste Corporation.

Q3.	Why are we merging with one of our subsidiaries?

A.	Subsidiaries are often used as a transitional step in transactions of this type. As soon as the transaction is completed, we will continue as you have always known us but with a corporate structure appropriate for a publicly-traded company.

Selling Stock in the Public Market

Q4.	When will I be able to sell shares in the public market after the initial public offering?

A.	You will be able to sell shares in the public market after the initial public offering as soon as the stock is open for trading, unless you are considered an affiliate and subject to the resale provisions of Rules 144 and 145 or are subject to other restrictions, as have been agreed to with the underwriters of the initial public offering.

Q5.	Will WCA Waste Corporation pay dividends after the initial public offering?

A.	No. WCA Waste Corporation does not currently intend to begin paying dividends after the initial public offering. However, the declaration of future dividends on the post-merger common stock, if any, will be subject to the discretion of the board of directors and will depend on, among other things, the terms of our credit facilities, the results of operations, cash requirements, financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Share Conversion

Q6.	What will happen to the WCA Waste Corporation common stock that I currently own?

A.	Your pre-merger common stock will be affected as follows:

Each share of pre-merger common stock that you own will be converted into 0.6148 of a share of WCA Waste Corporation post-merger common stock.

Q7.	What will happen to the WCA Waste Corporation Series A Preferred Stock that I currently own?

A.	Your Series A Preferred Stock will be affected as follows:

Each share of Series A Preferred Stock that you own will be converted into 0.6941 of a share of WCA Waste Corporation post-merger common stock.

Q8.	What will happen to the WCA Waste Corporation Series B Preferred Stock that I currently own?

A.	Your Series B Preferred Stock will be affected as follows:

Each share of Series B Preferred Stock that you own will be converted into 0.6148 of a share of WCA Waste Corporation post-merger common stock.

Q9.	Why is the conversion ratio for the Series A Preferred Stock higher than the conversion ratio for the pre-merger common stock and the Series B Preferred Stock?

A.	Under the certificate of designation that created the Series A Preferred Stock and the Series B Preferred Stock, each share of Series A Preferred Stock and Series B Preferred Stock would automatically convert into common stock upon the occurrence of the initial public offering of our post-merger common stock we intend to conduct shortly after the merger, with the Series A Preferred Stock converting at a rate of 1.1290 shares of common stock per share of Series A Preferred Stock and the Series B Preferred Stock converting at a rate of 1 share of common stock per share of Series B Preferred Stock. The conversion ratios for the Series A Preferred Stock and the Series B Preferred Stock in the merger were determined by multiplying these automatic conversion ratios by the conversion ratio applicable to the pre-merger common stock in the merger so that after the merger, the holders of Series A Preferred Stock and the holders of Series B Preferred Stock will end up with the number of shares of post-merger common stock that they would have had if they had converted to pre-merger common stock at these automatic conversion ratios immediately prior to the merger.

Q10.	What should I do with my WCA Waste Corporation common stock, Series A Preferred Stock and/or Series B Preferred Stock certificates if I currently hold any?

A.	Please send your stock certificates to the transfer agent at .

Q11.	Will I receive new stock certificates?

A.	The transfer agent, upon receipt of your stock, will cancel your pre-merger stock certificates and issue new certificates to you.

Unexercised Warrants for the Purchase of Stock

Q12.	What happens to my unexercised warrants for the purchase of stock?

A.	Each warrant for the purchase of shares of WCA Waste Corporation pre-merger common stock will be converted into a warrant for the purchase of shares of WCA Waste Corporation post-merger common stock at a ratio of 0.6148 of a share of post-merger common stock per share of pre-merger common stock, and the exercise price shall be adjusted appropriately.

U.S. Federal Income Taxes

Q13.	What are my U.S. federal income tax consequences as a result of the merger?

A.	WCA Waste Corporation intends that the merger qualify as a reorganization for U.S. federal income tax purposes. If the merger qualifies as a reorganization, you generally will not recognize gain or loss for U.S. federal income tax purposes in connection with the merger. You are urged to consult with your own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the merger to you. You should read “Material Federal Income Tax Consequences to Stockholders” beginning on page 105 of this information statement/ prospectus for a more complete discussion of the potential U.S. federal income tax consequences of the merger.

Other Important Issues

Q14.	Am I entitled to appraisal rights?

A.	Yes. Under Delaware law, if you did not consent to the merger, you have the right to seek appraisal of the fair value of your shares as determined by the Delaware Court of Chancery if the merger is completed, but only if you submit a written demand for an appraisal within 20 days of the mailing of this information statement/ prospectus and comply with the appropriate Delaware law procedures. You should read “The Merger — Appraisal Rights” beginning on page 32 and Annex C to this information statement/ prospectus for a more complete discussion of your appraisal rights.

Q15.	Who can help answer any questions I have?

A.	If you have any questions, you should contact J. Edward Menger, our General Counsel, at (713) 292-2400.

RISK FACTORS

      Investing in our common stock involves risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this information statement/prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating To Our Business

We may not be successful in expanding the permitted capacity of our current or future landfills, which could restrict our growth, increase our disposal costs, and reduce our operating margins.

      Our ability to meet our growth objectives depends in part on our ability to expand our existing landfills and landfills that we might acquire. Exhausting permitted capacity at a landfill would restrict our growth, and reduce our financial performance in the market served by the landfill since we would be forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors, thereby increasing our waste disposal expenses. Please read “Business-Our Operations-Landfills” for a description of the capacity and remaining lives of our landfills. We are currently seeking permits to expand five of our landfills, two of which have permitted lives of less than one year. Although we expect to receive final permits on both of these expansions during 2004, there may be challenges, comments, or delays that could have an adverse effect on our operations in these markets. Obtaining required permits and approvals to expand landfills has become increasingly difficult and expensive, requiring numerous hearings and compliance with various zoning, environmental and regulatory laws and drawing resistance from citizens, environmental or other groups. Even if permits are granted, they may contain burdensome terms and conditions or the timing required may be extensive and could affect the remaining capacity at the landfill. We may choose to delay or forego tuck-in acquisitions in markets where the remaining lives of our landfills are relatively short because increased volumes would further shorten the lives of these landfills.

We may be unable to obtain financial assurances necessary for our operations, which could result in the closure of landfills or the termination of collection contracts.

      We are required to provide financial assurances to governmental agencies under applicable environmental regulations relating to landfill closure and post-closure obligations, our landfill operations, and other collection and disposal contracts. We satisfy these financial assurances requirements by providing performance bonds, letters of credit, insurance policies or trust deposits. During the past three years, the costs associated with bonding and insurance have risen dramatically, the financial capacity and other requirements imposed by bonding and insurance companies have become more difficult to comply with than in prior years, and the number of these bonding and insurance companies has decreased. We have in the past been, and may in the future be, required to obtain personal guarantees from certain of our senior executive officers and directors in order to obtain these types of instruments. We have in the past compensated and indemnified, and may in the future compensate and indemnify, our senior executive officers and directors for these guarantees. Please read “Certain Relationships and Related Transactions — Payments to Officers and Directors for Providing Financial Assurances.” We may be unable to provide the level of financial assurance that we are required to provide in the future or it may become too costly to do so, which in either case could result in the closure of landfills or the termination of collection contracts.

We are subject to environmental and safety laws, which restrict our operations and increase our costs.

      We are subject to extensive federal, state and local laws and regulations relating to environmental protection and occupational safety and health. These include, among other things, laws and regulations governing the use, treatment, storage and disposal of wastes and materials, air quality, water quality and the remediation of contamination associated with the release of hazardous substances. Our compliance with existing regulatory requirements is costly, and continued changes in these regulations could increase our compliance costs. Government laws and regulations often require us to enhance or replace our equipment and to modify landfill operations and may, in the future, require us to initiate final closure of a landfill. We are required to obtain and maintain permits that are subject to strict regulatory requirements and are difficult and costly to obtain and maintain. We may be unable to implement price increases sufficient to offset the cost of complying with these laws and regulations. In addition, regulatory changes could accelerate or increase expenditures for closure and post-closure monitoring at solid waste facilities and obligate us to spend sums over the amounts that we have accrued.

Current and proposed laws may restrict our ability to operate across local borders which could affect our manner, cost and feasibility of doing business.

      Currently, approximately $1.9 million, or 3%, of our revenue is earned from the disposal of waste that is generated in a state other than the state where it is disposed. Accordingly, only a small portion of our operations cross state borders, but these operations could increase in the future. Some states have imposed restrictions on collection routes and disposal locations. Our collection, transfer and landfill operations may also be affected in the future by proposed “flow control” legislation that would allow state and local governments to direct waste generated within their jurisdictions to a specific facility for disposal or processing. Moreover, in the future, our operations may be affected by proposed federal legislation authorizing states to regulate, limit or perhaps even prohibit interstate shipments of waste. If this or similar legislation is enacted, state or local governments with jurisdiction over our landfills could act to limit or prohibit disposal or processing of out-of-state waste in our landfills, whether collected by us or by third parties which could affect our manner, cost and feasibility of doing business.

We may become subject to environmental clean-up costs or litigation that could curtail our business operations and have a material adverse effect on our results of operations.

      The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or CERCLA, and analogous state laws provide for the remediation of contaminated facilities and impose strict joint and several liability for remediation costs on current and former owners or operators of a facility at which there has been a release or a threatened release of a “hazardous substance.” This liability is also imposed on persons who arrange for the disposal of and who transport such substances to the facility. Hundreds of substances are defined as “hazardous” under CERCLA and their presence, even in small amounts, can result in substantial liability. The expense of conducting a cleanup can be significant. Notwithstanding our efforts to comply with applicable regulations and to avoid transporting and receiving hazardous substances, we may have liability because these substances may be present in waste collected by us or disposed of in our landfills, or in waste collected, transported or disposed of in the past by companies that we acquire even if we did not collect or dispose of the waste while we owned the landfill. The actual costs for these liabilities could be significantly greater than the amounts that we might be required to accrue on our financial statements from time to time.

      In addition to the costs of complying with environmental regulations, we may incur costs to defend against litigation brought by government agencies and private parties. As a result, we may be required to pay fines or our permits and licenses may be modified or revoked. We may in the future be a defendant in lawsuits brought by governmental agencies and private parties who assert claims alleging environmental damage, personal injury, property damage and/or violations of permits and licenses by us. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could curtail our business operations and have a material adverse effect on our results of operations.

Our accruals for landfill closure and post-closure costs may be inadequate, and our earnings would be lower if we are required to pay or accrue additional amounts.

      We are required to pay closure and post-closure costs of any disposal facilities that we own or operate. We accrue for future closure and post-closure costs of our owned landfills, generally for a term of five years for construction and demolition debris (C&D) landfills and 30 years for municipal solid waste (MSW) landfills, based on engineering estimates of future requirements associated with the final landfill design and closure and post-closure process. Our obligations to pay closure and post-closure costs, including for monitoring, may exceed the amount we accrued, which would adversely affect our earnings. Expenditures for these costs may increase as a result of any federal, state or local government regulatory action, including changes in closing or monitoring activities, types and quantities of materials used or the period of required post-closure monitoring. These factors could substantially increase our operating costs and therefore impair our ability to invest in our existing facilities or new facilities. The amount of our accruals is based upon estimates by management and third-party engineers and accountants. We review at least annually our estimates for closure and post-closure costs, and any change in our estimates could require us to accrue additional amounts.

Our business is capital intensive, requiring ongoing cash outlays that may strain or consume our available capital.

      Our ability to remain competitive, grow and maintain operations largely depends on our cash flow from operations and access to capital. Maintaining our existing operations and expanding them through internal growth or acquisitions requires large capital expenditures. As we undertake more acquisitions and further expand our operations, the amount we expend on capital, closure and post-closure and remediation expenditures will increase. These increases in expenditures may result in lower levels of working capital or require us to finance working capital deficits. We intend to continue to fund our cash needs through cash flow from operations and borrowings under our credit facility, if necessary. However, we may require additional equity or debt financing to fund our growth.

      We do not have complete control over our future performance because it is subject to general economic, political, financial, competitive, legislative, regulatory and other factors. It is possible that our business may not generate sufficient cash flow from operations, and we may not otherwise have the capital resources, to allow us to make necessary capital expenditures. If this occurs, we may have to sell assets, restructure our debt or obtain additional equity capital, which could be dilutive to our stockholders. We may not be able to take any of the foregoing actions, and we may not be able to do so on terms favorable to us or our stockholders.

Increases in the costs of disposal may reduce our operating margins.

      We dispose of approximately one-fourth of the waste that we collect in landfills operated by others, but that rate may increase in the future. We may incur increases in disposal fees paid to third parties or in the costs of operating our own landfills. Failure to pass these costs on to our customers may reduce our operating margins.

Increases in the costs of labor may reduce our operating margins.

      We compete with other businesses in our markets for qualified employees. The labor market is currently tight in many of the areas in which we operate. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees or to hire more expensive temporary employees. Labor is our second largest operating cost, and even relatively small increases in labor costs per employee could materially affect our cost structure. Failure to attract and retain qualified employees, to control our labor costs, or to recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas may reduce our operating margins.

Increases in the costs of fuel may reduce our operating margins.

      The price and supply of fuel needed to run our collection and transfer trucks and our landfill equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Any significant price escalations or reductions in the supply could increase our operating expenses or interrupt or curtail our operations. Failure to offset all or a portion of any increased fuel costs through increased fees or charges would reduce our operating margins.

Increases in costs of insurance would reduce our operating margins.

      One of our largest operating costs is for insurance coverage, including general liability, automobile physical damage and liability, property, employment practices, pollution, directors and officers, fiduciary, workers’ compensation and employer’s liability coverage, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in our primary general liability, automobile liability and employer’s liability policies. Changes in our operating experience such as an increase in accidents or lawsuits or a catastrophic loss could cause our insurance costs to increase significantly or could cause us to be unable to obtain certain insurance. Increases in insurance costs would reduce our operating margins. Changes in our industry and perceived risks in our business could have a similar effect.

We may not be able to maintain sufficient insurance coverage to cover the risks associated with our operations.

      Integrated non-hazardous waste companies are exposed to a variety of risks that are typically covered by insurance arrangements. However, we may not be able to maintain sufficient insurance coverage to cover the risks associated with our operations for a variety of reasons. Increases in insurance costs and changes in the insurance markets may, given our resources, limit the coverage that we are able to maintain or prevent us from insuring against certain risks. Large or unexpected losses may exceed our policy limits, adversely affecting our results of operations, and may result in the termination or limitation of coverage, exposing us to uninsured losses, thereby adversely affecting our financial condition.

Our failure to remain competitive with our numerous competitors, some of which have greater resources, could adversely affect our ability to retain existing customers and obtain future business.

      Our industry is highly competitive. We compete with large companies and municipalities, many of which have greater financial and operational resources. The non-hazardous solid waste collection and disposal industry is led by three large national, publicly-traded waste management companies that account for approximately 45% of total industry revenues. The industry also includes numerous regional and local companies. Additionally, many counties and municipalities operate their own waste collection and disposal facilities and have competitive advantages not available to private enterprises. We also encounter competition from alternatives to landfill disposal, such as recycling and incineration, that benefit from state requirements to reduce landfill disposal. If we are unable to successfully compete against our competitors, our ability to retain existing customers and obtain future business could be adversely affected.

We may lose contracts through competitive bidding, early termination or governmental action, or we may have to substantially lower prices in order to retain certain contracts, any of which would cause our revenues to decline.

      We are parties to contracts with municipalities and other associations and agencies. Many of these contracts are or will be subject to competitive bidding. We may not be the successful bidder, or we may have to substantially lower prices in order to be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term. If we were not able to replace revenues from contracts lost through competitive bidding or early termination or from lowering prices or from the renegotiation of existing contracts with other revenues within a reasonable time period, our revenues could decline.

      Municipalities may annex unincorporated areas within counties where we provide collection services, and as a result, our customers in annexed areas may be required to obtain service from competitors who have been franchised or contracted by the annexing municipalities to provide those services. Some of the local jurisdictions in which we currently operate grant exclusive franchises to collection and disposal companies, others may do so in the future, and we may enter markets where franchises are granted by certain municipalities. Unless we are awarded a franchise by these municipalities, we will lose customers which will cause our revenues to decline.

Comprehensive waste planning programs and initiatives required by state and local governments may reduce demand for our services, which could adversely affect our waste volumes and the price of our landfill disposal services.

      Many of the states in which we operate landfills require counties and municipalities to formulate comprehensive plans to reduce the volume of solid waste disposed of in landfills through waste planning, recycling, composting or other programs. Some state and local governments mandate waste reduction at the source and prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. These actions may reduce the volume of waste going to landfills in certain areas, and therefore our landfills may not continue to operate at currently estimated volumes or they may be unable to charge current prices for landfill disposal services.

Covenants in our new credit facility and the agreements governing our other indebtedness may limit our ability to grow our business and make capital expenditures.

      Our new credit facility and certain of the agreements governing our other indebtedness impose financial and other covenants that limit certain actions that we may take (including our ability to incur additional indebtedness and to make capital expenditures) and acquisitions that we may pursue. All of these restrictions could affect our ability to make capital expenditures and take advantage of potential business opportunities. Our ability to comply with these covenants and restrictions may be affected by changes in economic or business conditions or other events beyond our control.

      Failure to observe these restrictions could result in a default, allowing acceleration of the debt incurred under those agreements, requiring us to repay the indebtedness under such credit facility and, if we were unable to do so, allowing the lenders to foreclose on their collateral (which includes substantially all of the assets we own, including the stock and assets of our subsidiaries). A default also could result from our inability to repay any indebtedness when due. Moreover, default under one agreement could lead to an acceleration of indebtedness under other agreements that contain cross-acceleration or cross-default provisions.

Changes in interest rates may affect our profitability.

      Our acquisition strategy could require us to incur substantial additional indebtedness in the future, which will increase our interest expense. Further, to the extent that these borrowings are subject to variable rates of interest, increases in interest rates will increase our interest expense, which will affect our profitability. As of December 31, 2003, we had long-term debt of approximately $69.4 million. If interest rates were to change by 100 basis points or 1%, this would result in a corresponding change of $0.7 million in annual interest charges. This does not take into account any interest rate compounding or hedge agreements that may impact various debt components differently. We have attempted to hedge against interest rate changes through swap arrangements (and we may continue to do so in the future). For certain interest rate swap agreements, we record non-cash mark-to-market gains and losses based on changes in future yield curves to the statement of operations. Therefore, fluctuations in interest rates may require us to record non-cash losses with respect to swap arrangements.

Efforts by labor unions to organize our employees could divert management attention and increase our operating expenses.

      Labor unions have in the past attempted to organize our employees, and these efforts will likely continue in the future. At its 2003 national meeting, the International Brotherhood of Teamsters announced that our industry is one in which it will begin focusing its efforts. A group of 14 employees at one of our locations has chosen to be represented by a union and we have negotiated a collective bargaining agreement with that group. Additional groups of employees may seek union representation in the future, and the negotiation of collective bargaining agreements could divert management attention and result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through “cooling off” periods, which are often followed by union-initiated work stoppages, including strikes. Depending on the type and duration of these work stoppages, our operating expenses could increase significantly.

A general downturn in U.S. economic conditions may have a material adverse effect on our business.

      Our business is affected by general economic conditions. Any extended weakness in the U.S. economy could have a material adverse effect on our business, including decreases in revenues and operating cash flows. In addition, in a down-cycle economic environment, we would likely experience the negative effects of increased competitive pricing pressure and customer turnover.

Risks Relating to Our Acquisition Program

We may be unable to identify, complete or integrate future acquisitions, which may harm our prospects.

      We may be unable to identify appropriate acquisition candidates. If we do identify an appropriate acquisition candidate, we may not be able to negotiate acceptable terms or finance the acquisition or, if the acquisition occurs, effectively integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations require a disproportionate amount of management’s attention and our resources. Even if we complete additional acquisitions, continued financing may not be available or available on reasonable terms, any new businesses may not generate revenues comparable to our existing businesses, the anticipated cost efficiencies or synergies may not be realized and these businesses may not be integrated successfully or operated profitably.

We compete for acquisition candidates with other purchasers, some of which have greater financial resources and may be able to offer more favorable terms, thus limiting our ability to grow through acquisitions.

      Other companies in the solid waste services industry also have a strategy of acquiring and consolidating regional and local businesses. We expect that as the consolidation trend in our industry continues, the competition for acquisitions will increase. Competition for acquisition candidates may make fewer acquisition opportunities available to us or make those opportunities more expensive.

In connection with financing acquisitions, we may incur additional indebtedness, or may issue additional shares of our common stock which would dilute the ownership percentage of existing stockholders.

      We intend to finance acquisitions with available cash, borrowings under our new credit facility, shares of our common stock or a combination of these means. As a result, we may incur additional indebtedness or issue additional shares of our common stock which would dilute the ownership percentage of existing stockholders. Our new credit facility contains covenants restricting, among other things, the amount of additional indebtedness. We expect to offer shares of our post-merger common stock as some or all of the consideration for acquisitions. Our ability to do so will depend in part on the attractiveness of our post-merger common stock. This attractiveness may depend largely on the capital appreciation prospects of our post-merger common stock compared to the common stock of our competitors. If the market price of our post-merger common stock were to decline materially over a prolonged period of time, we may find it difficult to use our post-merger common stock as consideration for acquisitions.

Businesses that we acquire may have unknown liabilities and require unforeseen capital expenditures.

      We may acquire businesses with liabilities that we fail to discover, including liabilities arising from non-compliance with environmental laws by prior owners for which we may be responsible as the successor owner. Moreover, as we integrate a new business, we may discover that required expenses and capital expenditures are greater than anticipated.

Rapid growth may strain our management, operational, financial and other resources.

      Executing our acquisition strategy will require significant time from our senior management. We may also be required to expand our operational and financial systems and controls and our management information systems capabilities. We may also need to attract and train additional senior managers, technical professionals and other employees. Failure to do any of these could restrict our ability to maintain and improve our profitability while continuing to grow.

We may incur charges related to acquisitions, which could lower our earnings.

      We capitalize some expenditures and advances relating to acquisitions and pending acquisitions, but expense indirect acquisition costs, including general corporate overhead, as they are incurred. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any pending acquisition that is not consummated. We, therefore, may incur charges in future periods, which could lower our earnings.

Risks Relating to Our Operations and Corporate Organization

Poor decisions by our regional and local managers could result in the loss of customers or an increase in costs, or adversely affect our ability to obtain future business.

      We manage our operations on a decentralized basis. Therefore, regional and local managers have the authority to make many decisions concerning their operations without obtaining prior approval from executive officers. Poor decisions by regional or local managers could result in the loss of customers or an increase in costs, or adversely affect our ability to obtain future business.

We are vulnerable to factors affecting our local markets.

      The non-hazardous waste business is local in nature. Accordingly, our business in one or more regions or local markets may be adversely affected by events and economic conditions relating to those regions or markets even if the other regions of the country are not affected.

Seasonal fluctuations will cause our business and results of operations to vary among quarters, which could adversely affect our stock price.

      Based on historic trends experienced by the businesses we have acquired, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and again lower in the fourth quarter. This seasonality generally reflects the lower volume of solid waste generated because of decreased construction and demolition activities during the winter months. Adverse weather conditions negatively affect waste collection productivity, resulting in higher labor and operational costs. The general increase in precipitation during the winter months increases the weight of collected waste, resulting in higher disposal costs, as costs are often calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months. As a result our stock price may be negatively affected by these variations. Additionally, severe weather during any time of the year can negatively affect the costs of collection and disposal and may cause temporary suspensions of our collection and disposal services. Long periods of inclement weather may interfere with collection and landfill operations, delay the construction of landfill capacity and reduce the volume of waste generated by our customers. Any of these conditions can adversely affect our business and results of operations, which could negatively affect our stock price.

Our success depends on key members of our senior management, the loss of any of whom could disrupt our customer and business relationships and our operations.

      We believe that our continued success depends in large part on the sustained contributions of our chairman of the board and chief executive officer, Mr. Tom J. Fatjo, Jr., our president and chief operating officer, Mr. Jerome M. Kruszka, and other members of our senior management. We rely on them to identify and pursue new business opportunities and acquisitions and to execute operational strategies. The loss of services of Messrs. Fatjo, Jr. or Kruszka or any other senior management member could significantly impair our ability to identify and secure new contracts and otherwise disrupt our operations. We do not maintain key person life insurance on any of our senior executives. We have entered into employment agreements with our executive officers that contain non-compete and confidentiality covenants. Despite these agreements, we may not be able to retain these officers and may not be able to enforce the non-compete and confidentiality covenants in their employment agreements.

Members of our senior management will devote a portion of their time to Waste Corporation of America’s operations, which will divert their attention from our business and operations.

      As indicated above, our continued success largely depends on the continued contributions of our senior management. However, as discussed in “Internal Reorganization and Relationship with Waste Corporation of America,” Messrs. Fatjo, Jr. and Kruszka and other members of our senior management will also serve as executive officers of Waste Corporation of America and, therefore, will devote a portion of their time to matters other than our business and operations. We believe that senior management will devote approximately 10% of their time, on average, to Waste Corporation of America’s operations.

Conflicts of interest to our and our stockholders’ detriment may arise between us and Waste Corporation of America and its controlling equity holder, who owns a significant portion of our equity and has three directors on our board.

      After the completion of the initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, WCA Partners, L.P. and other related entities will beneficially own approximately      % (approximately      % if the underwriter’s over-allotment option in that offering is exercised in full) of our post-merger common stock. For a description of WCA Partners, L.P. and its related entities, please read “Principal Stockholders.” Additionally, these entities will continue to own approximately 59.5% of the equity interests of Waste Corporation of America, our former parent and a privately-held solid waste company with which we have administrative services, non-competition and other arrangements as described in “Internal Reorganization and Relationship with Waste Corporation of America.” Mr. William P. Esping, who is one of our directors, and members of his family are the primary beneficial owners of these various entities. Messrs. Ballard O. Castleman and Robert P. Lancaster, who are also members of our board of directors, have ownership positions in and are employed by such entities. Messrs. Esping, Castleman and Lancaster will be continuing directors and constitute three of the seven post-offering members of our board. Because of the substantial ownership interest of WCA Partners, L.P. and related entities in Waste Corporation of America, these entities may, in the event a conflict of interest arises between us and Waste Corporation of America and these entities, favor their interests in Waste Corporation of America over their interests in us to the detriment of us and our other stockholders.

Our officers, directors and current stockholders own a significant interest in our voting stock and may be able to exert significant influence over our management and affairs.

      Upon completion of the initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, our officers, directors and current stockholders will own or control approximately      % of the outstanding shares of our post-merger common stock (approximately      % if the underwriters’ over-allotment option in that offering is exercised in full). Accordingly, these parties, acting together, could possess a controlling vote on matters submitted to a vote of the holders of our post-merger common stock. As long as these individuals beneficially own a significant interest, they will have the ability to significantly influence the election of members of our board of directors and to influence our management and affairs. These parties may be able to cause or prevent a change of control of our company, and this concentration of ownership may have the effect of discouraging others from pursuing transactions involving a potential change of control of our company, in either case regardless of whether a premium is offered over then-current market prices. In addition, upon completion of the planned initial public offering, WCA Partners, L.P. and other related entities, will collectively beneficially own approximately      % of our post-merger common stock, as well as approximately 59.5% of the equity of Waste Corporation of America with which we have administrative services, non-competition and other arrangements as described in “Internal Reorganization and Relationship with Waste Corporation of America.” This concentration of ownership, the potential ability to significantly influence our management and affairs, and the potential conflicts of interests relating to Waste Corporation of America may have the effect of preventing or discouraging transactions involving a potential change of control or otherwise adversely affect us.

We may be required to make payments to stockholders exercising dissenter’s rights of appraisal with respect to the merger.

      Prior to the merger, holders of over           % of our pre-merger common stock, holders of 100% of our Series A Preferred Stock and holders of 100% of our Series B Preferred Stock approved the merger by execution of written consents. Within 20 days after we mail this information statement/prospectus, the other holders of stock prior to the merger may exercise dissenter’s rights of appraisal. If such a stockholder properly and timely exercises appraisal rights, the stockholder would be entitled to have the fair value of such stockholder’s stock (plus a fair rate of interest) to be judicially determined and paid in cash. Fair value would be determined exclusive of any element of value arising from the accomplishment or expectation of the merger. Depending on the number of shares covered by properly exercised dissenter’s rights, if any, and on the judicial determination of value, the amount of the awards to dissenting stockholders may be material and would reduce the amount of cash available for operations.

Risks Related To Our Proposed Initial Public Offering

If a market does not develop for our post-merger common stock, you may not be able to sell your shares of post-merger common stock at an attractive price or at all.

      Prior to an initial public offering of our post-merger common stock, you cannot buy or sell our post-merger common stock publicly. We intend to conduct an initial public offering of our post-merger common stock shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004. We have filed an application for the listing of our post-merger common stock on the NASDAQ National Market upon consummation of the planned offering. The stock market has experienced extreme volatility, and this volatility has often been unrelated to the operating performance of particular companies. Even if we successfully complete the planned offering, an active public market for our post-merger common stock may not develop or continue after the offering. If a market does not develop or continue, you may not be able to sell your post-merger common stock at or above our initial public offering price or at all. The initial public offering price of our post-merger common stock will be determined through negotiations between the representatives of the underwriters and us and may not be indicative of the price that will prevail in the open market. Trading prices for our post-merger common stock will be influenced by many factors, including variations in our financial results, changes in earnings estimates and recommendations by industry research analysts, investors’ perceptions of us, future announcements concerning our business, operating and stock price performance of companies that investors deem comparable to us, prevailing interest rates, changes and developments affecting the solid waste industry and general economic, industry and market conditions. Future sales of shares by existing stockholders could also affect our stock price.

Shares held by some of our existing stockholders cannot be offered for immediate resale, but such shares may be sold into the market in the near future. This selling could cause the market price of our post-merger common stock to drop significantly.

      If our existing stockholders sell substantial amounts of our post-merger common stock in the public market following our planned initial public offering or if there is a perception that they may do so, the market price of our post-merger common stock could decline. Based on shares outstanding as of           , 2004, upon consummation of the merger and completion of the planned offering, we will have                     outstanding shares of post-merger common stock. Of these shares,                      shares of post-merger common stock sold in the planned offering by us and the selling stockholders will be freely tradable. In connection with the planned offering, our officers, directors and WCA Partners, L.P. and related entities will enter into certain lock-up agreements. After these lock-up agreements expire, an additional                      shares will be eligible for sale in the public market, subject to volume limits and manner of sale requirements.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could prohibit a change of control that our stockholders may favor and which could negatively affect our stock price.

      Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our post-merger common stock. Our amended and restated certificate of incorporation and our amended and restated bylaws:

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•	require super-majority voting to effect amendments to provisions of our amended and restated bylaws concerning the number of directors;

•	limit who may call special meetings;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholders meeting; and

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

      In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. For more information, please read “Description of Capital Stock, Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

We do not anticipate paying cash dividends on our post-merger common stock in the foreseeable future.

      We do not anticipate paying cash dividends on our post-merger common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors and are and will be restricted by the terms of our new credit facility.

We may issue preferred stock that has a liquidation or other preference over our post-merger common stock without the approval of the holders of our post-merger common stock, which may affect those holders rights or the market price of our post-merger common stock.

      Our board of directors is authorized to issue series of shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, dividend rights, preferences over our post-merger common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our post-merger common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our post-merger common stock, the rights of holders of our post-merger common stock or the market price of our post-merger common stock could be adversely affected.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

      Some of the statements contained in this information statement/prospectus are forward-looking statements. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “should,” “intend,” “seek,” “plan,” “believe,” “anticipate,” “expect,” “estimate,” “potential,” “continue,” or “opportunity,” the negatives of these words, or similar words or expressions. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements.

      We caution that forward-looking statements are not guarantees and are subject to known and unknown risks and uncertainties. We caution you not to place undue reliance on forward-looking statements because our actual results could differ materially from those expressed or implied in any forward-looking statements. Important factors that could cause our actual results of operations or our actual financial condition to differ from any forward-looking statements include, but are not limited to, the following:

•	we may not be able to obtain or maintain the permits necessary for operation and expansion of our existing landfills or landfills that we might acquire;

•	our costs may increase for, or we may be unable to provide, necessary financial assurances to governmental agencies under applicable environmental regulations relating to our landfills;

•	governmental regulations may require increased capital expenditures or otherwise affect our business;

•	we depend in part on acquisitions for growth, we may be required to pay higher prices for acquisitions and we may experience difficulty in integrating and deriving synergies from acquisitions, or finding acquisition targets suitable to our growth strategy;

•	businesses that we acquire may have undiscovered liabilities;

•	we may not always have access to the additional capital that we require to execute our growth strategy or our cost of capital may increase;

•	possible changes in our estimates of site remediation requirements, final capping, closure and post-closure obligations, compliance, regulatory developments and insurance costs;

•	the effect of limitations or bans on disposal or transportation of out-of-state waste or certain categories of waste; and

•	general economic and market conditions including, but not limited to, inflation and changes in fuel, labor, risk and health insurance, and other variable costs that are generally not within our control.

These and other risks and uncertainties are described in “Risk Factors.”

      The forward-looking statements included in this information statement/prospectus are only made as of the date of this information statement/prospectus, and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

INTERNAL REORGANIZATION AND RELATIONSHIP WITH

WASTE CORPORATION OF AMERICA

General

      We were formed and began operations in September 2000 when we acquired particular assets from Waste Management, Inc. As a result of an internal corporate reorganization completed prior to the consummation of the merger, we briefly became the parent of Waste Corporation of America, our former parent. As part of the reorganization, Waste Corporation of America was spun off, our company and Waste Corporation of America became separate companies and the former stockholders of Waste Corporation of America became our stockholders. Prior to the merger, WCA Partners, L.P., a closely-held investment fund, and other related entities controlled approximately 59.5% of both our and Waste Corporation of America’s outstanding equity. After the merger and completion of the initial public offering of our post-merger common stock we intend to conduct shortly thereafter pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, such entities will beneficially own approximately                     % of our post-merger common stock. Please read “Principal Stockholders — WCA Partners, L.P. and Related Entities.”

      While we have shared executive officers with Waste Corporation of America since our formation, we have conducted and financed our operations separately from the operations of other Waste Corporation of America subsidiaries. None of the employees operating our assets on a day-to-day basis perform any services for Waste Corporation of America or its subsidiaries. The reorganization was undertaken to formalize this pre-existing separation between our operations and the other operations of Waste Corporation of America and to consolidate the operations, assets and liabilities associated with Waste Corporation of America’s Florida, Colorado and New Mexico operations in Waste Corporation of America and its current subsidiaries.

      After the merger, Waste Corporation of America and its subsidiaries will continue to operate their waste operations in Florida, Colorado and New Mexico and to own other assets. Subject to the restrictions in the mutual non-competition agreement with us described below, Waste Corporation of America could expand its operations. However, we understand that Waste Corporation of America and its subsidiaries intend to devote most of their efforts in the short term to increasing revenue and reducing debt and, in that connection, to evaluating assets with a view to potentially selling them. Waste Corporation of America has agreed to provide us with a 30-day right of first offer if it elects to sell its current Florida, Colorado or New Mexico operations. However, we will have no contractual right to purchase these assets, and, subject to the 30-day right to make the first offer, Waste Corporation of America may sell some or all of them without restriction, including to our competitors.

Agreements Relating to Internal Reorganization

      In connection with the internal reorganization, we entered into two agreements: a Reorganization Agreement and an Administrative Services Agreement. We entered into these agreements when we were members of a corporate group including Waste Corporation of America and its subsidiaries. Their terms may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

      Reorganization Agreement. In connection with the internal reorganization, we agreed to contribute $20.0 million to Waste Corporation of America upon completion of an initial public offering of our post-merger common stock, which we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004. Of this amount, Waste Corporation of America will apply approximately $13.8 million to repay a note to Waste Management, Inc. that was issued in connection with our purchase of assets in September 2000. The remaining balance of approximately $6.2 million represents an amount required to separate our operations from Waste Corporation of America. We do not have any ongoing obligation to make future payments to Waste Corporation of America.

      The Reorganization Agreement also contains a mutual five year non-competition agreement, pursuant to which we and our subsidiaries agreed not to acquire or operate any waste operations within 50 miles of any of Waste Corporation of America’s or its subsidiaries’ current operations in Florida, Colorado or New Mexico, and Waste Corporation of America and its subsidiaries have agreed not to acquire or operate any waste operations within 50 miles of any of our or our subsidiaries’ current operations in Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee or Texas. Waste Corporation of America also granted us a right of first offer as described above. Finally, the Reorganization Agreement contains certain agreements and indemnities with respect to taxes and tax attributes with respect to periods prior to the reorganization.

      Pursuant to the Reorganization Agreement and related agreements, we assumed the obligation to issue shares upon the exercise of options and warrants that had been previously issued by Waste Corporation of America. Subsequently, we issued 2,163,397 shares of our pre-merger common stock in cancellation of approximately 90% of such options and warrants of Waste Corporation of America. We will recognize an estimated charge of $7.2 million in connection with the cancellation of options and warrants and issuance of pre-merger common stock. Please read “Certain Relationships and Related Transactions — Cancellation of Options and Warrants.”

      Administrative Services Agreement. Prior to the reorganization, one of our subsidiaries employed all of the personnel used by us and Waste Corporation of America and our respective subsidiaries, including our executive officers (who are also the executive officers of Waste Corporation of America). Our subsidiary entered into a master leasing arrangement with us, Waste Corporation of America and other subsidiaries under which it provided the services of employees and executive officers. In addition, we operated and provided most of the administrative systems, services and facilities, including information technology, accounting and payroll systems and insurance, human resources, legal, tax and treasury services, for all of our subsidiaries and Waste Corporation of America and its subsidiaries.

      In connection with the reorganization, we and our subsidiaries entered into an Administrative Services Agreement, pursuant to which we and our subsidiaries will continue to provide all of the services described above to Waste Corporation of America and its subsidiaries. Waste Corporation of America has agreed to pay us a fee of $40,000 per month for such administrative services (including the services of our executive officers) plus all direct and other allocated costs incurred on behalf of Waste Corporation of America and its subsidiaries. Until we and Waste Corporation of America can practically separate required bonding, insurance and other similar arrangements supporting financial assurances to governmental agencies as to our respective landfills, we will continue to maintain such arrangements in place as part of our administrative services and Waste Corporation of America will be responsible to us for any costs or claims relating to its landfills or operations. Waste Corporation of America has also paid our executive officers a lump sum payment, and it may make future payments to them in the sole discretion of the board of directors of Waste Corporation of America, taking into account such factors as the reduction of Waste Corporation of America’s debt and the results of operations of Waste Corporation of America. We will not review or pass upon any such payments, as they are unrelated to our operations.

      On each anniversary of the Administrative Services Agreement, we will review with Waste Corporation of America the fee payable under the Administrative Services Agreement to determine whether it should be adjusted to reflect the level of the services then provided. We have agreed with Waste Corporation of America that neither party will unreasonably withhold its consent to any proposed adjustments. Our audit committee will review and pass on any proposed agreement regarding any adjustments. The Administrative Services Agreement has a five-year term.

Transaction Diagrams

      In connection with our internal reorganization:

•	Waste Corporation of America became our subsidiary and we became the owner of WCA Holdings, Inc. and its wholly owned operating subsidiary, WCA Waste Systems, Inc.; and

•	Immediately prior to the merger, the equity interests of Waste Corporation of America were distributed to the holders of our equity prior to the merger.

      The following diagrams depict our corporate structure immediately before and after the merger:

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Our new credit facility prohibits payment of cash dividends under all circumstances. Any future dividends declared would be at the discretion of our board of directors and would depend on our financial condition, results of operations, capital requirements, contractual obligations, the terms of our credit facility and other financing agreements at the time a dividend is considered, and other relevant factors. Our only source of cash to pay dividends is distributions from our subsidiaries. There are no restrictions on the ability of our subsidiaries to make distributions to us as the sole stockholder of those subsidiaries.

THE MERGER

Reasons for the Merger

      As we look to the future, the complex and increasingly competitive business environment in which we operate requires that we create a capital structure that better meets the needs of the company today, allowing us to continue to build our business and pursue new opportunities for growth.

      After much careful consideration, we believe the merger and the proposed initial public offering is the best way to preserve and grow the vitality of our business and position us to maximize stockholder value over the long-term. We believe that we and the stockholders would benefit from having a publicly-traded equity security. Therefore, we have designed the transaction to position us for a successful future.

      A publicly-traded equity security will:

•	Provide us with greater financial flexibility;

•	Improve our ability to access a range of new sources of capital;

•	Enable us to compete in the marketplace with bigger and better capitalized competitors;

•	Help in our quest to grow our business and capitalize on new business opportunities; and

•	Enhance our ability to achieve our strategic vision.

How It Will Work

      Pursuant to the agreement and plan of merger attached to this information statement/ prospectus as Annex A, WCA Waste Corporation will merge with WCA Merger II Corporation. WCA Merger II Corporation is currently a wholly-owned subsidiary of WCA Waste Corporation that was formed with the express purpose of effectuating this merger. WCA Waste Corporation will survive the merger and continue to be named WCA Waste Corporation.

Approval

      As previously stated, we are not asking you for a proxy, and you are requested not to send us a proxy. As of                     , 2004, WCA Waste Corporation had 6,351,896 shares of pre-merger common stock outstanding, 1,428,572 shares of Series A Preferred Stock outstanding and 5,048,077 shares of Series B Preferred Stock outstanding. Each share of pre-merger common stock and each share of Series B Preferred Stock is entitled to cast one vote in connection with the approval of the merger and the amendments to our certificate of incorporation and bylaws to be effected as part of the merger, and each share of Series A Preferred Stock is entitled to cast  1/2 a vote in connection with the approval of the merger and the amendments to our certificate of incorporation and bylaws to be effected as part of the merger. Additionally, under the requirements of the certificate of designation that created the Series A Preferred Stock and the Series B Preferred Stock, the holders of the Series A Preferred Stock and the holders of the Series B Preferred Stock are entitled to vote separately from the pre-merger common stock and from each other, as separate classes, in connection with the approval of the amendments to our certificate of incorporation and bylaws to be effected as part of the merger, and in such class voting, each share of Series A Preferred Stock and each share of Series B Preferred Stock is entitled to cast one vote as to those matters.

      Stockholders of WCA Waste Corporation holding over        % of the issued and outstanding shares of pre-merger common stock and all of the issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock of WCA Waste Corporation, and WCA Waste Corporation, as the sole stockholder of WCA Merger II Corporation, have already approved the adoption of the agreement and plan of merger and the merger, as well as the amendments to our certificate of incorporation and bylaws to be effected as part of the merger, by execution of written consents. Because these actions have already been approved by the written consent of the holders of a majority of the outstanding shares of WCA

Waste Corporation and WCA Merger II Corporation, as allowed by their respective certificates of incorporation and bylaws, and by the holders of all of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock of WCA Waste Corporation, as required by the certificate of designation that created such stock, no vote by the stockholders of WCA Waste Corporation will be taken. We have attached the form of WCA Waste Corporation’s stockholders’ consent as Annex B to this information statement/ prospectus.

The Share Conversion

      In the merger:

•	each outstanding share of pre-merger common stock will be converted into 0.6148 of a share of post-merger common stock;

•	each outstanding share of Series A Preferred Stock will be converted into 0.6941 of a share of post-merger common stock;

•	each outstanding share of Series B Preferred Stock will be converted into 0.6148 of a share of post-merger common stock; and

•	each warrant for the purchase of shares of WCA Waste Corporation pre-merger common stock will be converted into a warrant for the purchase of shares of WCA Waste Corporation post-merger common stock at a ratio of 0.6148 of a share of post-merger common stock for each share of pre-merger common stock, and the exercise price shall be adjusted appropriately.

      The result will be that, if you own pre-merger common stock, Series A Preferred Stock or Series B Preferred Stock of WCA Waste Corporation, you will instead own post-merger common stock of WCA Waste Corporation. If you own a warrant to purchase pre-merger common stock of WCA Waste Corporation, you will own a warrant to purchase post-merger common stock of WCA Waste Corporation. The certificate of incorporation and by-laws of WCA Waste Corporation will be amended and restated as part of the merger. A copy of the agreement and plan of merger is included as Annex A to this information statement/ prospectus. Read the section of this information statement/ prospectus entitled, “Description of Capital Stock, Certificate of Incorporation and Bylaws” for a more detailed discussion.

What You Will Receive

      When we consummate the merger: (i) each outstanding share of pre-merger common stock for which appraisal rights are not perfected will automatically be converted into post-merger common stock at a ratio of 0.6148 of a share of post-merger common stock per share of pre-merger common stock; (ii) each outstanding shares of Series A Preferred Stock for which appraisal rights are not perfected will automatically be converted into post-merger common stock at a ratio of 0.6941 of a share of post-merger common stock per share of Series A Preferred Stock; (iii) each outstanding share of Series B Preferred Stock for which appraisal rights are not perfected will automatically be converted into post-merger common stock at a ratio of 0.6148 of a share of post-merger common stock per share of Series B Preferred Stock; and (iv) each warrant for the purchase of shares of pre-merger common stock will be converted into a warrant for the purchase of shares of post-merger common stock at a ratio of 0.6148 of a share of post-merger common stock per share of pre-merger common stock, and the exercise price shall be adjusted appropriately.

      Please send your stock certificates to the transfer agent at                     . Upon receipt of your stock certificates, the transfer agent will cancel them and issue new certificates to you. After the conversion of your shares, your pre-merger share certificates will be null and void.

The Initial Public Offering

      Upon consummation of the merger, we intend to offer our post-merger common stock to the public pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004.

      The initial public offering price of the post-merger common stock will be determined by negotiations between us and the managing underwriter, Friedman, Billings, Ramsey & Co., Inc., who will underwrite the proposed initial public offering. When making their recommendation regarding the price for the initial public offering, the underwriters will take into account many factors, including the trading value of other comparable companies in the market and overall market conditions.

How We Will Effect the Merger

      We will effect the merger immediately prior to the closing of the public offering. At that time, we will file a certificate of merger with the Secretary of State of the State of Delaware. We currently expect that this will occur on the first business day after the registration statement on Form S-4 of which this information statement/ prospectus is a part becomes effective, but the timing could vary.

Conditions to the Merger

      We will complete the merger only if each of the following conditions are satisfied or waived:

•	The registration statement on Form S-4 of which this information statement/ prospectus is a part has become effective under the Securities Act of 1933;

•	No statute, rule, regulation, executive order, decree, injunction or other order has been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the merger; and

•	All approvals and consents necessary or desirable, if any, in connection with the consummation of the merger have been obtained.

      We do not believe that any material federal or state regulatory requirements must be complied with or that any material approvals must be obtained in connection with the merger.

Expenses

      WCA Waste Corporation will pay all expenses incurred in connection with this merger.

Termination or Delay of the Merger

      If at any time before the merger is consummated our board of directors decides that it is not in our best interests to proceed with the merger, our board of directors may terminate or delay the merger.

Appraisal Rights

      In connection with the merger, holders of WCA Waste Corporation pre-merger common stock, holders of Series A Preferred Stock and holders of Series B Preferred Stock will be entitled to appraisal rights, provided they comply with the statutory requirements contained in Section 262 of the Delaware General Corporation Law, or the DGCL. Appraisal rights permit you to object to the conversion of your shares and demand appraisal of the “fair value” of your shares by petitioning the court of Chancery of the State of Delaware, in connection with the consummation of the share conversion and merger. This information statement/ prospectus is the notice we are required to provide under Section 262 of the DGCL.

      Section 262 outlines the steps you must take to exercise your appraisal rights. The provisions for demanding appraisal rights must be complied with fully. You may lose your appraisal rights if you fail in any way to comply with the steps provided by Section 262.

      The following discussion is only a brief summary of Section 262. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, a copy of which is attached to this information statement/ prospectus as Annex C.

      Under the DGCL, if you, as a stockholder, wish to assert appraisal rights, then you must initially deliver written notice to us of your demand for the appraisal of your shares within 20 days after the mailing of this information statement/ prospectus. Upon giving such notice, either a stockholder who has delivered demand in accordance with Section 262 or WCA Waste Corporation must, within 120 days after the effective date of the merger, petition the Court of Chancery demanding a determination of the value of the stock of all such stockholders who have delivered demand in accordance with Section 262. WCA Waste Corporation is under no obligation, and has no present intent, to file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that WCA Waste Corporation will file such a petition or that it will initiate any negotiations with respect to the fair value of the shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time and the manner prescribed in Section 262. Inasmuch as WCA Waste Corporation has no obligation to file such a petition, the failure of a stockholder to do so within the time specified could nullify the stockholder’s previous written demand for appraisal.

      A stockholder timely filing a petition for appraisal with the Delaware Court of Chancery must deliver a copy of such petition to the surviving corporation, which will then be obligated within 20 days to provide the Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to those stockholders, the Delaware Court of Chancery may conduct a hearing on the petition to determine which stockholders have become entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

      After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

      If you are considering seeking appraisal rights, you should be aware that the fair value of your shares as determined under the applicable provisions of the DGCL could be greater than, less than or equal to the value of the WCA Waste Corporation post-merger common stock your shares of WCA Waste Corporation pre-merger common stock, Series A Preferred Stock and/or Series B Preferred Stock, as applicable, will be converted into in the merger.

      The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of an appraising stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. Final decisions by the Delaware Court of Chancery in appraisal proceedings are subject to appeal to the Delaware Supreme Court.

      Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights.

      If you give notice of your demand for appraisal rights for your shares under the applicable provisions of the DGCL but withdraw or lose your rights to demand appraisal, your shares of WCA Waste Corporation pre-merger common stock, Series A Preferred Stock and/or Series B Preferred Stock, as

applicable, will be converted as per the agreement and plan of merger into shares of WCA Waste Corporation post-merger common stock.

      Any demands, notices or other documents to be delivered to us should be sent to: J. Edward Menger, WCA Waste Corporation, One Riverway, Suite 1400, Houston, Texas 77056.

Federal Income Tax Consequences of the Merger

      WCA Waste Corporation intends that the merger qualify as a reorganization for U.S. federal income tax purposes. If the merger qualifies as a reorganization, you generally will not recognize gain or loss for U.S. federal income tax purposes in connection with the merger. You are urged to consult with your own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the merger to you. You should read “Material Federal Income Tax Consequences to Stockholders” beginning on page 104 of this information statement/ prospectus for a more complete discussion of the potential U.S. federal income tax consequences of the merger.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents, current maturities of long-term debt and capitalization as of December 31, 2003, as adjusted to give effect to the transactions described under “Internal Reorganization and Relationship with Waste Corporation of America,” and as further adjusted to give effect to the transactions contemplated by the merger, the issuance of                     shares of our post-merger common stock pursuant to an initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, the repayment of $          million of indebtedness and satisfaction of a $20.0 million contingent contribution obligation as described in note 1 below and under “Internal Reorganization and Relationship with Waste Corporation of America.”

      This table is derived from and should be read together with our audited consolidated financial statements and the related notes included in this information statement/prospectus beginning on page F-1. You should also read this table in connection with the information set forth under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this information statement/prospectus.

	As of December 31, 2003

			As Further
	Actual	As Adjusted(1)	Adjusted(2)

	(in thousands, except share data)
Cash and cash equivalents	$105	$105
Current maturities of long-term debt	4,004	4,004
Long-term debt, less current maturities and discount	65,353	65,353
Contingent contribution obligation(1)	—	20,000
Stockholders’ equity:
Common stock, $0.01 par value; 10,000 shares authorized actual, as adjusted; 1,000 issued and outstanding actual; and shares issued and outstanding as adjusted
Additional paid-in capital	24,299	4,299
Retained earnings	7,895	7,895

Total stockholders’ equity	32,194	12,194

Total capitalization	$101,656	$101,656

(1)	As adjusted to give effect to the transactions described under “Internal Reorganization and Relationship with Waste Corporation of America.” As described in that section, as part of our internal reorganization we agreed to contribute $20.0 million to Waste Corporation of America upon completion of an initial public offering of our post-merger common stock, which we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004. Of this amount, approximately $13.8 million will be used to repay a note to Waste Management, Inc. which was issued in connection with our purchase of assets in September 2000. The remaining balance of approximately $6.2 million represents an amount required to separate our operations from Waste Corporation of America. We do not have any ongoing obligations to make future payments to Waste Corporation of America to fund its operations.

(2)	As further adjusted to give effect to the transactions contemplated by the merger, the issuance of shares of our post-merger common stock pursuant to an initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, the repayment of $ million of indebtedness and satisfaction of a $20.0 million contingent contribution obligation as described in note 1 above and under “Internal Reorganization and Relationship with Waste Corporation of America.” The offering price and number of shares to be sold in the initial public offering have been estimated using the midpoint of the anticipated price range and the number of shares anticipated to be sold by us (not including any over-allotment or any share to be sold by selling stockholders), all as set forth in the Form S-1.

SELECTED FINANCIAL DATA

      The selected financial data presented below for each of the years in the three-year period ended December 31, 2003 are derived from our audited consolidated financial statements appearing elsewhere in this information statement/prospectus. The selected financial data for the three-months ended December 31, 2000 represent the period from our formation through the end of our first fiscal year and are derived from our unaudited financial statements. You should read the information set forth below in connection with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included in this information statement/prospectus beginning on page F-1.

      The following table presents the non-GAAP financial measure, EBITDA. We explain this measure below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP in “— Non-GAAP Financial Measures” on page 26.

	Three Months
	Ended	Year Ended December 31,
	December 31,
	2000	2001	2002	2003

	(In thousands)
Consolidated Statements of Operations Data:
Revenue	$12,986	$57,721	$62,162	$64,226
Expenses:
Cost of services (1),(2)	8,381	35,841	38,336	41,666
Depreciation and amortization	1,528	6,684	6,229	7,812
General and administrative
Stock-based compensation(3)	—	—	—	1,220
Other general and administrative	757	4,135	4,432	3,922

Total expenses	10,666	46,660	48,997	54,620

Operating income	2,320	11,061	13,165	9,606

Other income (expense):
Interest expense, net(2)	(1,998)	(9,246)	(8,482)	(4,152)
Other income (expense), net	24	(53)	20	28

Other (income) expense	(1,974)	(9,299)	(8,462)	(4,124)

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	346	1,762	4,703	5,482
Income tax expense	195	708	2,106	2,164

Income from continuing operations before cumulative effect of changes in accounting principles	151	1,054	2,597	3,318
Discontinued operations, net of tax	81	(201)	(816)	93

Income before cumulative effect of changes in accounting principles	232	853	1,781	3,411
Cumulative effect of changes in accounting principles, net of tax(4)	—	(721)	—	2,324

Net income	$232	$132	$1,781	$5,735

Other Financial Data:
Capital expenditures	$3,036	$8,066	$9,886	$7,721
EBITDA(5)	3,872	17,692	19,414	17,446
EBITDA, as a percentage of revenues	29.8%	30.7%	31.2%	27.2%

(1)	We acquired prepaid disposal rights in connection with our acquisition of assets from Waste Management, Inc. in 2000. During the years ended December 31, 2001, 2002 and 2003 we recorded $61, $97 and $302, respectively, for the use of such disposal rights as a non-cash component of cost of services. Please read note 3 to our consolidated financial statements. Historically, we have utilized these prepaid disposal rights in our west Texas operations, which we sold during 2003 and are reflected as discontinued operations. In the future we will use these prepaid disposal rights for our continuing operations. During the years ended December 31, 2001, 2002 and 2003 we utilized $2,011, $1,902 and $1,307, respectively, of prepaid disposal rights in discontinued operations.

(2)	We have material financial commitments for the costs associated with our future obligations for final closure and post-closure maintenance of the landfills we own and operate. During the years ended December 31, 2001, 2002 and 2003 we have recorded $111, $146 and $207, respectively, as a non-cash component of cost of services and $339, $107 and $0, respectively, as a non-cash component of interest expense for the provision and accretion expense relating to these future obligations. Although these are non-cash expenses for the periods presented, the ultimate liability will be settled in cash. Please read note 1 to our consolidated financial statements for further discussion of landfill accounting and the adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations.”

(3)	Represents a non-cash compensation charge in connection with stock options outstanding as of December 31, 2003. Prior to the internal reorganization in 2004, Waste Corporation of America had options and warrants outstanding. As part of the internal reorganization, we assumed the obligation to issue shares upon the exercise of such options and warrants. Subsequently, we extinguished approximately 90% of such outstanding stock options and warrants by issuing 2,163,397 shares of our pre-merger common stock. We will recognize an estimated charge of $7.2 million in connection with the cancellation of these options and warrants and issuance of pre-merger common stock in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.”

(4)	The $721 (net of $442 tax benefit) cumulative effect of change in accounting principle for the year ended December 31, 2001 is due to the adoption of SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities” relating to our interest rate swap agreement. The $2,324 (net of $1,425 tax expense) cumulative effect of change in accounting principle for the year ended December 31, 2003 relates to our adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations.”

(5)	We define EBITDA as income from continuing operations before cumulative effect of changes in accounting principles and before net interest, taxes, depreciation and amortization. EBITDA as presented includes other income (expense) of $24 for the three months ended December 31, 2000 and ($53), $20 and $28 for the years ended December 31, 2001, 2002 and 2003, respectively.

	Three Months
	Ended	Year Ended December 31,
	December 31,
	2000	2001	2002	2003

	(In thousands, except share and per share data)
Earnings (loss) per share — basic and diluted:
Income from continuing operations before cumulative effect of changes in accounting principles	$151	$1,054	$2,597	$3,318
Discontinued operations, net of tax	81	(201)	(816)	93

Income before cumulative effect of changes in accounting principles, net of tax	232	853	1,781	3,411
Cumulative effect of changes in accounting principles, net of tax	—	(721)	—	2,324

Net income	$232	$132	$1,781	$5,735

Weighted average shares outstanding — basic and diluted	1,000	1,000	1,000	1,000

	Three Months
	Ended	Year Ended December 31,
	December 31,
	2000	2001	2002	2003

	(In thousands)
Consolidated Balance Sheet Data:
Property and equipment, net	$58,361	$64,147	$67,555	$70,726
Total assets	113,253	116,681	122,668	116,685
Long-term debt, less current maturities and discount	55,720	57,574	66,168	65,353
Total stockholders’ equity	33,185	30,833	30,293	32,194

Non-GAAP Financial Measures

      For a discussion of the non-GAAP financial measure of EBITDA, please read “Prospectus Summary — Summary Financial Data — Non-GAAP Financial Measures” on page 6. The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measures for the periods indicated.

	Three Months
	Ended	Year Ended December 31,
	December 31,
	2000	2001	2002	2003

	(In thousands)
Reconciliation of “EBITDA” to “Net Income”:
Net income	$232	$132	$1,781	$5,735
Cumulative effect of changes in accounting principles, net of tax	—	721	—	(2,324)
Loss from discontinued operations, net of tax	(81)	201	816	156
Gain on disposal of discontinued operations	—	—	—	(249)

Income from continuing operations before cumulative effect of changes in accounting principles	151	1,054	2,597	3,318
Depreciation and amortization	1,528	6,684	6,229	7,812
Interest expense, net	1,998	9,246	8,482	4,152
Income tax expense	195	708	2,106	2,164

EBITDA	$3,872	$17,692	$19,414	$17,446

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read together with the historical consolidated financial statements and the notes thereto included in this information statement/prospectus beginning on page F-1. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate and that apply to an investment in our common stock, please read “Risk Factors.”

Executive Overview

      We are a vertically integrated, non-hazardous solid waste management company providing non-hazardous construction/demolition, industrial and municipal solid waste collection, transfer and disposal services in the south and central regions of the United States. As of December 31, 2003, we served approximately 87,000 commercial, industrial and residential customers in Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee and Texas. We serve our customers through fifteen collection operations, eight transfer stations, six municipal solid waste (MSW) landfills and seven construction and demolition debris (C&D) landfills. One of our transfer stations and two of our landfills, one MSW landfill and one C&D landfill, are fully permitted but have not yet commenced operations. Additionally, we currently operate but do not own two additional transfer stations, and we hold certain prepaid disposal rights at landfills in Texas, Oklahoma and Arkansas owned and operated by one of our competitors.

      In September 2000, we were formed and acquired assets constituting 32 separate solid waste management operations from Waste Management, Inc. These assets and operations became the core of our operations. From our formation through 2003, we acquired and successfully integrated over 42 separate operating locations acquired in a total of eight transactions (including the transaction with Waste Management, Inc. in 2000).

      We intend to increase both our revenue and our operating margins by: (i) vertically integrating our operations and internalizing the disposal of waste we collect; (ii) using acquisitions to increase our internalization of waste in our existing markets and to expand our operations into new markets; (iii) utilizing a decentralized management structure for overseeing day-to-day operations; (iv) focusing on local markets; and (v) improving operating margins through economies-of-scale, cost efficiencies and asset utilization.

Acquisition Strategy

      We intend to continue making solid waste acquisitions in our existing markets and entering selected additional markets in the south and central regions of the United States. Our acquisition strategy will target operations that will benefit from our core operating strategy of maximizing the “internalization” of waste. In markets where we already own a landfill, we intend to focus on expanding our presence by acquiring smaller companies that also operate in that market or in adjacent markets (“tuck-in” acquisitions). Tuck-in acquisitions will allow growth in revenue and increase market share and enable integration and consolidation of duplicative facilities and functions to maximize cost efficiencies and economies-of-scale. We will typically seek to enter a new market by acquiring a permitted landfill operation in that market. Upon acquiring a landfill in a new market, we then expand our operations to collection services by acquiring collection operations in the new market and internalizing the waste into our landfill.

General

      Our operations consist of the collection, transfer and disposal of non-hazardous construction and demolition debris and industrial and municipal solid waste. Our revenues are generated primarily from our collection operations to residential, commercial and roll-off customers and landfill disposal services. Roll-off service is the hauling and disposal of large waste containers (typically between 10 and 50 cubic yards) that are loaded onto and off of the collection vehicle. The following table reflects our total revenue by source for the years ended December 31, 2001, 2002 and 2003 (dollars in thousands).

	2001		2002		2003

	$	%	$	%	$	%

Collection:
Residential	$12,229	21.2%	$11,868	19.1%	$11,272	17.6%
Commercial	12,321	21.3%	12,307	19.8%	12,056	18.8%
Roll-off	12,777	22.1%	15,548	25.0%	18,175	28.3%
Other	245	0.4%	46	0.1%	258	0.4%

Total collection	37,572	65.1%	39,769	64.0%	41,761	65.0%

Disposal	24,681		27,493		28,460
Less: Intercompany	(6,198)		(6,577)		(7,413)

Disposal, net	18,483	32.0%	20,916	33.6%	21,047	32.8%

Transfer and other, net	1,666	2.9%	1,477	2.4%	1,418	2.2%

Total revenue	$57,721	100.0%	$62,162	100.0%	$64,226	100.0%

      No single contract or customer accounted for more than 2% of our revenues for the years ended December 31, 2001, 2002 or 2003.

      Costs of services include, but are not limited to, labor, fuel and other vehicle operating expenses, equipment maintenance, disposal fees paid to third-party disposal facilities, insurance premiums and claims expense, third-party transportation expense and state waste taxes. On December 1, 2001, we converted to a $250,000 deductible insurance policy for general liability, workers’ compensation and automobile liability. The frequency and amount of claims or incidents could vary significantly from quarter to quarter and/or year to year, resulting in increased volatility of our costs of services.

      General and administrative expenses include the salaries and benefits of our senior management, certain centralized reporting and cash management costs and other overhead costs associated with our corporate office.

      Depreciation expense includes depreciation of fixed assets over their estimated useful lives using the straight-line method. Prior to January 1, 2002, amortization expense included the amortization of goodwill.

      We capitalize third-party expenditures related to pending acquisitions, such as legal, engineering, and accounting expenses, and certain direct expenditures such as travel costs. We expense indirect acquisition costs, such as salaries and other corporate services, as we incur them. We routinely evaluate all capitalized costs, and expense those related to projects that we believe are not likely to succeed. At December 31, 2003, we had no capitalized costs relating to pending acquisitions.

      Goodwill represents the excess of the purchase price over the fair value of the net assets of the acquired entities. In allocating the purchase price of an acquired company among its assets, we first assign value to the tangible assets, followed by intangible assets such as covenants not to compete and any remaining amounts are then allocated to goodwill.

Results of Operations

      The following table sets forth items in our consolidated statement of operations in thousands and as a percentage of revenues for the years ended December 31, 2001, 2002 and 2003 (in thousands):

	2001		2002		2003

	$	%	$	%	$	%

Revenue	$57,721	100.0	$62,162	100.0	$64,226	100.0
Cost of services	35,841	62.1	38,336	61.7	41,666	64.8
Depreciation and amortization	6,684	11.5	6,229	10.0	7,812	12.2
General and administrative	4,135	7.2	4,432	7.1	3,922	6.1
Non-cash compensation charge	—	—	—	—	1,220	1.9

Operating income	11,061	19.2	13,165	21.2	9,606	15.0
Interest expense, net	(9,246)	(16.0)	(8,482)	(13.6)	(4,152)	(6.4)
Other income (expense), net	(53)	(0.1)	20	0.0	28	0.0
Income tax expense	(708)	(1.3)	(2,106)	(3.4)	(2,164)	(3.4)

Income from continuing operations before cumulative effect of changes in accounting principles	1,054	1.8	2,597	4.2	3,318	5.2
Loss from discontinued operations, net of tax	(201)	(0.4)	(816)	(1.3)	(156)	(0.2)
Gain on disposal of discontinued operations, net of tax	—	—	—	—	249	0.4
Cumulative effect of changes in accounting principles, net of tax	(721)	(1.2)	—	—	2,324	3.6

Net income	$132	0.2	$1,781	2.9	$5,735	8.9

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Revenue. Total revenue for the year ended December 31, 2003 increased $2.0 million, or 3.2%, to $64.2 million from $62.2 million for the year ended December 31, 2002. The increase in revenue was primarily due to the full year impact of the business we acquired in November 2002. We integrated this business into our Texas operation and experienced an increase of $2.3 million in revenue for 2003 compared to 2002. At our remaining locations, revenue stayed fairly constant compared to 2002 despite generally weak economic conditions. Additionally, our ability to execute our acquisition strategy was constrained by our lack of capital for acquisitions under our existing credit facility.

      Cost of services. Total cost of services for the year ended December 31, 2003 increased $3.4 million, or 8.9%, to $41.7 million from $38.3 million for the year ended December 31, 2002. The increase was partly attributable to the full year impact of the business we acquired in November 2002 which accounted for approximately $1.7 million in incremental costs (although, as described above, the acquired operations generated an incremental increase in revenue of $2.3 million). Additionally, significant increases in diesel fuel prices and third party hauling costs had a $1.1 million impact.

      Depreciation and amortization. Depreciation and amortization expenses for the year ended December 31, 2003 increased $1.6 million, or 25.8%, to $7.8 million from $6.2 million for the year ended December 31, 2002. The increase primarily resulted from increased landfill amortization costs due to the adoption of SFAS No. 143, effective January 1, 2003.

      General and administrative. Total general and administrative expense decreased $0.5 million, or 11.4%, to $3.9 million for the year ended December 31, 2003 from $4.4 million for the year ended December 31, 2002. The decrease was primarily due to a reduction in earned bonuses.

      Non-cash compensation charge. During the year ended December 31, 2003, we recorded a non-cash compensation charge of $1.2 million in connection with stock options outstanding as of December 31, 2003. In addition, as part of the internal reorganization in           2004, Waste Corporation of America extinguished approximately 90% of its outstanding stock options and warrants by issuing shares of pre-merger common stock, which are being converted into 1,330,056 shares of our post-merger common stock as a result of the merger. We will recognize an estimated charge of $7.2 million in connection with the cancellation of these options and warrants and the issuance of shares of our pre-merger common stock in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.”

      Operating income. Operating income for the year ended December 31, 2003 decreased $3.6 million, or 27.3%, to $9.6 million from $13.2 million for the year ended December 31, 2002. $2.4 million of this decrease was due to increased depreciation and amortization (primarily as a result of the adoption of SFAS No. 143) and a non-cash compensation charge during 2003. The balance of the decline in operating income was attributable to two factors: pricing pressures and reduced volumes associated with the general economic downturn last year that affected our revenues and an increase in costs (especially costs associated with fuel and third party hauling). While recent data suggests improvements in the economy, our industry has not fully been able to recover increases in operating costs thereby improving operating margins. We believe if the economic recovery continues, we could experience greater volume growth and capacity utilization, which will improve our average per unit pricing. However, we do expect that most of our operating costs will increase roughly at the rate of inflation and our insurance and financial assurance costs will increase at a rate above the general rate of inflation.

      Interest expense, net. Interest expense, net for the year ended December 31, 2003 decreased $4.3 million, or 50.6%, to $4.2 million from $8.5 million for the year ended December 31, 2002. Interest for 2002 included a charge of $2.5 million for the write-off of deferred financing costs and debt discount associated with an early debt extinguishment relating to the amendment of our credit facility existing in August 2002. We experienced lower interest costs in 2003 due to the favorable impact on effective interest rates resulting from the credit facility amendments in August 2002 and August 2003, the reduction in notional amount outstanding under the terms of our interest swap agreement and the change in fair value of the interest rate swap agreement from period to period.

      Income tax expense. Income tax expense reflects an effective tax rate of 44.8% and 39.5% for the years ended December 31, 2002 and 2003, respectively. The effective tax rate deviates from the federal statutory rate of 35% primarily due to state income taxes and changes in the valuation allowance against deferred tax assets. Income tax expense increased $0.1 million to $2.2 million at December 31, 2003 from $2.1 million at December 31, 2002. The increase was primarily due to increased pre-tax earnings offset by changes in the valuation allowance.

      Loss from discontinued operations, net of tax. In August 2003, we sold certain collection assets in Texas and we have presented the related operating activity as discontinued operations. These assets were sold because they did not meet our strategy of being vertically integrated in each of our operating markets. These assets generated a before tax operating loss of $0.3 million during 2003 on revenues of $5.8 million.

      Gain on disposal of discontinued operations, net of tax. In August 2003, we sold certain collection assets in Texas resulting in a gain on disposal of $0.2 million, net of tax. These assets were sold for $9.8 million in total proceeds.

      Cumulative effect of a change in accounting principle. The cumulative effect of a change in accounting principle for the period ended December 31, 2003 is due to the adoption of SFAS No. 143, effective January 1, 2003, which resulted in a $2.3 million benefit, net of a $1.4 million tax expense.

      Net income. Net income for the year ended December 31, 2003 increased $3.9 million to $5.7 million from $1.8 million for the year ended December 31, 2002. The increase was primarily attributable to the cumulative effect of a change in accounting principle and decreased interest expense partially offset by lower operating income for the year ended December 31, 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Revenue. Total revenue for the year ended December 31, 2002 increased $4.5 million, or 7.8%, to $62.2 million from $57.7 million for the year ended December 31, 2001. $2.4 million of the revenue increase in the year ended December 31, 2002 was from the impact of the two companies we acquired in 2001. In addition, in November 2000 and June 2001, we opened two landfills that we acquired in October 2000. These landfills were fully operational for the year ended December 31, 2002 and resulted in a $2.0 million revenue increase compared to the year ended December 31, 2001.

      Cost of services. Total cost of services for the year ended December 31, 2002 increased $2.5 million, or 7.0%, to $38.3 million from $35.8 million for the year ended December 31, 2001. $1.3 million of the increase was attributable to the two companies we acquired in 2001. The remaining increase was due to operating costs associated with the two landfills we opened and general increases in operating costs such as labor and benefits, and vehicle operating and maintenance expenses.

      Depreciation and amortization. Depreciation and amortization expense for the year ended December 31, 2002 decreased $0.5 million, or 7.5%, to $6.2 million from $6.7 million for the year ended December 31, 2001. We ceased the amortization of goodwill upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. Total goodwill amortization recognized in the year ended December 31, 2001 was $0.8 million.

      General and administrative. Total general and administrative expense for the year ended December 31, 2002 increased $0.3 million, or 7.3%, to $4.4 million from $4.1 million for the year ended December 31, 2001. The increase is primarily due to increased personnel and annual salary increases.

      Operating income. Operating income for the year ended December 31, 2002 increased $2.1 million, or 18.9%, to $13.2 million from $11.1 million for the year ended December 31, 2001. The increase in operating income was primarily attributable to the favorable impact of acquisitions completed in 2002 and 2001 and two unopened landfills becoming fully operational during 2002.

      Interest expense, net. Interest expense, net for the year ended December 31, 2002 decreased $0.7 million, or 7.6%, to $8.5 million from $9.2 million for the year ended December 31, 2001. Interest for 2002 included a charge of $2.5 million for the write-off of deferred financing costs and debt discount associated with an early debt extinguishment relating to the amendment to our credit facility existing in August 2002. This charge was offset by a $2.3 million change in fair value of the interest rate swap for 2002. In addition, we experienced lower interest costs in 2002 due to the favorable impact on interest rates resulting from the credit facility amendment in August 2002 and the reduction in the notional amount outstanding under the terms of the interest swap agreement.

      Income tax expense. Income tax expense reflects an effective tax rate of 40.2% and 44.8% for the years ended December 31, 2001 and 2002, respectively. The effective tax rate deviates from the federal statutory rate of 35% primarily due to state income taxes and changes in the valuation allowance against deferred tax assets. Income tax expense increased $1.4 million to $2.1 million at December 31, 2002 from $0.7 million at December 31, 2001. The increase was primarily due to increased pretax earnings and an increase in the valuation allowance.

      Cumulative effect of change in accounting principle. The cumulative effect of change in accounting principle for the period ended December 31, 2001 is due to the requirements of SFAS No. 133 relating to our interest rate swap agreement, which did not qualify for hedge accounting. The cumulative effect adjustment of $0.7 million (net of a $0.5 million tax benefit) was to record the fair value of the interest rate swap as of January 1, 2001.

      Net income. Net income for the year ended December 31, 2002 increased $1.7 million to $1.8 million from $0.1 million for the year ended December 31, 2001. The net income increase for 2002 was primarily attributable to increased operating income and decreased interest expense during 2002, the 2001 impact of the cumulative effect of change in accounting principle expense, partially offset by increased income tax expense for 2002.

Liquidity and Capital Resources

      Our business and industry is capital intensive requiring capital for equipment purchases, landfill construction and development, and landfill closure activities in the future. Our planned acquisition strategy will also require significant capital. We plan to meet our capital needs primarily through cash flow from operations and availability remaining under our new credit facility. We plan to meet the capital requirements of our acquisition strategy with the net proceeds of an initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, and borrowing capacity under our new credit facility which will provide greater flexibility to meet these requirements.

      As of December 31, 2003, we had a working capital deficit of $2.3 million which had decreased $1.3 million from a working capital deficit of $3.6 million as of December 31, 2002. The decrease in our working capital deficit from the prior year was primarily due to the change in the fair value of an outstanding interest rate swap agreement, which was a non-cash change in the liability. Our new credit facility will include a “swing-line” feature, which monitors cash requirements or excesses on a daily basis. After meeting current working capital and capital expenditure requirements, our cash strategy is to use the swing-line feature of our new credit facility to maintain a minimum cash and cash equivalents balance and use excess cash to reduce our indebtedness under the new credit facility.

Tax-Exempt Bonds

      During 2002, we completed an issuance of $25.0 million in tax-exempt environmental facilities revenue bonds. The bonds bear interest at a variable rate and continue to mature and renew weekly through September 2022. Proceeds were used to reimburse us for our investment in certain assets and to repay and restructure our then-outstanding credit facility. In connection with the restructuring of our outstanding credit facility, we recorded a charge of $2.5 million for the unamortized deferred financing costs and debt discount related to the early repayment of the term loans of the credit facility. We have included these charges in interest expense for the year ended December 31, 2002. As of December 31, 2003, we had approximately $24.0 million outstanding under the tax-exempt environmental facilities revenue bonds.

New Credit Facility

      Our existing $89.7 million credit facility consists of a $15.0 million term loan, a $24.7 million direct pay letter of credit and a $50.0 million revolving line of credit. As of December 31, 2003, we had $33.3 million outstanding under the revolving line of credit and $2.7 million in letters of credit issued, leaving us with $10.7 million in availability. In connection with the closing of our planned initial public offering, we will enter into an amended and restated $125.0 million (plus up to an additional $25.0 million on a best efforts basis) senior secured credit facility with Wells Fargo Bank, National Association. The interest rates on the loans have not been fixed. The new credit facility will include the following:

•	a subfacility for standby letters of credit in the aggregate principal amount of $30.0 million;

•	a swing line feature for up to $5.0 million for same day advances; and

•	a direct pay letter of credit in the aggregate principal amount of approximately $24.7 million.

      The direct pay letter of credit will continue to be used to secure the debt associated with our tax-exempt environmental facilities revenue bonds. The remainder of the new credit facility will be used for acquisitions, equipment purchases, landfill construction and development, standby letters of credit that we must provide in the normal course of our business, and general corporate purposes.

      Significant terms of the new credit facility are detailed in the following table.

Security:	Capital stock of our subsidiaries and all tangible (including real estate) and intangible assets belonging to us and our subsidiaries.

Maturity:	4 years from closing.

Financial Covenants:	Maximum Leverage Ratio. 4.25x (Total Debt/ Pro Forma Adjusted EBITDA (as defined in the new credit facility)).

Maximum Senior Leverage Ratio. 3.50x until June 30, 2006, and 3.25x thereafter (Senior Debt/ Pro Forma Adjusted EBITDA (as defined in the new credit facility)).

Minimum Fixed Charge Coverage Ratio. 1.50x (Pro Forma Adjusted EBITDA (as defined in the new credit facility) less maintenance capital expenditures and cash taxes/ Aggregate of interest expense, capital lease payments and scheduled principal payments).

Minimum Net Worth. 85% of Net Worth at Closing, plus 50% of positive net income and 100% of equity proceeds thereafter.

Other Covenants:	Acquisition and Expansion Capital Expenditure Basket. No limit provided Leverage Ratio remains below 3.00x and $10 million is available on the Revolving Credit after the acquisition; otherwise, limited to $20 million per year.

Additional Indebtedness. Limited to $10 million per year for purchase money financing and capital leases. Borrower may issue subordinated debt so long as the terms and conditions are satisfactory to Agent and Lenders and borrower demonstrates pro forma compliance.

      As a result of the new credit facility, we may incur a charge for the write-off of the deferred financing costs related to our existing credit facility. If we are unable to incur additional indebtedness under our new credit facility, our acquisition strategy will be negatively impacted.

Contractual Obligations

      As of December 31, 2003, we had the following contractual obligations (in thousands).

	Payments Due By Period (Actual)

		Less			More
		Than 1			Than 5
Contractual Obligations	Total	Year	1-3 Years	4-5 Years	Years

Long-term debt(1)	$69,478	$4,004	$45,329	$2,645	$17,500
Closure and post-closure costs(2)	40,600	—	1,070	110	39,420
Operating lease	2,432	490	953	404	585
Note payable	903	903	—	—	—

Total	$113,413	$5,397	$47,352	$3,159	$57,505

(1)	Long-term debt includes the direct pay letter of credit which backs the tax-exempt environmental facilities revenue bonds that are already reflected in long-term debt. Related interest obligations have been excluded from this maturity schedule. Our 2004 interest payments are expected to be approximately $2.8 million.

(2)	The closure and post-closure costs amounts included reflect the amounts recorded in our consolidated balance sheet as of December 31, 2003, without the impact of discounting and inflation. We believe the amount and timing of these activities are reasonably estimable. The cost in current dollars is inflated (2.5% at December 31, 2003) until the expected time of payment, and then discounted to present value (8.5% at December 31, 2003). Accretion expense is then applied to the closure and post-closure liability based on the effective interest method and is included in cost of services. Our recorded closure and post-closure liabilities will increase as we continue to place additional volume within the permitted airspace at our landfills.

      As of December 31, 2003, on a pro forma basis, after giving effect to the merger and our planned initial public offering and the application of the proceeds therefrom to repay certain indebtedness and for satisfaction of a contingent contribution obligation to Waste Corporation of America, we had the following contractual obligations (in thousands).

Payments Due By Period (Pro Forma)

		Less			More
		Than 1			Than 5
Contractual Obligations	Total	Year	1-3 Years	4-5 Years	Years

Long-term debt(1)	$	$	$	$	$
Closure and post-closure costs(2)
Operating lease
Note payable

Total	$	$	$	$	$

Other Commitments

      As of December 31, 2003, we had the following other commitments (in thousands).

	Commitment Expiration By Period

		Less			More
		Than 1			Than 5
Other Commitments	Total	Year	1-3 Years	4-5 Years	Years

Financial surety bonds(1)	$18,907	$16,618	$2,289	$—	$—
Standby letters of credit(2)	2,749	2,749	—	—	—

Total	$21,656	$19,367	$2,289	$—	$—

(1)	We use financial surety bonds for landfill closure and post-closure financial assurance required under certain environmental regulations and may use other mechanisms including insurance, letters of credit and restricted cash deposits. We have experienced less availability and increased costs of surety bonds for landfill closure and post-closure requirements and increased costs including the direct fees associated with the bonds, increased levels of standby letters of credit provided to the surety bond underwriters or personal guarantees. Our commitments for financial surety bonds are not recorded in our financial statements. Our surety bonds relate to closure and post-closure obligations relating to our landfills and would not create debt unless and until we closed such landfills and were unable to satisfy closure and post-closure obligations. During 2003, three of our board members, including our chairman and chief executive officer and our president all provided personal guarantees to the surety bond underwriters in place of increased levels of standby letters of credit. These personal guarantees remain in effect for 2004 and we are paying each individual $10,000 for each month that their personal guarantees are required.

(2)	We provide standby letters of credit to the surety bond underwriters as discussed in (1) above. As of December 31, 2003, $2.0 million had been provided to the surety bond underwriters. We also provide standby letters of credit and restricted cash deposits to our insurance underwriters for outstanding claims. On December 1, 2001, we converted to a $250,000 deductible insurance policy for general liability, workers’ compensation and automobile liability and the underwriter requires standby letters of credit for incurred, outstanding and potential claims. As of December 31, 2003, we had provided $0.7 million in standby letters of credit, which was increased to $1.7 million in February 2004 as scheduled by the underwriter. Our commitments for standby letters of credit are not recorded in our financial statements. The standby letters of credit relate to the portion of claims covered by insurance policies as to which we had retained responsibility and would not create debt unless we were unable to satisfy such claims from our operating income. However, we currently satisfy such claims from our cash flows from operations.

      If our current surety bond underwriters are unwilling to renew existing bonds upon expiration, or are unwilling to issue additional bonds as needed through our acquisition program, or if we are unable to obtain surety bonds through new underwriters as such needs arise, we would need to arrange other means of financial assurance, such as restricted cash deposits or a letter of credit. While such alternate assurance has been available, it may result in additional expense or capital outlays.

      Our workers’ compensation, general liability and automobile liability policies have a $250,000 deductible. We began this deductible policy on December 1, 2001 and have limited actual history in this type of policy. We accrue claims based on claims filed, estimated open claims and claims incurred but not reported based on actuarial-based loss development factors. As of December 31, 2003, we had accrued $1.7 million for these claims. If we experience insurance claims or costs above or below our limited history, our estimates could be materially affected.

Cash Flows

      The following is a summary of our cash balances and cash flows for the years ended December 31, 2001, 2002 and 2003 (in thousands):

	2001	2002	2003

Cash and cash equivalents at the end of the year	$1,726	$—	$105
Cash provided by operating activities	$20,915	$12,123	$14,298
Cash used in investing activities	$(14,185)	$(12,005)	$(3,640)
Cash used in financing activities	$(7,042)	$(1,844)	$(10,553)

      We generated cash flows from operating activities of $20.9 million, $12.1 million and $14.3 million for the years ended December 31, 2001, 2002 and 2003, respectively. The changes in cash flows from operating activities are primarily due to changes in the components of working capital from period to period. The changes in working capital components were impacted by the expansion of our business since its purchase in late 2000. The $250,000 deductible insurance policy that we began using on December 1, 2001 has had a significant impact on the fluctuations of cash flow from operating activities from period to period. We were required to fund an escrow account which is used to pay actual claims. This resulted in $1.8 million of net cash payments during 2002 compared to $0.9 million of net cash payments for 2003.

      Cash used in investing activities consist primarily of cash used for capital expenditures and the acquisition of businesses. Cash used to acquire businesses was $6.3 million, $3.3 million and $6.4 million for the years ended December 31, 2001, 2002 and 2003. Cash used for capital expenditures was $7.7 million, $8.8 million and $7.3 million for the years ended December 31, 2001, 2002 and 2003. During 2003, we received $9.8 million in proceeds from the sale of discontinued operations.

      We expect capital expenditures for 2004 to approximate $8.0 million. We intend to fund these expenditures principally through cash flow from operations and borrowings under our new credit facility. In addition, if successful in our acquisition strategy, we may make substantial additional expenditures in acquiring solid waste collection and disposal businesses. Included in our capital expenditures are expenditures incurred to construct and to maintain our landfills and related facilities to comply with applicable environmental laws and regulations. We believe that the funds generated from the proceeds of our planned initial public offering in conjunction with our new credit facility and cash provided from operations will provide adequate cash to fund our acquisition strategy and other cash needs for the foreseeable future.

      Cash used in financing activities during the years ended December 31, 2001, 2002 and 2003 include borrowings under our existing credit facility, repayments of debt in all three years, distributions to our parent and financing costs associated with amendments to our credit facility in all three years.

Critical Accounting Policies

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Landfill Accounting

Capitalized Landfill Costs

      At December 31, 2003, we owned and operated five MSW landfills and six C&D landfills. In addition, we own one MSW landfill and one C&D landfill which are fully permitted but were not yet constructed at December 31, 2003.

      Capitalized landfill costs include expenditures for the acquisition of land and airspace, engineering and permitting costs, cell construction costs and direct site improvement costs. At December 31, 2003, no capitalized interest had been included in capitalized landfill costs. However, in the future interest could be capitalized on landfill construction projects but only during the period the assets are undergoing activities to ready them for their intended use. Capitalized landfill costs are amortized ratably using the units-of-production method over the estimated useful life of the site as airspace of the landfill is consumed. Landfill amortization rates are determined periodically (not less than annually) based on aerial and ground surveys and other density measures and estimates made by our internal and third-party engineers.

      Total available airspace includes the total of estimated permitted airspace plus an estimate of probable expansion airspace that we believe is likely to be permitted. Where we believe permit expansions are probable, the expansion airspace, and the projected costs related to developing the expansion airspace are included in the airspace amortization rate calculation. The criteria we use to determine if permit expansion is probable include but, are not limited to, whether:

•	we believe that the project has fatal flaws;

•	the land is owned or controlled by us, or under option agreement;

•	we have committed to the expansion;

•	financial analysis has been completed, and the results indicate that the expansion has the prospect of a positive financial and operational impact;

•	personnel are actively working to obtain land use, local, and state approvals for an expansion of an existing landfill;

•	we believe the permit is likely to be received; and

•	we believe that the timeframe to complete the permitting is reasonable.

      We may be unsuccessful in obtaining expansion permits for airspace that has been considered probable. If unsuccessful in obtaining these permits, the previously capitalized costs will be charged to expense. As of December 31, 2003, we have included 20.7 million cubic yards of expansion airspace with estimated development costs of approximately $9.5 million in our calculation of the rates used for the amortization of landfill costs.

Closure and Post-Closure Obligations

      We have material financial commitments for the costs associated with our future obligations for final closure, which is the closure of the landfill, the capping of the final uncapped areas of a landfill and post-closure maintenance of those facilities, which is generally expected to be for a period of up to 30 years for MSW facilities and up to five years for C&D facilities.

      On January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143), which provides standards for accounting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. Please read “— Recently Adopted Accounting

Pronouncements” for a discussion of the impact of adopting SFAS No. 143. Generally, the requirements for recording closure and post-closure obligations under SFAS No. 143 are as follows:

•	Landfill closure and post-closure liabilities are calculated by estimating the total obligation in current dollars. Cost estimates equate the costs of third parties performing the work. Any portion of the estimates which are based on activities being performed internally are increased to reflect a profit margin a third party would receive to perform the same activity. This profit margin will be taken to income once the work is performed internally.

•	The total obligation is carried at the net present value of future cash flows, which is calculated by inflating the obligation based upon the expected date of the expenditure using an inflation rate of 2.5% and discounting the inflated total to its present value using an 8.5% discount rate. The 8.5% discount rate represents our credit- adjusted risk-free rate. The resulting closure and post-closure obligation is recorded as an increase in this liability as airspace is consumed.

•	Accretion expense is calculated based on the 8.5% discount rate and is charged to cost of services and increases the related closure and post-closure obligation. This expense will generally be less during the early portion of a landfill’s operating life and increase thereafter.

      The following table sets forth the rates we used for the amortization of landfill costs and the accrual of closure and post-closure costs for 2001, 2002 and 2003. We have also included pro forma amounts that reflect what the rates would have been had SFAS No. 143 been in effect for the years ended December 31, 2001 and 2002.

			Pro-forma SFAS
			No. 143

	2001	2002	2001	2002	2003

Number of landfills owned	12	12	12	12	13
Landfill depletion and amortization expense (in thousands)	$2,991.8	$2,800.5	$3,978.8	$3,787.5	$4,065.9
Accretion expense (in thousands)	339.4	107.4	132.4	167.3	207.1
Closure and post-closure expense (in thousands)	110.5	145.4	—	—	—

	3,441.7	3,053.3	4,111.2	3,954.8	4,273.0
Airspace consumed (in thousands of cubic yards)	1,933.6	2,184.1	1,933.6	2,184.1	2,300.8

Depletion, amortization, accretion, closure and post-closure expense per cubic yard of airspace consumed	$1.78	$1.40	$2.13	$1.81	$1.86

      The rate fluctuations from pro forma 2001 to 2002 are primarily a result of expanded airspace. Future rates will be adjusted based on updated calculations of total permitted and expansion airspace and estimated closure and post-closure costs.

The impact of changes determined to be changes in estimates, based on an annual update, is accounted for on a prospective basis. Our ultimate liability for such costs may increase in the future as a result of changes in estimates, legislation, or regulations.

Goodwill

      We adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142) as of January 1, 2002. Goodwill and intangible assets acquired in a business combination accounted for as a purchase and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (SFAS No. 144).

      In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the statement required us to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. We estimated the fair value of each reporting unit by multiplying the reporting unit’s EBITDA by an average industry EBITDA multiple. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. This step was not required for any of our reporting units and accordingly no impairment of goodwill was indicated in connection with the adoption of SFAS No. 142 or from the annual impairment test during 2002 or 2003.

      Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

      Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over a period not greater than 40 years and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of December 31, 2003, our goodwill balance was $29.8 million.

Impairment of Long-Lived Assets

      We adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144) on January 1, 2002. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

      Prior to the adoption of SFAS No. 144, we accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” The adoption of SFAS No. 144 did not affect our financial statements.

Allocation of Acquisition Purchase Price

      A summary of our accounting policies for acquisitions is as follows:

•	Acquisition purchase price is allocated to identified tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

•	We deem the total remaining airspace of an acquired landfill to be a tangible asset. Therefore, for acquired landfills, the purchase price is initially allocated to identified intangible and tangible assets acquired, including landfill airspace, and liabilities assumed based on their estimated fair values at the date of acquisition.

•	We often consummate single acquisitions that include a combination of collection operations and landfills. For each separately identified collection operation and landfill acquired in a single acquisition, we perform an initial allocation of total purchase price to the identified collection operations and landfills based on their relative fair values. Following this initial allocation of total purchase price to the identified collection operations and landfills, we further allocate the identified intangible assets and tangible assets acquired and liabilities assumed for each collection operation and landfill based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to either goodwill or landfill site costs, as discussed above.

•	We accrue the payment of contingent purchase price if the events surrounding the contingency are deemed probable. Contingent purchase price related to landfills is allocated to landfill site costs and contingent purchase price for acquisitions other than landfills is allocated to goodwill.

Recently Adopted Accounting Pronouncements

SFAS No. 143

      Effective January 1, 2003, we adopted the provisions of SFAS No. 143, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 outlines standards for accounting for our landfill retirement obligations that have historically been referred to as closure and post-closure liabilities. The adoption of the standard has no impact on our cash requirements.

      SFAS No. 143 results in a change in the mechanics of calculating landfill retirement obligations and the classification of where amounts are recorded in the financial statements. Landfill retirement obligations are no longer accrued through a provision to cost of services, but rather by an increase to capitalized landfill costs and amortized to depreciation and amortization on a units-of-consumption basis as landfill airspace is consumed.

      Adopting SFAS No. 143 required a cumulative adjustment to reflect the change in accounting for landfill obligations retroactively to the date of the inception of the landfill. Inception of the asset retirement obligation is the date the landfill was acquired or the date operation commenced for landfills opened by us. Upon adopting SFAS No. 143 on January 1, 2003, we recorded a cumulative effect of the change in accounting principle of $3.7 million benefit ($2.3 million, net of tax), a decrease in our closure and post-closure liability of $3.8 million and a decrease in net landfill assets of $0.1 million.

      Following is a summary of the balance sheet changes for landfill assets, net and closure and post-closure liabilities at January 1, 2003 (in thousands):

	December 31,		January 1,
	2002	Change	2003

Landfill assets, net	$42,746	$(83)	$42,663
Closure and post-closure liabilities	$6,269	$(3,832)	$2,437

      The table below compares our historical practices and current practices of accounting for landfill closure and post-closure activities.

Current Practice
Description	Historical Practice	(Effective January 1, 2003)

Definitions:
Closure	Includes final capping event, final portion of methane gas collection system to be constructed, demobilization, and the routine maintenance costs incurred after site ceases to accept waste, but prior to being certified as closed.	No change.
Post-closure	Includes routine monitoring and maintenance of a landfill after it has closed, ceased to accept waste and been certified as closed by the applicable state regulatory agency.	No change.

Current Practice
Description	Historical Practice	(Effective January 1, 2003)

Discount Rate:	Obligations discounted at a rate of 7.0%.	Obligations discounted at a credit-adjusted, risk-free rate (8.5% at January 1, 2003).
Cost Estimates:	Costs were estimated based on performance, principally by third parties, with a small portion performed by us.	No change, except that the cost of any activities performed internally must be increased to represent an estimate of the amount a third party would charge to perform such activity.
Inflation:	Inflation rate of 3.0%.	Inflation rate of 2.5% effective January 1, 2003.
Recognition of Assets and Liabilities:
Asset Retirement Cost	Not applicable.	An amount equal to the discounted cash flow associated with the fair value of the closure and post-closure obligation is recorded as an addition to capitalized landfill costs as airspace is consumed.
Closure and Post-Closure	Accrued over the life of the landfill. Costs are charged to cost of services and accrued closure and post-closure liability as airspace is consumed using the units-of-production method. Liability is discounted and interest is accreted to reflect the passage of time.	The discounted cash flow associated with the fair value of the liability is recorded with a corresponding increase in capitalized landfill costs as airspace is consumed. Accretion expense is recorded to cost of services and the corresponding liability until the liability is paid.
Statement of Operations Expense:
Liability accrual	Expense charged to cost of operations at same amount accrued to liability.	Not applicable.
Landfill asset amortization	Not applicable for landfill closure and post-closure obligations.	Landfill asset is amortized to depreciation and amortization expense as airspace is consumed over life of landfill.
Accretion	Expense accreted at a rate of 7.0% and included as a component of interest expense.	Expense, charged to cost of services, is accreted at credit-adjusted, risk-free rate (8.5%).

SFAS No. 146

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), effective for transactions occurring after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our adoption of SFAS No. 146 did not have a material effect on our financial statements.

FIN 45

      In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of the liability is to determine the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of FIN 45 were effective on a prospective basis to guarantees issued or modified after December 31, 2002, and we will record the fair value of future material guarantees, if any. We did not have any guarantees at December 31, 2003.

FIN 46

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or residual benefits. The effective date for FIN 46 was deferred until December 31, 2003. Our adoption of FIN 46 did not have a material impact on our financial statements.

SFAS No. 148

      In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS No. 148). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. We adopted the disclosure provisions of SFAS No. 148 and continue to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price or fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. At December 31, 2003, we had no stock options issued or outstanding. However, prior to this offering, some of our employees have been granted options to purchase common stock of Waste Corporation of America. We have included disclosures in our historical consolidated financial statements and related notes beginning on page F-1, as if we had granted these options directly to our employees.

SFAS No. 149

      In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” With certain exceptions, SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Our adoption of SFAS No. 149 did not have a material effect on our financial statements.

SFAS No. 150

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. Our adoption of SFAS No. 150 did not have a material effect on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      In the normal course of business, we are exposed to market risk including changes in interest rates. We use interest rate swap agreements to manage a portion of our risks related to interest rates. In October 2003, we entered into a six-month interest rate swap agreement with a notional amount of $19.0 million. Under this agreement, we receive a floating rate equal to the LIBOR base on the outstanding debt and pay a fixed interest rate of 1.38% on the notional amount outstanding. The interest rate swap agreement expires on April 30, 2004. We did not enter into the interest rate swap agreement for trading purposes.

      As of December 31, 2003, we were exposed to cash flow risk due to changes in interest rates with respect to $49.2 million in outstanding floating rate based loans under our existing credit facility. Please read “Risk Factors — Changes in interest rates may affect our results of operations.” The table below provides scheduled principal payments and fair value information about our market-risk sensitive financial instruments as of December 31, 2003 (dollars in thousands).

	Expected Maturity Dates

	2004	2005	2006	2007	2008	Thereafter	Total (a)

Debt:
Revolving Credit Loans	$—	$—	$33,263	$—	$—	$—	$33,263
Average interest rate(b)
Term A Loans	$2,340	$2,340	$6,435	$—	$—	$—	$11,115
Average interest rate(b)
Environmental Facilities Revenue Bonds	$1,300	$1,200	$1,300	$1,200	$1,300	$17,500	$23,800
Average interest rate(c)
Other borrowings	$364	$235	$556	$98	$47	$—	$1,300
Average interest rate	8.4%	8.1%	6.1%	6.0%	6.0%
Note payable	$903	—	—	—	—	—	$903
Average interest rate	4.0%	—	—	—	—	—	—
Interest rate swaps:
Notional amounts — variable to fixed	$19,000	$—	$—	$—	$—	$—	$—
Average pay rate	1.4%	—	—	—	—	—	—
Average receive rate(d)	1.1%	—	—	—	—	—	—

(a)	The total amounts of our market-risk sensitive financial instruments are equal to the fair value of such instruments.
(b)	Borrowings under the Revolving Credit Loans and Term A Loans bear interest at a floating rate, at our option, of either (i) the base rate loans plus the applicable margin or (ii) the LIBOR loans plus the applicable margin. The base rate is equal to the higher of the federal funds rate plus 1/2 of 1.0% or the prime rate. The applicable margin to base rate loans ranges from 1.5% to 2.5%, and the applicable margin to LIBOR loans ranges from 2.5% to 3.5%, depending in each case, on the leverage ratio, which is generally defined as the ratio of funded debt to EBITDA, as of the most recent determination date, which is generally at the end of each quarter. As of December 31, 2003, the weighted average interest rate in effect for the Revolving Credit Loans and the Term A Loans was 4.4%.

(c)	Borrowings under the Environmental Facilities Revenue Bonds bear interest at a weekly floating rate based on LIBOR. In addition, we pay a 2.0% margin to our bank group for the direct pay letter of credit that backs the outstanding bonds. As of December 31, 2003, including the impact of the margin paid to the bank group, the weighted average interest rate in effect for the Environmental Facilities Revenue Bonds was 3.3%.

(d)	Represents average rate as of December 31, 2003.

BUSINESS

Introduction

      We are a vertically integrated, non-hazardous solid waste management company. We provide non-hazardous construction/demolition, industrial and municipal solid waste collection, transfer and disposal services in the south and central regions of the United States. As of December 31, 2003, we served approximately 87,000 commercial, industrial and residential customers in Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee and Texas. We currently own fifteen collection operations, eight transfer stations, six municipal solid waste (MSW) landfills and seven construction and demolition debris (C&D) landfills. One of our transfer stations and two of our landfills, one MSW landfill and one C&D landfill, are fully permitted but have not yet commenced operations. Additionally, we currently operate but do not own two additional transfer stations, and we hold certain prepaid disposal rights at landfills in Texas, Oklahoma and Arkansas owned and operated by one of our competitors.

      In September 2000, we were formed and acquired assets constituting 32 separate solid waste management operations from Waste Management, Inc. These assets and operations became the core of our operations. From our formation through 2003, we successfully integrated over 42 separate operating locations acquired in a total of eight transactions (including the transaction with Waste Management, Inc.).

      While we believe that there are significant opportunities for growth through additional acquisitions of assets and operations, the implementation of our acquisition strategy to date has been constrained by the lack of capital for acquisitions under our credit facilities. However, in connection with an initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, we will be refinancing our existing credit facility. Upon completion of the planned offering and the related refinancing of our existing credit facility, we will have the flexibility to utilize a combination of available cash, borrowings under our new credit facility and publicly-traded stock to make acquisitions. We believe this financial flexibility, the industry and acquisition-related experience of our senior management, and our willingness to acquire companies that might not fit the acquisition criteria of our competitors, should make us an attractive partner to independent solid waste companies in our target area and enable us to implement our acquisition-based growth strategy.

      We have generally targeted markets in the south and central regions of the United States because we believe that they: (i) are served by a large number of independent non-hazardous solid waste operations, many of which we believe may be suitable for acquisition by us; (ii) generally experience less seasonal fluctuation in the demand for solid waste services than other regions; and (iii) are projected to have steady economic and population growth rates.

Industry Overview

      According to industry sources, the non-hazardous solid waste industry in the United States had approximately $40 billion in revenue in 2000. If the then-reported growth rate of 2% remained constant, we believe that the industry in 2003 had revenues of approximately $42.5 billion, of which approximately $19.3 billion, or 45%, was generated by the three largest public companies in the industry. Privately held companies and municipalities represent approximately 28% and 24%, respectively.

      The solid waste industry can be divided among collection, transfer and disposal services. The collection and transfer operations of solid waste companies typically have lower margins than disposal service operations. By vertically integrating collection, transfer and disposal operations, operators seek to capture significant waste volumes and improve operating margins.

      During the past three decades, our industry has experienced periods of substantial consolidation activity, though we believe it remains extremely fragmented. We believe that there are two factors that have had a substantial impact on the trend toward consolidation:

•	Stringent industry regulations have caused operating and capital costs to rise. Many local industry participants have found these costs difficult to bear and have decided to either close their operations or sell them to larger operators.

•	Larger operators are increasingly pursuing economies of scale by vertically integrating their operations or by utilizing their facility, asset and management infrastructure over larger volumes. Larger solid waste collection and disposal companies have become more cost-effective and competitive by controlling a larger waste stream and by gaining access to significant financial resources to make acquisitions. However, acquisitions by larger companies generally have less of an impact on their growth rates and revenues because acquisitions are small relative to the size of such companies.

      Despite the ongoing consolidation, the solid waste services industry remains fragmented and regional in nature. We believe that there are considerable opportunities in the industry for additional consolidation, especially of operations that do not fit the acquisition criteria of the other waste companies. According to industry sources, private companies account for 28% of the annual revenues for the solid waste industry. This condition contributes to the fragmented nature of the industry, with many small operations co-existing with a relatively small number of large organizations.

Our Business Strengths and Strategies

Experienced Senior Management

      We believe our senior management team is one of the most experienced in the solid waste industry. Our co-founder and chairman of the board and chief executive officer, Tom J. Fatjo, Jr., has over 35 years of experience in the solid waste industry, beginning with Browning-Ferris Industries, Inc., or BFI, which he founded in 1966. Mr. Fatjo, Jr. served as co-chief executive officer of BFI from its formation until 1976 and remained on its board until 1980. Later, Mr. Fatjo, Jr. founded Republic Waste Services, Inc. and served as its chief executive officer, and later still, he served as the chief executive officer of TransAmerican Waste Industries, Inc. Our other co-founder, president and chief operating officer, Jerome M. Kruszka, has over 30 years of experience in the solid waste management industry, beginning with Waste Management, Inc. and its affiliates, where he held a number of managerial positions during his tenure there, and continuing with TransAmerican, where he served as president and chief operating officer. Both Mr. Fatjo, Jr. and Mr. Kruszka have overseen the acquisition and integration of several hundred solid waste operations during their careers in the industry. Additionally, our other senior executive officers have an average of approximately 17 years of experience in the industry and our three regional managers have an average of approximately 18 years of experience in the industry, in each case involving substantial experience acquiring and integrating waste management assets and operations.

Vertical Integration And Internalization

      All collected waste must ultimately be processed or disposed of, with landfills being the main depository for such waste. Generally, to be most efficient, collection services should occur within a 35 mile operating radius from the disposal site (up to 100 miles if a transfer station is used). Collection companies that do not own a landfill within such range from their collection routes will usually have to dispose of the waste they collect in landfills owned by third parties. Thus, owning a landfill in a market area provides substantial leverage in the waste management business. We currently own 13 landfills throughout the regions we serve, two of which, though fully permitted, have not yet commenced operations. We believe we own more landfills than other solid waste companies of similar size to us. We believe that our relatively high number of landfills coupled with the geographic locations of those landfills in the regions we serve positions us to maintain relatively high levels of internalization within our existing markets. During the year ended December 31, 2003, approximately 71% of the total volume of waste we collected was disposed of at our landfills. Vertical integration is a core element of our operating strategy. The primary objective of our vertical integration efforts is to manage the waste stream from the point of collection through disposal, thereby maximizing the rate of waste internalization increasing our operating margins and improving our operating cash flows.

Acquisitions

      We intend to make acquisitions for two primary purposes: to expand our operations in market areas we already service and to gain entry into new markets. In exploring opportunities for new markets, we intend to focus on markets that are generally characterized by one or more of the following characteristics: (i) the availability of adequate disposal capacity, either through acquisitions or through agreements with third parties; (ii) the opportunity for us to acquire a significant market share; and (iii) steady projected economic or population growth rates.

      We have identified more than 100 companies that operate within 50 miles of our landfills that might be prospective candidates for our first phase of acquisitions, and we have created an internal group to evaluate attractive prospects and initiate contact with these prospects. If and when discussions concerning a potential transaction occur and appear promising, we will commence operational and financial reviews and conduct due diligence. The final terms and structure of any acquisition will be reviewed and determined by senior management with final approval for acquisitions to be made by our board or based on acquisition policies that our board may set.

      Our acquisition strategy will target operations that will benefit from our core operating strategy of maximizing the internalization of waste. Since ownership of landfills is essential for internalization, we look for opportunities to enter a new market by acquiring or managing a permitted landfill operation in that market. However, while we generally prefer to use a landfill acquisition as our entry into a new market, we, nevertheless, may acquire a collection operation in a new market first if we believe we will be able to acquire a permitted landfill operation in that market within a relatively short time after acquiring the collection operation.

      Once we establish a presence in a new market, we intend to expand our presence by acquiring companies that also operate in that market or in adjacent markets (“tuck-in” acquisitions), especially collection companies and transfer stations that allow us to increase internalization of waste into landfills that we own or operate. Tuck-in acquisitions will allow growth in revenue and an increase in market share and enable integration and consolidation of duplicative facilities and functions to maximize cost efficiencies and economies of scale.

      According to industry sources, approximately 28% of the revenues for the solid waste industry was generated by privately owned companies. While many of these operations may represent attractive acquisition candidates to a company of our size, many are too small to make any material impact on the revenues of the large companies in our industry and are thus less attractive to these companies. Accordingly, we believe that we have more opportunity for growth, as a percentage of revenue, through acquisitions than companies larger than us.

      In addition to acquiring private solid waste management operations, we also will seek to acquire or to obtain contracts to manage solid waste collection operations, transfer stations and landfills that are being privatized by municipalities and other governmental authorities. Many municipalities are seeking to outsource or sell these types of operations for various reasons, including budget constraints, technical expertise and/or operational resources necessary to comply with increasingly stringent regulatory standards and/or to compete effectively with private-sector companies. We believe the increased financial strength and public company status that will result from this offering, together with our existing extensive technical expertise and operational resources will enhance our ability to compete for these kinds of acquisitions.

Focus on Local Markets

      We believe that our regional and local management structure allows us to capitalize on the local, “grass roots” nature of the solid waste business. In order to be most efficient, collection services should occur within a 35-mile operating radius of the disposal site (up to 100 miles if a transfer station is used). Additionally, local markets frequently have their own regulatory, economic and other market conditions.

      Because of the local nature of the business, we have created an operating structure relying heavily on experienced regional and local managers who focus on the particular markets for which they are responsible. Our regional managers have an average of 18 years of industry experience. Our site managers are responsible for maintaining service quality, promoting safety in their operations and managing day-to-day operations, including contract administration. Our site managers and regional managers also help identify acquisition candidates and local growth opportunities, integrate acquired businesses into our operations and obtain the permits and other governmental approvals required for us to operate them.

Our Operations

      Our operations consist of the collection, transfer and disposal of construction and demolition debris and industrial and municipal solid waste. Our revenue mix for 2003 was approximately $41.8 million (65%) collection, $21.0 million (33%) disposal and $1.4 million (2%) transfer/other. We have a broad and diverse customer base; no single customer accounted for more than 2% of our revenues in 2003.

Collection Services

      We provide construction and demolition debris and industrial and municipal solid waste collection services to approximately 87,000 industrial, commercial and residential customers in seven states through fifteen collection operations. In 2003, our collection revenue consisted of approximately 44% from services provided to industrial customers, 29% from services provided to commercial customers and 27% from services provided to residential customers.

      In our commercial and industrial collection operations, we supply our customers with waste containers of varying types and sizes. These containers are designed so that they can be lifted mechanically and either emptied into a collection truck’s compaction hopper or transported directly into a disposal site. By using these containers, we can service most of our commercial and industrial customers with trucks operated by a single employee. Commercial collection services are generally performed under service agreements with a duration of one to five years with possible renewal options. Fees are generally determined by such considerations as individual market factors, collection frequency, the type of equipment we furnish, the type and volume or weight of the waste to be collected, the distance to the disposal facility and the cost of disposal.

      Residential solid waste collection services often are performed under contracts with municipalities, which we generally secure by competitive bid and which give us exclusive rights to service all or a portion of the homes in these municipalities. These contracts usually range in duration from one to five years with possible renewal options. Residential solid waste collection services may also be performed on a subscription basis, in which individual households or homeowners’ or similar associations contract directly with us. The fees received for subscription residential collection are based primarily on market factors, frequency and type of service, the distance to the disposal facility and the cost of disposal.

      Additionally, we rent waste containers and provide collection services to construction, demolition and industrial sites on a contractual basis. We load the containers onto our vehicles and transport them and the waste to either a landfill or a transfer station for disposal. We refer to this as “roll off” collection.

Transfer and Disposal Services

      Landfills are the main depository for solid waste in the United States. Solid waste landfills are built and operated under stringent regulations. Currently, solid waste landfills in the United States must be designed, permitted, operated, closed and maintained after closure in compliance with federal, state and local regulations pursuant to Subtitle D of the Resource Conservation and Recovery Act of 1976, as amended. Operating a solid waste landfill includes excavating, constructing liners, continually spreading and compacting waste and covering waste with earth or other inert material daily or as required, final capping, closure and post-closure. The objectives of these operations are to maintain sanitary conditions, to ensure the best possible use of the airspace and to prepare the site so that it can ultimately be used for other purposes.

      Access to a disposal facility is a necessity for all solid waste management companies. While access to disposal facilities owned or operated by third parties can be obtained, we believe it is preferable to internalize the waste streams. When we internalize waste we collect, we pay ourselves instead of a third party landfill operator and generally are able to realize higher operating margins and stronger operating cash flows.

      In markets where we have collection operations that may be too far to economically haul the waste we collect directly to our nearest landfill, we pursue the use of transfer stations to effectively extend the distance from our own landfills that such collection operations can economically operate without having to utilize the disposal facilities of a third party. A transfer station is a facility located near residential and commercial collection routes where collection trucks take the solid waste that has been collected. The waste is unloaded from the collection trucks and reloaded onto larger transfer trucks for transportation to a landfill for final disposal. In addition to increasing our ability to internalize the waste our collection operations collect, using transfer stations reduces the costs associated with transporting waste to final disposal sites because the trucks we use for transfer have a larger capacity than collection trucks, thus allowing more waste to be transported to the disposal facility in each trip. It also increases the efficiency of our collection personnel and equipment because it allows them to focus more on collection. We currently own eight transfer stations, seven of which are located in Missouri and one of which is located in Arkansas. Additionally, we currently operate but do not own two additional transfer stations, one in Arkansas and one in Missouri.

      The fees charged at disposal facilities are based on market factors, as well as the type and weight or volume of solid waste deposited and the type and size of the vehicles used in the transportation of the waste. The fees charged to third parties who deposit waste at our transfer stations are generally based on the type and volume or weight of the waste transferred and the distance to the disposal site.

Landfills

      We own thirteen non-hazardous solid waste landfills in seven states, two of which, though fully permitted, have not yet commenced operations. Additionally, we hold certain prepaid disposal rights at landfills in Texas, Oklahoma and Arkansas owned and operated by one of our competitors. The following table sets forth certain information as of December 31, 2003 for each of our landfills.

				Probable		Remaining		Total
			Permitted	Expansion	Total	Permitted		Remaining
			Capacity	Capacity(1)	Capacity(2)	Life(3)		Life(2)(3)
Landfill	Location	Permitted Waste	(Cu. Yds)	(Cu. Yds)	(Cu. Yds)	(Years)		(Years)

Oak Grove	Arcadia, KS	MSW	9,901,680	0	9,901,680	53.5		53.5
Black Oak	Hartville, MO	MSW	8,806,253	0	8,806,253	26.1		26.1
Rolling Meadows	Hazen, AR	MSW	5,062,605	4,000,000	9,062,605	43.3		77.5
Central Missouri	Sedalia, MO	MSW	54,541	6,589,000	6,643,541	0.4	(4)	38.6 (4)
Union County	El Dorado, AR	MSW	4,665,414	0	4,665,414	36.3		36.3
Darrel Dickey(5)	Houston, TX	MSW	5,239,003	0	5,239,003	N/A	(5)	N/A (5)
Hardy Road	Houston, TX	C&D	143,039	8,486,000	8,629,039	0.3	(6)	19.3
Greenbelt(7)	Houston, TX	C&D	7,374,054	0	7,374,054	14.6		14.6
Ralston Road	Houston, TX	C&D	1,970,677	1,325,087	3,295,764	7.5		12.6
Applerock(5)	Houston, TX	C&D	8,750,000	0	8,750,000	N/A	(5)	N/A (5)
Shiloh	Travelers Rest, SC	C&D	2,284,625	0	2,284,625	23.6		23.6
Yarnell	Knoxville, TN	C&D	1,330,019	268,556	1,598,575	13.4		16.1
Fines	Alpine, AL	C&D/Industrial	1,281,157	0	1,281,157	15.5		15.5

Total			56,863,067	20,668,643	77,531,710	21.3		30.3

(1)	Probable expansion capacity includes possible expansion capacity that we believe, based on industry practice and our experience, is likely to be permitted. The criteria we use to determine if permit expansion is probable include, but are not limited to whether: (i) we believe that the project has fatal flaws; (ii) the land is owned or controlled by us, or under option agreement; (iii) we have committed to the expansion; (iv) financial analysis has been completed, and the results indicate that the expansion has the prospect of a positive financial and operational impact; (v) personnel are actively working to obtain land use, local, and state approvals for an expansion of an existing landfill; (vi) we believe the permit is likely to be received; and (vii) we believe that the timeframe to complete the permitting is reasonable. Please read notes 1 and 2 to our consolidated financial statements for information regarding our landfill accounting and use of estimates.

(2)	Includes expansions that we classify as “probable.” Please read notes 1 and 2 to our consolidated financial statements for information regarding our landfill accounting and use of estimates.

(3)	Based on current and estimated future disposal volumes.

(4)	The remaining permitted life for our Central Missouri landfill is based on the actual 2003 airspace used. Management has further reduced the volume of waste accepted into this site in 2004 through the use of a transfer station for disposal at one of our other landfills. This reduction will preserve the airspace of the landfill until the currently pending expansion application receives final approval and the cell is constructed. Management will regulate volume so that the current permitted airspace is adequate to allow the site to remain open until the final expansion permit is received (anticipated by September 2004), and the expansion airspace can be constructed (anticipated in the first quarter of 2005). The Total Remaining Life for this site has been calculated using historical, rather than reduced, volumes.

(5)	Fully permitted but has not yet commenced operations, and therefore remaining permitted life and total remaining life cannot be calculated.

(6)	The remaining permitted life of our Hardy Road landfill is based on engineering estimates that have been applied to the entire site. The expansion application for the landfill was approved in March 2004.

As a result of such approval, the permitted capacity of the Hardy Road landfill is approximately 8,630,000 cubic yards.

(7)	The information for our Greenbelt landfill includes a substantial permit expansion we were recently granted. We applied for the expansion in May 2002, and it was ultimately approved in September 2003. The permit expansion added an additional 6.3 million cubic yards of capacity to the landfill, resulting in an additional 12.4 years of life (based on current and estimated future volumes) for the landfill.

      As indicated in the table above, six of our landfills are permitted to accept municipal solid waste. The remaining seven landfills are permitted to accept non-hazardous dry construction and demolition debris, which generally includes bricks, boards, metal, concrete, wall board and similar materials. All of our landfills accept waste from municipalities, private sector waste collection companies and the general public.

      Based on remaining permitted capacity (including probable expansions) as of December 31, 2003 and projected annual disposal volumes, the average remaining landfill life of our eleven operating landfills is 30.3 years. Some of our landfills have the potential for expanded disposal capacity beyond their currently permitted limits. We monitor the availability of permitted disposal capacity at each of our landfills on an ongoing basis and evaluate whether to pursue an expansion at a given landfill. In making this determination with respect to a particular landfill, we consider a number of factors, including the estimated future volume of waste to be disposed of at the landfill, the estimated future prices for disposal of waste at the landfill, the amount of unpermitted acreage included in the landfill, the likelihood that we will be able to obtain the required approvals and permits for expansion and the costs of developing the additional capacity. Please read notes 1 and 2 to our consolidated financial statements for information regarding our landfill accounting and use of estimates. We also regularly consider whether it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams or to seek other permit modifications.

      In March 2004, expansion of permitted capacity at our Hardy Road landfill was approved, increasing permitted capacity from 143,000 cubic yards to approximately 8,630,000 cubic yards. We are currently seeking to expand permitted capacity at four other of our landfills for which we consider expansions to be probable. We cannot be certain that these or other future expansions will be permitted as designed, the average remaining landfill life of our eleven operating landfills is approximately 30.3 years when considering remaining permitted capacity, probable expansion capacity and projected annual disposal volume.

     Available Airspace

      The following table reflects airspace activity for landfills owned or operated by us for the years ended December 31, 2001, 2002 and 2003.

						Changes in
	Balance as of	New	Landfills			Engineering	Balance as of
	December 31,	Expansions	Acquired, Net	Permits	Airspace	Estimates	December 31,
	2000	Undertaken	of Divestiture	Granted	Consumed	and Design	2001

Permitted Airspace:
Cubic yards (in thousands)	37,181.7	—	1,200.0	250.0	(1,933.6)	3,825.2	40,523.3
Number of sites	11	—	1	—	—	—	12
Expansion airspace:
Cubic yards (in thousands)	16,195.2	13,455.8	—	(250.0)	—	—	29,401.0
Number of sites	6	1	—	(1)	—	—	6

Total available airspace:
Cubic yards (in thousands)	53,376.9	13,455.8	1,200.0	—	(1,933.6)	3,825.2	69,924.3

Number of sites	11		1				12

						Changes in
	Balance as of	New	Landfills			Engineering	Balance as of
	December 31,	Expansions	Acquired, Net	Permits	Airspace	Estimates	December 31,
	2001	Undertaken	of Divestiture	Granted	Consumed	and Design	2002

Permitted Airspace:
Cubic yards (in thousands)	40,523.3	—	—	5,042.0	(2,184.1)	743.7	44,124.9
Number of sites	12	—	—	—	—	—	12
Expansion airspace:
Cubic yards (in thousands)	29,401.0	268.6	—	(5,042.0)	—	(1,670.0)	22,957.6
Number of sites	6	1	—	(2)	—	—	5

Total available airspace:
Cubic yards (in thousands)	69,924.3	268.6	—	—	(2,184.1)	(926.2)	67,082.5

Number of sites	12		—				12

						Changes in
	Balance as of	New	Landfills			Engineering	Balance as of
	December 31,	Expansions	Acquired, Net	Permits	Airspace	Estimates	December 31,
	2002	Undertaken	of Divestiture	Granted	Consumed	and Design	2003

Permitted Airspace:
Cubic yards (in thousands)	44,124.9	—	8,750.0	6,289.0	(2,300.8)	—	56,863.1
Number of sites	12	—	1	—	—	—	13
Expansion airspace:
Cubic yards (in thousands)	22,957.6	4,000.0	—	(6,289.0)	—	—	20,668.6
Number of sites	5	1	—	(1)	—	—	5

Total available airspace:
Cubic yards (in thousands)	67,082.5	4,000.0	8,750.0	—	(2,300.8)	—	77,531.7

Number of sites	12		1				13

Corporate History

      Prior to an internal corporate reorganization completed prior to the consummation of the merger, we were a wholly-owned subsidiary of Waste Corporation of America. WCA Waste Corporation was incorporated as a Delaware corporation in February 2004, and our principal operating subsidiary was incorporated in Delaware in September 2000. We serve as a holding company for our subsidiaries, each of which is wholly-owned and controlled by us.

      In September 2000, we acquired certain operations from Waste Management, Inc. located in Arkansas, Kansas, Missouri, Nebraska, Oklahoma and Texas. Also in September 2000, we sold the companies acquired from Waste Management, Inc. in Nebraska and Oklahoma to Waste Connections, Inc. The remaining companies consisted of 32 operations in 25 locations, including fifteen collection operations, six MSW landfills, three C&D landfills and eight transfer stations.

      In 2001, we acquired a tuck-in hauling operation that was integrated into our Missouri collection operations in May. We also acquired a collection operation and a C&D landfill in Alabama in July, as well as a collection operation and C&D landfill in Tennessee in December.

      In November 2002, we purchased a tuck-in collection operation that was successfully integrated into our collection company in Houston, Texas, which we acquired in 2001.

      Our South Carolina operations were acquired in January 2003, and consist of a collection company and a C&D and industrial landfill. Also in 2003, we sold our west Texas collection operations in August, and acquired a fully permitted C&D landfill in Houston, Texas in September.

      Please read “Internal Reorganization and Relationship with Waste Corporation of America” for information regarding the internal corporate reorganization that occurred prior to the consummation of the merger.

Risk Management, Insurance and Financial Assurances

      Our environmental risk management program includes evaluating existing facilities and potential acquisitions for environmental compliance. We do not presently expect environmental compliance costs to increase materially above current levels, but we cannot predict whether future acquisitions will cause such costs to increase. We also maintain a worker safety program that encourages safe practices in the workplace. Operating practices at all of our facilities emphasize minimizing the possibility of environmental contamination and liability.

      The nature of our business exposes us to the risk of liabilities arising out of our operations, including possible damages to the environment. Such potential liabilities could involve, for example: (i) claims for remediation costs, personal injury, property damage and damage to the environment in cases where we may be held responsible for the escape of harmful materials; (ii) claims of employees, customers or third parties for personal injury or property damage occurring in the course of our operations; or (iii) claims alleging negligence in the planning or performance of work. We could also be subject to fines and civil and criminal penalties in connection with alleged violations of regulatory requirements. Because of the nature and scope of the possible environmental damages, liabilities imposed in environmental litigation can be significant. Our solid waste operations have third party environmental liability insurance with limits in excess of those required by permit regulations, subject to certain limitations and exclusions, which we believe are customary in the industry. However, the limits of such environmental liability insurance may be inadequate in the event of a major loss. Further, we may be unable to continue to carry excess environmental liability insurance should market conditions in the insurance industry make such coverage prohibitively expensive.

      We have property insurance, general liability, automobile physical damage and liability, employment practices liability, pollution liability, directors and officers liability, fiduciary liability, workers’ compensation and employer’s liability coverage, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in our primary general liability, automobile liability and employer’s liability policies. Each of our insurance policies contains a per occurrence or per loss deductible for which we are responsible. Our deductibles range from $5,000 per loss under our property insurance coverage to $250,000 per occurrence or loss under our general liability, automobile liability and workers’ compensation and employer’s liability coverages. In addition, we have a $500,000 per loss deductible under our pollution liability coverage. Accordingly, we are effectively self-insured for these amounts with respect to claims covered by our insurance policies, as well as with respect to amounts that exceed our policy limits (including our umbrella policy limits, where applicable). In the future, we may be exposed to uninsured liabilities which could have a material adverse effect on our financial condition, results of operations or cash flows.

      In the normal course of business, we are required to post performance bonds, insurance policies, letters of credit and/or cash deposits in connection with municipal residential collection contracts, the operation, closure or post-closure of landfills, certain environmental permits and certain business licenses and permits. Bonds issued by surety companies operate as a financial guarantee of our performance. To date, we have satisfied financial responsibility requirements by making cash deposits or by obtaining bank letters of credit, insurance policies or performance bonds. Additionally, we have in the past and may in the future be required to obtain personal guarantees from certain of our executive officers and directors in order to obtain these types of instruments. We have in the past compensated, and may in the future compensate, our executive officers and directors for these guarantees. Please read “Certain Relationships and Related Transactions — Payments to Officers and Directors for Providing Financial Assurances.” As of March 31, 2004, we had obtained performance bonds in an aggregate amount of approximately $18.7 million and letters of credit in an aggregate amount of approximately $3.7 million and maintained cash deposits in an aggregate amount of approximately $2.6 million, supporting performance of landfill closure and post-closure requirement, insurance contracts, municipal contracts and other financial assurance obligations. If in the future we are unable to obtain such instruments in sufficient amounts or at acceptable rates, we could be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill or transfer station operating permits.

Competition

      The solid waste collection and disposal industry is highly competitive and fragmented and requires substantial labor and capital resources. The industry presently includes three large, publicly-held, national waste companies, Allied Waste Industries, Inc., Republic Services, Inc., and Waste Management, Inc., as well as other public and privately held waste companies. These three companies accounted for approximately 45% of the estimated $42.5 billion total revenue generated by the industry in 2003. Certain of the markets in which we compete or will likely compete are served by one or more of these companies, as well as by numerous privately held regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. We also compete with operators of alternative disposal facilities, including incinerators, and with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. Public sector operations may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

      We compete for collection, transfer and disposal volume based primarily on geographic location and the price and quality of our services. From time to time, our competitors may reduce the price of their services in an effort to expand their market shares or service areas or to win competitively bid municipal contracts. These practices may cause us to reduce the price of our services or, if we elect not to do so, to lose business.

      The solid waste collection and disposal industry has undergone significant consolidation, and we encounter competition in our efforts to acquire landfills, transfer stations and collection operations. Intense competition exists not only for collection, transfer and disposal volume but also for acquisition candidates. We generally compete for acquisition candidates with publicly owned regional and large national waste management companies, as well as numerous privately held regional and local solid waste companies of varying sizes and resources. Competition in the disposal industry may also be affected by the increasing national emphasis on recycling and other waste reduction programs, which may reduce the volume of waste deposited in landfills. Accordingly, it may become uneconomical for us to make further acquisitions or we may be unable to locate or acquire suitable acquisition candidates at price levels and on terms and conditions that we consider appropriate, particularly in markets we do not already serve. Please read “Risk Factors — Risks Relating To Our Business — We compete with large companies and municipalities that may have greater financial and operational resources, and we also compete with alternatives to landfill disposal” and “— We may lose contracts through competitive bidding, early termination or governmental action, or we may have to substantially lower prices in order to retain certain contracts, any of which would cause our revenues to decline.”

Non-Competition Agreements

      In connection with the sale of operations located in Oklahoma and Nebraska by Waste Corporation of America in 2000, we, as an affiliate of Waste Corporation of America, may not compete with the buyer in portions of those states through October 2005. Additionally, in connection with the sale by Waste Corporation of America in 2003 of operations located in west Texas, we may not compete with the buyer in ten counties in west Texas through July 2006. Further, in connection with the sale of certain operations in Florida by Waste Corporation of America, we may not compete with the buyer in Broward or Palm Beach Counties in Florida through January 2005. Finally, as described in “Internal Reorganization and Relationship With Waste Corporation of America,” the Reorganization Agreement we entered into with Waste Corporation of America contains a mutual non-competition agreement pursuant to which we and our subsidiaries agreed not to acquire or operate any waste operations in Florida, Colorado or New Mexico within 50 miles of any of Waste Corporation of America’s or its subsidiaries’ current operations, and Waste Corporation of America and its subsidiaries agreed not to acquire or operate any waste operations in Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee or Texas within 50 miles of any of our or our subsidiaries’ operations, through                     , 2009.

Sales and Marketing

      We focus our marketing efforts on continuing and expanding business with existing customers, as well as attracting new customers. As of March 31, 2004, we employed 22 sales and marketing employees. Our sales and marketing strategy is to provide prompt, high quality, comprehensive solid waste collection, transfer and disposal services to our customers at competitive prices. We target potential customers of all sizes, from small quantity generators to large companies and municipalities. Because the waste collection and disposal business is a very localized business, most of our marketing activity is local in nature. However, we do have a director of sales who is responsible for overseeing our sales and marketing efforts, including setting compensation programs.

Government Contracts

      We are parties to contracts with municipalities and other associations and agencies. Many of these contracts are or will be subject to competitive bidding. We may not be the successful bidder, or we may have to substantially lower prices in order to be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term.

      Municipalities may annex unincorporated areas within counties where we provide collection services, and as a result, our customers in annexed areas may be required to obtain service from competitors who have been franchised or contracted by the annexing municipalities to provide those services. Some of the local jurisdictions in which we currently operate grant exclusive franchises to collection and disposal companies, others may do so in the future, and we may enter markets where franchises are granted by certain municipalities.

Regulation

      Our business is subject to extensive and evolving federal, state and local environmental, health, safety and transportation laws and regulations. These laws and regulations are administered by the U.S. Environmental Protection Agency, or EPA, and various other federal, state and local environmental, zoning, air, water, transportation, land use, health and safety agencies. Many of these agencies periodically inspect our operations to monitor compliance with these laws and regulations. Governmental agencies have the authority to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in case of violations. We believe that regulation of the waste industry will continue to evolve, and we will adapt to future legal and regulatory requirements to ensure compliance.

      Our operation of landfills subjects us to certain operational, monitoring, site maintenance, closure, post-closure and other obligations which could give rise to increased costs for compliance and corrective measures. In connection with our acquisition of landfills and continued operation or expansion of our landfills, we must often spend considerable time to increase the capacity of these landfills. We may be unable to obtain or maintain necessary governmental approvals. Once obtained, operating permits are subject to modification and revocation by the issuing agency. Compliance with these and any future regulatory requirements could require us to make significant capital and operating expenditures. However, most of these expenditures are made in the normal course of business and do not place us at any competitive disadvantage.

      Our operations are subject to extensive regulation, principally under the federal statutes described below.

      The Resource Conservation and Recovery Act of 1976, as amended, or RCRA. RCRA regulates the handling, transportation and disposal of hazardous and non-hazardous wastes and delegates authority to states to develop programs to ensure the safe disposal of solid wastes. On October 9, 1991, the EPA promulgated Solid Waste Disposal Facility Criteria for non-hazardous solid waste landfills under Subtitle D of RCRA. Subtitle D includes location standards, facility design and operating criteria, closure and post-closure requirements, financial assurance standards and groundwater monitoring, as well as corrective action standards, many of which had not commonly been in place or enforced at landfills. Subtitle D applies to all solid waste landfill cells that received waste after October 9, 1991, and, with limited exceptions, required all landfills to meet these requirements by October 9, 1993. All states in which we operate have EPA approved programs which implemented at least the minimum requirements of Subtitle D.

      The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA. CERCLA, which is also known as Superfund, addresses problems created by the release or threatened release of hazardous substances (as defined in CERCLA) into the environment. CERCLA’s primary mechanism for achieving remediation of such problems is to impose strict, joint and several liability for cleanup of disposal sites on current owners and operators of the site, former site owners and operators at the time of disposal and parties who arranged for disposal at the facility (i.e. generators of the waste and transporters who select the disposal site). The costs of a CERCLA cleanup can be substantial. Liability under CERCLA is not dependent on the existence or intentional disposal of “hazardous wastes” (as defined under RCRA), but can also be based upon the release or threatened release, even as a result of lawful, unintentional and non-negligent action, of any one of the more than 700 “hazardous substances” listed by the EPA, even in minute amounts.

      The Federal Water Pollution Control Act of 1972, as amended, or the Clean Water Act. This act establishes rules regulating the discharge of pollutants into streams and other waters of the United States (as defined in the Clean Water Act) from a variety of sources, including solid waste disposal sites. If runoff from our landfills or transfer stations may be discharged into surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in those discharges. In 1990, the EPA issued additional rules under the Clean Water Act, which establish standards for management of storm water runoff from landfills and which require landfills that receive, or in the past received, industrial waste to obtain storm water discharge permits. In addition, if a landfill or transfer station discharges wastewater through a sewage system to a publicly-owned treatment works, the facility must comply with discharge limits imposed by the treatment works. Also, if development of a landfill may alter or affect “wetlands,” the owner may have to obtain a permit and undertake certain mitigation measures before development may begin. This requirement is likely to affect the construction or expansion of many solid waste disposal sites.

      The Clean Air Act of 1970, as amended, or the Clean Air Act. The Clean Air Act provides for increased federal, state and local regulation of the emission of air pollutants. The EPA has applied the Clean Air Act to solid waste landfills and vehicles with heavy duty engines, such as waste collection vehicles. Additionally, in March 1996, the EPA adopted New Source Performance Standards and Emission Guidelines (the “Emission Guidelines”) for municipal solid waste landfills to control emissions of landfill gases. These regulations impose limits on air emissions from solid waste landfills. The Emission Guidelines impose two sets of emissions standards, one of which is applicable to all solid waste landfills for which construction, reconstruction or modification was commenced before May 30, 1991. The other applies to all municipal solid waste landfills for which construction, reconstruction or modification was commenced on or after May 30, 1991. The Emission Guidelines are being implemented by the states after the EPA approves the individual state’s program. These guidelines, combined with the new permitting programs established under the Clean Air Act, subject solid waste landfills to significant permitting requirements and, in some instances, require installation of gas recovery systems to reduce emissions to allowable limits. The EPA also regulates the emission of hazardous air pollutants from municipal landfills and has promulgated regulations that require measures to monitor and reduce such emissions.

      The Occupational Safety and Health Act of 1970, as amended, or OSHA. OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations.

      Flow Control/ Interstate Waste Restrictions. Certain permits and approvals, as well as certain state and local regulations, may limit a landfill or transfer station to accepting waste that originates from specified geographic areas, restrict the importation of out-of-state waste or wastes originating outside the local jurisdiction or otherwise discriminate against non-local waste. These restrictions, generally known as flow control restrictions, are controversial, and some courts have held that some flow control schemes violate constitutional limits on state or local regulation of interstate commerce. From time to time, federal legislation is proposed that would allow some local flow control restrictions. Although no such federal legislation has been enacted to date, if such federal legislation should be enacted in the future, states in which we own landfills could limit or prohibit the importation of out-of-state waste or direct that wastes be handled at specified facilities. Such state actions could adversely affect our landfills. These restrictions could also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

      Certain state and local jurisdictions may also seek to enforce flow control restrictions through local legislation or contractually. In certain cases, we may elect not to challenge such restrictions. These restrictions could reduce the volume of waste going to landfills in certain areas, which may adversely affect our ability to operate our landfills at their full capacity and/or reduce the prices that we can charge for landfill disposal services. These restrictions may also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

      State and Local Regulation. Each state in which we now operate or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, occupational safety and health, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. State and local permits and approval for these operations may be required and may be subject to periodic renewal, modification or revocation by the issuing agencies. In addition, many states have adopted statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting our operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct or restrict the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put such franchises out for bid and bans or other restrictions on the movement of solid wastes into a municipality.

      Permits or other land use approvals with respect to a landfill, as well as state or local laws and regulations, may specify the quantity of waste that may be accepted at the landfill during a given time period and/or specify the types of waste that may be accepted at the landfill. Once an operating permit for a landfill is obtained, it must generally be renewed periodically.

      There has been an increasing trend at the state and local level to mandate and encourage waste reduction and recycling and to prohibit or restrict the disposal in landfills of certain types of solid wastes, such as yard wastes, beverage containers, unshredded tires, lead-acid batteries, paper, cardboard and household appliances. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could prevent us from operating our facilities at their full capacity.

      Many states and local jurisdictions have enacted “bad boy” laws that allow the agencies that have jurisdiction over waste services contracts or permits to deny or revoke these contracts or permits based on the applicant’s or permit holder’s compliance history. Some states and local jurisdictions go further and consider the compliance history of the parent, subsidiaries or affiliated companies, in addition to that of the applicant or permit holder. These laws authorize the agencies to make determinations of an applicant’s or permit holder’s fitness to be awarded a contract to operate and to deny or revoke a contract or permit because of unfitness unless there is a showing that the applicant or permit holder has been rehabilitated through the adoption of various operating policies and procedures put in place to assure future compliance with applicable laws and regulations.

      Some state and local authorities enforce certain federal laws in addition to state and local laws and regulations. For example, in some states, RCRA, OSHA, parts of the Clean Air Act and parts of the Clean Water Act are enforced by local or state authorities instead of the EPA, and in some states those laws are enforced jointly by state or local and federal authorities.

      Public Utility Regulation. In many states, public authorities regulate the rates that landfill operators may charge. The adoption of rate regulation or the reduction of current rates in states in which we own landfills could adversely affect our business, financial condition and operating results.

Seasonality

      Based on our industry and our historic trends, we expect our operations to vary seasonally. Typically, revenue will be highest in the second and third calendar quarters and lowest in the first and fourth calendar quarters. The fluctuation is primarily due to lower volumes of solid waste generated during the winter months because of decreased construction and demolition activities. We also expect that our operating expenses may be higher during the winter months due to periodic adverse weather conditions that can slow the collection of waste, resulting in higher labor and operational costs. Please read “Risk Factors — Risks Relating to Our Operations and Corporate Organization — We are vulnerable to factors affecting the south and central regions of the United States, and seasonal fluctuations will cause our business and financial results to vary among quarters, which could negatively affect our stock price.”

Employees

      As of March 31, 2004, we had approximately 375 full-time employees, including approximately 56 persons classified as professionals or managers. These professionals or managers include, in addition to our executive officers described under “Management — Directors and Executive Officers,” three vice presidents, one regional manager and one or two controllers for each of our three primary operating regions, Kansas/ Missouri, Arkansas/ Texas and Alabama/ South Carolina/ Tennessee, and one on-site manager at each of our operating locations.

      Approximately 15 of our employees at one of our operations in Missouri are covered by a collective bargaining agreement. We have not experienced a significant work stoppage, and we believe our relations with our employees are good.

Legal Proceedings

      On June 7, 2002, Fines Recycling, Inc., Harry Donaldson, Jr., Gerry Hamby, Hal Isbell and Donald G. Wilson filed suit in the Circuit Court of Talladega County, Alabama, against one of our subsidiaries, WCA of Alabama, LLC, Tom J. Fatjo, Jr., our chairman of the board and chief executive officer, Jerome M. Kruszka, one of our directors and our president and chief operating officer, Chuck Green, one of our managers, and Waste Corporation of America. The suit alleges the failure of WCA of Alabama and Waste Corporation of America to abide by certain terms of an Agreement and Plan of Merger among the plaintiffs, Waste Corporation of America, and WCA of Alabama, and alleges fraud and conspiracy claims against Waste Corporation of America and Messers. Fatjo, Jr., Kruszka and Green with respect to the negotiation of the Agreement and Plan of Merger. While the plaintiffs have not specified an amount of damages, the suit also alleges that the individual plaintiffs have been damaged by the alleged failure of Waste Corporation of America to honor a “put” option on their Waste Corporation of America capital stock, which they obtained as partial consideration in the Agreement and Plan of Merger. The individual plaintiffs are now our stockholders as a result of the internal corporate reorganization completed in                     , 2004 described in “Internal Reorganization and Relationship with Waste Corporation of America,” and all rights and obligations with respect to their Waste Corporation of America stock are now our rights and obligations. We are unable to estimate any possible loss but we believe that the claims of the plaintiffs are without merit, and we are vigorously defending this suit.

      Additionally, in the normal course of our business and as a result of the extensive governmental regulation of the solid waste industry, we may periodically become subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on us or to revoke or deny renewal of an operating permit we hold. From time to time, we may also be subject to actions brought by citizens’ groups or adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations we own or operate or alleging environmental damage or violations of the permits and licenses pursuant to which we operate. We are currently unable to determine the outcome of any such proceedings or the effect such outcomes may have on us, or whether our insurance coverage would be adequate. Although we are unable to estimate any possible losses, a significant judgment against us, the loss of significant permits or licenses or the imposition of a significant fine could have a material adverse effect on our financial condition, results of operations and prospects.

      Moreover, we may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. Except for routine litigation incidental to our business, there are no pending material legal proceedings to which we are a party or to which any of our property is subject. Although we are unable to estimate any possible losses, we believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect upon our financial condition, results of operations or prospects. However, unfavorable resolution of any such proceedings could affect the consolidated results of operations or cash flows for the quarterly period in which they are resolved. We believe a majority of our present routine litigation is covered by insurance, subject to our deductibles.

Properties

      Our principal executive offices are located at One Riverway, Suite 1400, Houston, Texas 77056, where we currently lease 12,259 square feet of office space. We also own or lease field-based administrative offices in Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee and Texas.

      Our principal property and equipment consist of land (primarily landfills, transfer stations and bases for collection operations), buildings, and vehicles and equipment, including waste collection and transportation vehicles, related support vehicles, carts, containers and heavy equipment used in landfill operations, all of which are encumbered by liens in favor of our lenders. As of March 31, 2004, we owned fifteen collection operations, eight transfer stations, six municipal solid waste landfills and seven construction and demolition debris landfills. We also operated but did not own two additional transfer stations. For a description of our landfills, please read “Our Operations — Landfills.”

MANAGEMENT

Directors and Executive Officers

      The following table sets forth information concerning our directors and executive officers and those individuals who have agreed to become directors immediately after the consummation of the initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, including their respective ages and positions as of March 31, 2004. Our directors and executive officers are elected annually and our executive officers serve at the pleasure of our board of directors, subject to the terms of any employment agreements. Please read “— Employment Agreements” below.

Name	Age	Position Held

Tom J. Fatjo, Jr.(1)	63	Chairman of the Board and Chief Executive Officer
Jerome M. Kruszka	55	President, Chief Operating Officer and Director
Charles A. Casalinova	45	Senior Vice President and Chief Financial Officer
Tom J. Fatjo, III(2)	39	Senior Vice President — Finance and Secretary
William P. Esping(3)	35	Director
Ballard O. Castleman(3)	37	Director
Robert P. Lancaster(3)	36	Director
Richard E. Bean	60	Director (will be elected upon listing)
Roger A. Ramsey	65	Director (will be elected upon listing)

(1)	Mr. Fatjo, Jr. is the father of Tom J. Fatjo, III, our senior vice president — finance and secretary.

(2)	Mr. Fatjo, III is the son of Tom J. Fatjo, Jr., our chairman of the board and chief executive officer.

(3)	Was originally elected to the board of directors of our former parent, Waste Corporation of America, pursuant to the rights held by WCA Partners, L.P. to appoint directors. This arrangement will not apply to us after the merger.

      Tom J. Fatjo, Jr. Mr. Fatjo, Jr. has served as our chairman of the board of directors and chief executive officer since our formation in September 2000. Since August 1998, Mr. Fatjo, Jr. has also served as the chairman of the board and chief executive officer of our former parent, Waste Corporation of America, which was spun off as part of an internal corporate reorganization prior to this offering. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” From 1992 to August 1998, Mr. Fatjo, Jr. served as the chairman and chief executive officer, and from 1994 to 1996 as the president, of TransAmerican Waste Industries, Inc., or TransAmerican, a publicly-held waste management company that merged into USA Waste Services, Inc. in 1998. In 1990 and 1991, Mr. Fatjo, Jr. was the co-founder and the chairman of the board of directors and chief executive officer of Republic Waste Industries, Inc., or Republic Waste, another publicly-held waste management company. Mr. Fatjo, Jr. also founded Browning-Ferris Industries, Inc., or BFI, formerly one of the nation’s largest solid waste management companies and now a part of Allied Waste Industries, Inc., another publicly-held waste management company. From 1966 to 1976, Mr. Fatjo, Jr. served as the co-chief executive officer responsible for BFI’s mergers and acquisitions and corporate development activities. Mr. Fatjo, Jr. remained on BFI’s board until 1980. Mr. Fatjo, Jr. received a Bachelor of Arts degree from Rice University. Mr. Fatjo, Jr. has over 35 years of experience in the solid waste management industry. Please read “Business — Legal Proceedings” for information regarding pending litigation in which Mr. Fatjo, Jr. is a named defendant.

      Jerome M. Kruszka. Mr. Kruszka has served as a director and our president and chief operating officer since our formation in September 2000. Since August 1998, Mr. Kruszka has also served as a director and as the president and chief operating officer of our former parent, Waste Corporation of America, which was spun off as part of an internal reorganization prior to this offering. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” From 1996 to August 1998, Mr. Kruszka served as the president and chief operating officer, and from 1997 to 1998 as a director, of TransAmerican. In 1971, Mr. Kruszka began his career with Waste Management, Inc., the largest publicly-held waste management company in the United States. From 1971 to 1996, Mr. Kruszka held several positions with Waste Management, Inc. and its affiliates, including regional vice president for northern California, where over 20 divisions involved in collection, transfer, recycling and landfill operations reported to him. Mr. Kruszka has over 30 years of experience in the solid waste management industry. Please read “Business — Legal Proceedings” for information regarding pending litigation in which Mr. Kruszka is a named defendant.

      Charles A. Casalinova. Mr. Casalinova has served as our senior vice president and chief financial officer since our formation in September 2000. Since July 1999, Mr. Casalinova has also served as the senior vice president and chief financial officer of our former parent, Waste Corporation of America, which was spun off as part of an internal reorganization prior to this offering. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” From 1981 to July 1999, Mr. Casalinova held several positions at Waste Management, Inc., including division controller, regional chief information officer, acquisition controller, vice president/regional controller for Louisiana, Mississippi, Arkansas, Oklahoma and north Texas, and vice president/regional controller for Illinois and Indiana. Mr. Casalinova received a Bachelor of Business Administration degree in Accounting from the University of Akron and became a Certified Public Accountant in 1989. Mr. Casalinova has over 20 years experience in the solid waste management industry.

      Tom J. Fatjo, III. Mr. Fatjo, III has served as our senior vice president — finance and secretary since February 2004. Prior to that, Mr. Fatjo, III served as our senior vice president and treasurer since our formation in September 2000. Since September 2000, Mr. Fatjo, III has also served as the senior vice president and treasurer of our former parent, Waste Corporation of America, which was spun off as part of an internal reorganization prior to this offering. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” From August 1998 to September 2000, Mr. Fatjo, III served as vice president, treasurer and director of Waste Corporation of America, Inc. From 1992 to August 1998, Mr. Fatjo, III served as vice president-treasurer of TransAmerican. Mr. Fatjo, III began his career in the solid waste industry with Republic Waste, where he was employed from 1990 through 1991. He received a Bachelor of Business Administration degree in Finance from the University of Texas at Austin. Mr. Fatjo, III has approximately 14 years of experience in the solid waste management industry.

      William P. Esping. Mr. Esping has served as one of our directors since our internal corporate reorganization in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” Since August 1998, Mr. Esping has also served as a director of our former parent, Waste Corporation of America. Mr. Esping and his family and their related entities are the indirect primary beneficiaries of WCA Partners, L.P., our largest stockholder. They also have indirect interests in other entities that own our common stock. Please read “Principal Stockholders — WCA Partners, L.P. and Related Entities.” Mr. Esping is the Managing Partner, and is responsible for originating and executing private equity transactions for, EFO Holdings, L.P., a Texas limited partnership and a private family investment management firm. Mr. Esping joined EFO Holdings in 1993. Mr. Esping received a B.A. in Business Administration from Southern Methodist University. Mr. Esping has served, or is currently serving as, a director on a number of other boards, including Scheduling Technology Group, Inc., PanAero Corp., Palm Beach Tan, Inc., On Site Solutions, Inc., Cypress Lending Group, LLC, Platinum Research Organization, Inc. and S & E Holdings, L.P.

      Ballard O. Castleman. Mr. Castleman has served as one of our directors since our internal corporate reorganization in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” Since July 1999, Mr. Castleman has also served as a director of our former parent, Waste

Corporation of America. Mr. Castleman is a limited partner in WCA Partners, L.P., our largest stockholder. He also has indirect interests in other entities that own our stock. Please read “Principal Stockholders — WCA Partners, L.P. and Related Entities.” He is also a limited partner of EFO Holdings, L.P. and is responsible for identifying and underwriting private and public companies for investment by EFO Holdings and structuring and executing private equity transactions for EFO Holdings. Mr. Castleman joined EFO Holdings as an associate in July 1997 and became a limited partner in 1999. From 1995 to July 1997, Mr. Castleman was a vice president with Heller Financial’s Corporate Finance Group, where he was responsible for origination, underwriting and structuring leveraged debt and mezzanine transactions of private buy-outs and acquisitions. Mr. Castleman received a Master of Business Administration from the University of Texas at Austin, Graduate School of Business and a B.A. in History from Vanderbilt University. Mr. Castleman has served, or is currently serving as, a director on a number of other boards, including Psycor Inc., On Site Solutions Inc., Cypress Lending Group, LLC and S&E Holdings, L.P.

      Robert P. Lancaster, Jr. Mr. Lancaster has been one of our directors since our internal corporate reorganization in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” Since 2000, Mr. Lancaster has also served as a director of our former parent, Waste Corporation of America. Mr. Lancaster is a limited partner in WCA Partners, L.P., our largest stockholder. He also has indirect interests in other entities that own our stock. Please read “Principal Stockholders — WCA Partners, L.P. and Related Entities.” He is also a limited partner of EFO Holdings, L.P. and is responsible for identifying and underwriting public and private companies for investment by EFO Holdings. His primary responsibilities include overseeing EFO Holdings’ public equity investments in various money management organizations around the United States, as well as portfolio management for EFO Holdings’ direct investments. Mr. Lancaster joined EFO Holdings as an associate in 1998 and became a limited partner in 1999. From 1995 to 1998, Mr. Lancaster was a Portfolio Manager for Richmont Corporation, the holding company for Mary Kay Ash’s assets. Mr. Lancaster worked for Craig Hester Capital Management as an analyst from 1993 to 1994 and for the Gabelli Funds in multiple capacities from 1988 to 1992. Mr. Lancaster received a Master of Business Administration from the University of Texas at Austin, Graduate School of Business and a B.A. in History from Vanderbilt University.

      Richard E. Bean. Mr. Bean will become a director upon listing of our shares for trading on the NASDAQ National Market in connection with our planned initial public offering of our post-merger common stock. Mr. Bean is currently the Executive Vice President, Chief Financial Officer and a Director of Pearce Industries, Inc. Mr. Bean has served with Pearce Industries since 1976. Mr. Bean is currently a director and the chairman of the audit committee of First City Financial Corp., and a director and the chairman of the audit committee of Sanders Morris Harris Group Inc., both of which are publicly-held companies. Additionally, he is a director of AutoSpec, Inc., Richmark Homes, Inc. and Peak Lending, Inc. and an advisory director of Mimix Broadband, Inc. and Mimix Holdings, Inc., each of which is a closely-held corporation. Mr. Bean also served as a director of our former parent, Waste Corporation of America, from its inception in August 1998 through September 2000, and as a director of TransAmerican from February 1997 to May 1998. Mr. Bean received a Master of Business Administration in Accounting and a Bachelor of Business Administration in Finance from the University of Texas at Austin and has been a Certified Public Accountant since 1968.

      Roger A. Ramsey. Mr. Ramsey will become a director upon listing of our shares for trading on the NASDAQ National Market in connection with our planned initial public offering of our post-merger common stock. Mr. Ramsey has served as Chairman of the Board of VeriCenter, Inc. since December 1999. From 1989 to June 1997, Mr. Ramsey served as the founder, Chairman and Chief Executive Officer of Allied Waste Industries, Inc. From July 1997 to December 1998, Mr. Ramsey served as the Chairman of the Board (non-executive) of Allied Waste and as a director from January 1999 to December 2002. Mr. Ramsey is also the former Vice President and Chief Financial Officer, and a co-founder, of BFI. Mr. Ramsey received a B.S. in Commerce (cum laude) from Texas Christian University and has been a Certified Public Accountant since 1962. Mr. Ramsey is a member of the Board of Trustees of Texas Christian University.

Management of WCA Waste Corporation and Waste Corporation of America

      Our officers will spend time assisting in the management of the business of our former parent, Waste Corporation of America, and its affiliates pursuant to an administrative services agreement. These officers may face a conflict regarding the allocation of their time between our business and the other business interests of Waste Corporation of America. We expect that our officers will devote approximately 90% of their time, on average, to our operations. Please read “Internal Reorganization and Relationship with Waste Corporation of America — Agreement Relating to Internal Reorganization — Administrative Services Agreement” for information regarding the administrative services agreement between us and Waste Corporation of America.

Corporate Governance — Board of Directors and Committees

      Our business is managed through the oversight and direction of our board of directors. Prior to an internal corporate reorganization completed in                     , 2004, we were a wholly-owned subsidiary of Waste Corporation of America. As part of our internal reorganization, we separated our operations from Waste Corporation of America, and the former stockholders of Waste Corporation of America also became our stockholders, including WCA Partners, L.P., a closely-held investment fund, and other related entities which controlled approximately 59.5% of both our and Waste Corporation of America’s outstanding equity and will beneficially own           % of our post-merger common stock after the merger. Three of the five directors of the Waste Corporation of America board were affiliates of WCA Partners, L.P. and its related entities, and they are also directors on our board. The remaining two directors on our board are Tom J. Fatjo, Jr. and Jerome Kruszka, who are senior executive officers with us and with Waste Corporation of America. Upon listing of our shares on the NASDAQ National Market in connection with our planned initial public offering of our post-merger common stock, Mr. Richard E. Bean and Mr. Roger A. Ramsey, neither of whom are affiliated with WCA Partners, L.P. or its related entities and neither of whom are an officer or employee of us or Waste Corporation of America, will be elected to our board.

      Within one year of our planned initial public offering (if not sooner), a majority of our board will consist of “independent directors.” Consistent with the NASDAQ Marketplace Rules, an “independent director” is a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, we will impose additional tests of independence with respect to members of our audit committee that are consistent with the NASDAQ Marketplace Rules and with applicable rules and regulations of the Securities and Exchange Commission. Our board of directors will be responsible for determining independence. Our independent directors will meet at least twice annually in executive sessions without the presence of any corporate officers.

      Within 90 days after listing our shares on the NASDAQ National Market, at least a majority of the members of each committee that we create, including our audit committee, will be independent. Within one year, all of the members of each committee that we create, including our audit committee, will be independent.

      Our board of directors has established an audit committee in connection with our planned initial public offering, which will be composed of Messrs. Bean, Castleman and Ramsey. Mr. Bean will serve as the chairman of the audit committee. Our board of directors has determined that Mr. Bean qualifies as an audit committee financial expert under the current Securities and Exchange Commission regulations, and the other members of our audit committee will satisfy the financial literacy and other requirements for audit committee members under the NASDAQ Marketplace Rules. The audit committee will assist the board in overseeing: (i) our accounting and financial reporting processes; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; and (v) the performance of our independent auditors. The audit committee charter further provides that the audit committee:

•	has sole authority to appoint or replace our independent auditors;

•	has sole authority to approve in advance all audit and non-audit engagement fees, scope and terms with our independent auditors;

•	will monitor the compliance of our employees with our code of conduct; and

•	will meet at least twice annually in separate executive sessions.

      We have not, at this time, created separate nomination or compensation committees. However, after our planned initial public offering, nominations to our board may be made by or at the direction of our board, with the approval of a majority of the independent directors, or by stockholders who meet certain eligibility, notice and other requirements set forth in our amended and restated bylaws. Compensation of our chief executive officer and our other executive officers is governed by their respective employment agreements, and any additional compensation will be determined, or recommended to our board for determination, by a majority of the independent directors. We may, in the future, create nomination and compensation committees.

Compensation Committee Interlocks and Insider Participation

      We did not have a compensation committee or any other board committee performing equivalent functions in 2003. Matters concerning executive officer compensation were handled by our entire board of directors, including Messrs. Fatjo, Jr., Kruszka, Esping, Castleman and Lancaster. Mr. Tom Fatjo, Jr., our chairman of the board and chief executive officer, and Mr. Jerome M. Kruszka, one of our directors as well as our president and chief operating officer, participated in deliberations of our board of directors regarding these matters in their capacities as members of our board of directors, but abstained from voting on their compensation. Additionally, Messrs. Fatjo, Jr. and Kruszka each served, and upon consummation of the merger and completion of our planned initial public offering thereafter will continue to serve, on the board of directors and as executive officers of Waste Corporation of America, with Mr. Fatjo, Jr. serving as the chairman of the board and chief executive officer of Waste Corporation of America and Mr. Kruszka serving as a director and as the president and chief operating officer of Waste Corporation of America. Further, Mr. Tom Fatjo, Jr., our chairman of the board and chief executive officer, serves as an executive officer of certain private family businesses for which Mr. Tom Fatjo, III, our senior vice president — finance and secretary, serves as an executive officer. Messrs. Fatjo, Jr. and Kruszka, along with other members of our board of directors, have engaged in certain related transactions with us as described in “Certain Relationships and Related Transactions.”

Director Compensation

      Each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Our officers and employees who also serve as directors will not receive additional compensation for their service as a director. Each non-employee director will receive an annual retainer of $25,000, with an additional $10,000 for the chair of the audit committee and an additional $5,000 for the chair of any other standing committee, and compensation for attending meetings of the board of directors, as well as committee meetings. The compensation for each board meeting attended in person will be $1,000, while attendance by telephone will be $500. For attending committee meetings in person, compensation will be $500, while attendance by telephone will be $250. Pursuant to the 2004 WCA Waste Corporation Incentive Plan, under which options for a maximum of 150,000 shares may be granted to non-employee directors, upon joining the board, each non-employee director will automatically receive a one-time grant of an option for 20,000 shares, with an exercise price equal to the market value on the date of grant and vesting that occurs over three years. Each of our non-employee directors on the date of pricing of our planned initial public offering will receive this 20,000 share grant. Please read “— Incentive Plan.” Any current director who is not nominated for election to an additional term will become 100% vested in all director options automatically upon the end of the director’s term (unless such director asks not to be nominated for an additional term) in office. Additional option grants to non-employee directors may be made by the board in its discretion under the incentive plan. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law. Please read “Certain Relationships and Related Transactions — Consulting Payments” and “ — Payments to Officers and Directors for Providing Financial Assurances” for information regarding certain payments made to certain of our directors.

Executive Compensation

      The following table sets forth the cash and non-cash compensation earned by, awarded to and paid to our “named executive officers,” who include our chief executive officer and our three other executive officers for the year ended December 31, 2003.

SUMMARY COMPENSATION TABLE

				Long-Term
				Compensation
	Annual Compensation(1)			Awards

			Other Annual	Securities	All Other
			Compensation	Underlying	Compensation
Name and Principal Position	Salary ($)	Bonus ($)	($)(2)	Options/SARs	($)

Tom J. Fatjo, Jr.(3)
Chairman of the Board of Directors
and Chief Executive Officer	$319,594	$174,488	—	—	$7,983	(4)
Jerome M. Kruszka(3)
President and Chief Operating
Officer	$319,594	$174,488	—	—	$4,729	(5)
Charles A. Casalinova
Senior Vice President and Chief
Financial Officer	$239,706	$130,866	—	—	$7,495	(6)
Tom J. Fatjo, III
Senior Vice President — Finance and Secretary	$199,741	$109,055	—	—	$7,495	(7)

(1)	The amounts set forth in this table do not give effect to any reduction of our actual compensation expense from the allocation of costs to, and after this offering, the receipt of fees from, Waste Corporation of America. Pursuant to an Administrative Services Agreement with Waste Corporation of America, Waste Corporation of America is obligated to pay us a fee of $40,000 per month for administrative services, including services by our executive officers. Please read “Internal Reorganization and Relationship with Waste Corporation of America.”

(2)	No named executive officer received perquisites or other personal benefits, securities or property in an amount in excess of the lesser of either $50,000 or 10% of the total of salary and bonus reported for him in the two preceding columns.

(3)	Amounts shown for Mr. Tom Fatjo, Jr. and Mr. Jerome M. Kruszka do not include payments received for providing personal guarantees in connection with certain of our closure and post-closure bonds and performance bonds. Please read “Certain Relationships and Related Transactions — Payments to Officers and Directors for Providing Financial Assurances.”

(4)	The amount shown includes (i) a matching contribution made by us to our 401(k) plan on behalf of Mr. Fatjo, Jr. in the amount of $3,488 during the last fiscal year and (ii) $4,495 in health insurance premiums paid on Mr. Fatjo, Jr.’s behalf during the last fiscal year.

(5)	The amount shown includes (i) a matching contribution made by us to our 401(k) plan on behalf of Mr. Kruszka in the amount of $3,489 during the last fiscal year and (ii) $1,240 in health insurance premiums paid on Mr. Kruszka’s behalf during the last fiscal year.

(6)	The amount shown includes (i) a matching contribution made by us to our 401(k) plan on behalf of Casalinova in the amount of $3,000 during the last fiscal year and (ii) $4,495 in health insurance premiums paid on Mr. Casalinova’s behalf during the last fiscal year.

(7)	The amount shown includes (i) a matching contribution made by us to our 401(k) plan on behalf of Mr. Fatjo, III in the amount of $3,000 during the last fiscal year and (ii) $4,495 in health insurance premiums paid on Mr. Fatjo, III’s behalf during the last fiscal year.

      Each of the named executive officers has the right to participate in all employee benefit plans offered to other similarly-situated executives under our standard employment practices, as in effect from time to time, including our 401(k) plan available to all of our employees.

Employment Agreements

      We entered into employment agreements with Messrs. Tom Fatjo, Jr., Jerome Kruszka, Charles Casalinova and Tom Fatjo, III on September 27, 2000, which agreements were amended on February 18, 2002 and May 1, 2002 (except for the agreement with Mr. Tom Fatjo, III, which was amended on September 30, 2001 and May 1, 2002). These agreements were subsequently amended on April 13, 2004 to provide for a continuing three-year “evergreen” term that automatically renews annually.

      We may terminate the employment agreements at any time, with or without cause (as defined in the employment agreements), or upon the death or permanent disability (as defined in the employment agreements) of the executive before the expiration of the term of the agreement. The executives may voluntarily terminate their employment for good reason (as defined in the employment agreements) upon written notice or at any time without good reason. Upon a termination of an executive for any reason, the executive is entitled to receive all salary and expense reimbursements accrued but unpaid as of the date of termination within thirty days after that date and all benefits available to the executive under the terms of all benefit plans in which the executive was participating as of the date of termination. Additionally, upon a termination of an executive as a result of the death or disability of the executive, the executive (or his estate) is also entitled to receive within thirty days after the date of termination a lump sum cash payment equal to the executive’s base salary as in effect immediately prior to the executive’s termination for the remaining term of the agreement. Furthermore, if we terminate an executive’s employment for any reason other than death, permanent disability or cause, or if an executive terminates his employment for good reason, the executive is also entitled to have us continue to pay the executive’s salary and provide the executive’s benefits for the remaining term of his agreement.

      Upon the occurrence of a change in control (as defined in the employment agreements), we are required to pay each executive within thirty days after the change in control a lump sum payment in cash equal to three times his annual base salary as in effect immediately prior to the change in control. However, each executive has agreed to waive any right to any such change in control payment that might otherwise be due as a result of our planned initial public offering. The vesting of options granted pursuant to Waste Corporation of America, our former parent, also would be accelerated upon a change in control. However, in connection with the internal reorganization described in “Internal Reorganization and Relationship with Waste Corporation of America,” Waste Corporation of America satisfied such options by issuing shares to the option holders. Please read “Internal Reorganization and Relationship with Waste Corporation of America” and “Certain Relationships and Related Transactions.”

      Additionally, each executive has agreed to permit our independent directors to review and propose amendments concerning future option grants, bonuses and change in control payments in their employment agreements after this offering.

      In the event that any payment or distribution by us or any of our affiliates to an executive, whether under the executive’s employment agreement or any other agreement, policy, plan program or arrangement with us, becomes or is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, or any other similar tax, we will pay the executive, at least thirty days prior to the due date of any excise tax, an additional amount in cash so that, after payment by the executive of all taxes, including any income or excise tax imposed on the additional cash amount and any interest and penalties imposed with respect to such taxes, the executive retains an amount equal to the amount of the payment or distribution before the imposition of any excise tax.

      During the term of their employment, each executive will be subject to the employment agreement’s non-competition and confidentiality requirements. Additionally, if we terminate an executive’s employment for any reason other than death, permanent disability or cause, or if an executive terminates his employment for good reason, the executive will remain subject to the employment agreement’s non-competition and confidentiality requirements so long as we continue to pay the executive’s salary and provide benefits as provided in the employment agreements.

      In addition to the provisions described above, Mr. Tom Fatjo, Jr.’s employment agreement, as amended, provides for an initial annual base salary, which amount is increased by 5% on each anniversary of the effective date of the agreement. Through September 2004, his annual base salary is $330,750.

      In addition to the provisions described above, Mr. Kruszka’s employment agreement, as amended, provides for an initial annual base salary, which amount is increased by 5% on each anniversary of the effective date of the agreement. Through September 2004, his annual base salary is $330,750.

      In addition to the provisions described above, Mr. Casalinova’s employment agreement, as amended, provides for an initial annual base salary, which amount is increased by 5% on each anniversary of the effective date of the agreement. Through September 2004, his annual base salary is $248,100.

      In addition to the provisions described above, Mr. Tom Fatjo, III’s employment agreement, as amended, provides for an initial annual base salary, which amount is increased by 5% on each anniversary of the effective date of the agreement. Through September 2004, his annual base salary is $206,700.

Incentive Plan

      Prior to the internal reorganization described in “Internal Reorganization and Relationship with Waste Corporation of America,” Waste Corporation of America, our former parent, issued options to certain employees pursuant to an equity compensation plan and warrants. In connection with the internal reorganization, we assumed the obligation to issue shares upon the exercise of such options and warrants. We subsequently canceled and exchanged the outstanding options by issuing 2,163,397 shares of pre-merger common stock including 1,088,088 shares issued to our executive officers and directors. Please read “Certain Relationships and Related Transactions — Cancellation of Options and Warrants.”

      We did not have an incentive plan in place as of the end of the fiscal year ended December 31, 2003, since we were a subsidiary of Waste Corporation of America at that time. As part of the internal reorganization, we adopted the 2004 WCA Waste Corporation Incentive Plan. The incentive plan permits the granting of any or all of the following types of awards:

•	stock options;

•	restricted stock;

•	performance awards;

•	phantom shares;

•	other stock-based awards;

•	bonus shares; and

•	cash awards.

      The number of shares with respect to which awards may be granted under the 2004 WCA Waste Corporation Incentive Plan is not to exceed 1,000,000 shares, including up to 150,000 shares for grants to non-employee directors. See “— Director Compensation.”

      Prior to the merger, our board approved granting the following options to the following directors and executive officers effective immediately following the merger and immediately prior to our planned initial public offering:

Tom J. Fatjo, Jr.	100,000
Jerome M. Kruszka	100,000
Charles A. Casalinova	75,000
Tom J. Fatjo, III	65,000
William P. Esping (as a non-employee director)	20,000
Ballard O. Castleman (as a non-employee director)	20,000
Robert P. Lancaster (as a non-employee director)	20,000

      Such options will vest over three years and will have an exercise price set at the initial public offering price.

      In addition, Messrs. Richard Bean and Roger Ramsey, who will join the board as non-employee directors upon listing of our shares on the NASDAQ National Market in connection with our planned initial public offering of our post-merger common stock, will also receive options with regard to 20,000 shares of our post-merger common stock each. Such options will also vest over three years and have an exercise price equal to the initial public offering price.

      After our planned initial public offering, the incentive plan will be administered by our independent directors or, if formed, a compensation committee of our board of directors. Such directors will select the participants who will receive awards, determine the type and terms of the awards to be granted and interpret and administer the incentive plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Other than as set forth in the following paragraphs, we are not aware of any relationships or transactions between us or our subsidiaries and any member of our board of directors, any of our executive officers, any security holder who is known to us to own of record or beneficially more than 5% of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $60,000. Except as otherwise noted, we believe that each transaction described below is on terms at least as favorable to us as we would expect to negotiate with an unaffiliated party.

Internal Reorganization and Relationship with Waste Corporation of America

      Please read “Internal Reorganization and Relationship with Waste Corporation of America” for information regarding our relationships and transactions with our former parent, Waste Corporation of America. The agreements referenced in that section were entered into when we were members of a corporate group including Waste Corporation of America and its subsidiaries. Their terms may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

Cancellation of Options and Warrants

      Prior to the internal corporate reorganization described in “Internal Reorganization and Relationship with Waste Corporation of America,” we were a wholly-owned subsidiary of Waste Corporation of America. Waste Corporation of America previously adopted a 1999 Non-Qualified Stock Option Plan, under which options with respect to 2,260,489 shares had been issued prior to the reorganization. With respect to the options to acquire Waste Corporation at America common stock, a non-cash compensation expense of $1.2 million was required to be recorded based on the value of the stock underlying the options with respect to 2003. Additionally, Waste Corporation of America issued warrants to purchase 1,187,605 shares of its common stock.

      As part of the reorganization, Waste Corporation of America changed its organizational form and became a subsidiary in a corporate group to facilitate our separation from the other operations of Waste Corporation of America. In connection with that reorganization, we assumed the obligation to issue shares upon the exercise of options and warrants previously issued by Waste Corporation of America. Subsequently, we issued 2,163,397 shares of our pre-merger common stock to extinguish approximately 90% of such options and warrants. We will recognize an estimated charge of $7.2 million in connection with the cancellation of these options and warrants and issuance of pre-merger common stock in 2004.

      The following table sets forth, with respect to our executive officers and directors, the number of shares underlying the options and warrants granted by Waste Corporation of America prior to the internal reorganization, the number of shares of pre-merger common stock issued to cancel such options and warrants, the number of shares of post-merger common stock after the merger and the value of such net resulting shares at the initial public offering price.

Aggregated Issuances of Shares for Options and Warrants in Connection

with Internal Corporate Reorganization

	Number of Shares	Number of Shares
	of Pre-Merger	of Pre-Merger
	Common Stock	Common Stock	Number of	Value of
	Underlying Waste	Issued to Cancel	Shares of	Post-Merger
	Corporation of	Options and	Post-Merger	Common Stock at
	America Options	Warrants in	Common Stock	Public Offering
Name	and Warrants	Reorganization	After Merger	Price($)(3)

Tom J. Fatjo, Jr.(1)	601,064	396,114	243,531	$
Jerome M. Kruszka	440,014	292,509	179,835	$
Charles A. Casalinova	311,370	205,511	126,348	$
Tom J. Fatjo, III	253,216	168,203	103,411	$
Richard E. Bean	26,500	16,865	10,369	$
Roger A. Ramsey	—	—	—	$
William P. Esping(2)	7,500	4,443	2,732	$
Ballard O. Castleman(2)	7,500	4,443	2,732	$
Robert P. Lancaster(2)	—	—	—	$
All directors and executive officers as a group (9 persons)	1,647,164	1,088,088	668,958	$

(1)	The share data reflected for Mr. Tom Fatjo, Jr. includes 19,000 warrants held by FFAP, Ltd., or FFAP, a limited partnership, the sole general partner of which is a corporation controlled by Mr. Fatjo, Jr. and the issuance of pre-merger common stock in cancellation of such warrants. As a result of such issuance, FFAP will receive 6,795 shares of our post-merger common stock in the merger.

(2)	Please read “Principal Stockholders — WCA Partners, L.P. and Related Entities.”

(3)	The public offering price has been estimated using the midpoint of the anticipated price range, as set forth in the Form S-1.

Payments to Officers and Directors for Providing Financial Assurances

      We are required to provide financial assurances to governmental agencies under applicable environmental regulations relating to landfill closure and post-closure obligations. We satisfy these financial assurances requirements by providing performance bonds, letters of credit, insurance policies or trust deposits. During the past three years the costs associated with bonding and insurance have risen dramatically, the financial capacity and other requirements imposed by bonding and insurance companies have become more difficult to comply with than in prior years and the number of such bonding and insurance companies has decreased. To obtain closure and post-closure bonds and certain performance bonds, Mr. Tom Fatjo, Jr., our chairman of the board and chief executive officer, Mr. Jerome Kruszka, a director and our president and chief operating officer, and Mr. William Esping, a director and the principal of our largest stockholder, were required to provide personal guarantees to our bonding company with respect to our obligations. During 2003, we began paying each of these individuals $10,000 per month, payable in arrears, for providing their guaranties, and the payments will continue for as long as such guaranties are required. We intend to seek a release of these guaranties after our planned initial public offering. If we are not successful, these payments will continue after that offering.

Consulting Payments

      Mr. William P. Esping, one of our directors, performed consulting and advisory services for us in connection with the negotiations of various arrangements associated with our existing credit facility during each of 2001, 2002 and 2003. With respect to each of these negotiations, we agreed to pay $200,000 annually to Mr. Esping, payable in quarterly installments of $50,000. We negotiated these payments solely with Mr. Esping and did not seek other bids from third parties to provide the services provided by Mr. Esping. Accordingly, the payments negotiated with Mr. Esping may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. As of December 31, 2003, $150,000 remained to be paid under the arrangement for his 2003 financing negotiations. Mr. Esping has agreed to waive any installments outstanding at the time of the renegotiation of our existing credit facility that will occur in connection with the closing of our planned initial public offering. Moreover, Mr. Esping will not receive any fees associated with the renegotiation of our existing credit facility occurring immediately prior to that offering.

Relationships with Waste Management

      Mr. Jerome Kruszka, a director and our president and chief operating officer, is engaged to be married to Ms. Cherie C. Rice, vice president and treasurer of Waste Management, Inc., one of our competitors. In 2000, we purchased assets from Waste Management, Inc., in connection with which Waste Corporation of America, our former parent, issued a promissory note, the balance of which is approximately $13.8 million. Upon consummation of our planned initial public offering, we will satisfy with proceeds from that offering, the contingent contribution obligation that we transferred to our former parent, Waste Corporation of America, in connection with the internal reorganization. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” A portion of the proceeds of such payment will be used to discharge the Waste Management, Inc. note.

      In connection with the acquisition of the assets from Waste Management, Inc. in 2000, we also acquired prepaid disposal rights to dispose of up to two million cubic yards of waste in Waste Management’s landfills in Arkansas, Oklahoma and Texas.

      During 2003, we received approximately $950,000 in disposal fees from Waste Management and we paid Waste Management, Inc. approximately $150,000 in disposal fees (which were not included in the credits covered by the prepaid disposal contract described above).

Relationship with Wells Fargo

      WFC Holdings Corporation, an affiliate of Wells Fargo Bank Texas, National Association, currently holds more than 5% of our outstanding pre-merger common stock and is a selling stockholder in our planned initial public offering. In connection with a settlement agreement among Wells Fargo Securities, LLC, Waste Corporation of America, EFO Holdings, L.P. and certain individuals, we paid $650,000 to Wells Fargo Securities. We also agreed that if we do not provide new investment banking or capital markets business to Wells Fargo resulting in at least $400,000 in fees by April 15, 2004, we must pay Wells Fargo $200,000. No such services were provided.

      In August 2002, we entered into an amended and restated credit facility, as subsequently amended, with Wells Fargo Bank Texas, National Association, as administrative agent, and other lenders party thereto. In August 2003, we entered into a second amended and restated credit facility with Wells Fargo Bank Texas, National Association, as administrative agent, and the other lenders party thereto, as subsequently amended. The second amended and restated credit facility consists of a $50.0 million revolving credit facility, a $15.0 million term loan facility and a $24.7 million direct pay letter of credit facility. Wells Fargo received customary consideration in connection with these facilities.

      In connection with the closing of our planned initial public offering, we will enter into a $125.0 million (plus up to an additional $25.0 million on a best efforts basis) amended and restated credit facility with Wells Fargo. Wells Fargo will receive customary consideration in connection with this agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — New Credit Facility.”

Relationship among Officers

      Mr. Tom J. Fatjo, Jr., our chairman of the board and chief executive officer, is the father of Mr. Tom J. Fatjo, III, our senior vice president — finance and secretary. Mr. Fatjo, Jr. was paid an aggregate salary and bonus of $300,000, $490,517 and $494,082 for fiscal 2001, 2002 and 2003, respectively. Mr. Fatjo, III was paid an aggregate salary and bonus of $170,625, $306,573 and $308,796 for fiscal 2001, 2002 and 2003, respectively. The foregoing amounts do not include amounts paid on behalf of Mr. Fatjo, Jr. and Mr. Fatjo, III to our 401(k) plan and for health insurance premiums.

PRINCIPAL STOCKHOLDERS

General

      The following table sets forth information as of March 31, 2004, regarding the beneficial ownership of our capital stock prior to the merger and the beneficial ownership of our capital stock after the merger with respect to:

•	each person or group who beneficially owns five percent or more of the outstanding shares of our pre-merger common stock, Series A Preferred Stock or Series B Preferred Stock;

•	each of our directors and named executive officers; and

•	our executive officers and directors as a group.

      Except under applicable community property laws or as otherwise indicated in the footnotes to the table below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned. The address of all directors and executive officers in this table, unless otherwise specified, is c/o WCA Waste Corporation, One Riverway, Suite 1400, Houston, Texas 77056.

							Shares Beneficially
							Owned After the
	Shares Beneficially Owned Prior to the Merger(1)						Merger(1)

	Number of		Number of		Number of
	Shares of		Shares of		Shares of		Number of
	Pre-Merger	Percent	Series A	Percent	Series B	Percent	Shares of	Percent
Name and Address of	Common	of	Preferred	of	Preferred	of	Common	of
Beneficial Owner	Stock	Class	Stock	Class	Stock	Class	Stock	Class

Tom J. Fatjo, Jr.(2)	1,128,114	17.76%	—	—	—	—	693,563	8.67%
Jerome M. Kruszka	598,035	9.42%	—	—	—	—	364,275	4.55%
Charles A. Casalinova	205,511	3.24%	—	—	—	—	126,348	1.58%
Tom J. Fatjo, III(3)	409,494	6.45%	—	—	—	—	251,757	3.15%
Richard E. Bean	136,865	2.15%	—	—	—	—	84,145	1.05%
Roger A. Ramsey	—	—	—	—	—	—	—	—
William P. Esping(4)	1,180,438	18.58%	1,428,572	100%	5,048,077	100%	4,820,904	60.26%
Ballard O. Castleman(4)	44,095	*	29,641	2.07%	19,231	*	59,508	*
Robert P. Lancaster(4)	27,586	*	5,019	*	9,615	*	26,355	*

WCA Partners, L.P.(4)	850,911	13.40%	1,326,095	92.83%	5,048,077	100%	4,547,177	56.84%
EFO Co-Investment Partners	65,756	1.04%	102,478	7.17%	—	—	111,560	1.39%
EFO Holdings, L.P.	104,070	1.64%	—	—	—	—	63,982	*
JBJ Lending Company	100,000	1.57%	—	—	—	—	61,480	*
Kathryn Esping Agency, G.P.	55,258	*	—	—	—	—	33,973	*
2828 Routh Street Suite 500 Dallas, Texas 75201
Total WCA Partners, L.P. and Related Entities(5)	1,175,995	18.51%	1,428,572	100%	5,048,077	100%	4,818,172	60.22%
2828 Routh Street Suite 500 Dallas, Texas 75201
WFC Holdings Corporation	553,555	8.71%	—	—	—	—	340,326	4.25%
420 Montgomery Street San Francisco, California 94163
All directors and executive officers as a group (9 persons)	3,662,900	57.67%	1,428,572	100%	5,048,077	100%	6,343,724	79.29%

*	Represents beneficial ownership of less than one percent.

(1)	Does not include options that cannot be exercised within 60 days.

(2)	Includes 160,000 shares of our pre-merger common stock and 98,368 shares of our post-merger common stock owned by Tom J. Fatjo, Jr. Trust, a trust, 20,000 shares of our pre-merger common stock and 12,296 shares of our post-merger common stock owned by Jacqueline Fatjo 1998 Gift Trust, also a trust, and 20,000 shares of our pre-merger common stock and 12,296 shares of our post-merger common stock owned by Channing Fatjo 1998 Gift Trust, also a trust. Mr. Tom Fatjo, Jr. is the trustee of each of these trusts, and as such, he has voting and investment power over the assets of such trusts, including shares of our pre-merger and post-merger common stock. Also includes 344,000 shares of our pre-merger common stock and 211,491 shares of our post-merger common stock owned by Fatjo WCA Partners, L.P., a limited partnership, controlled by Mr. Tom Fatjo, Jr. Also includes 104,500 shares of our pre-merger common stock and 64,246 shares of our post-merger common stock held by 314 Building Partnership, L.P., a limited partnership, the sole general partner of which is a corporation controlled by Mr. Tom Fatjo, Jr. Also includes 94,552 shares of our pre-merger common stock and 58,130 shares of our post-merger common stock owned by FFAP, Ltd., a limited partnership, the sole general partner of which is a corporation controlled by Mr. Tom Fatjo, Jr.

(3)	Includes 5,000 shares of our pre-merger common stock and 3,074 shares of our post-merger common stock owned by Thomas J. Fatjo, IV Descendant’s Trust, a trust, 5,000 shares of our pre-merger common stock and 3,074 shares of our post-merger common stock owned by Berkeley E. Fatjo Descendant’s Trust, also a trust, 5,000 shares of our pre-merger common stock and 3,074 shares of our post-merger common stock owned by Travis C. Fatjo Descendant’s Trust, also a trust, 5,000 shares of our pre-merger common stock and 3,074 shares of our post-merger common stock owned by Justin D. Ruud Descendant’s Trust, also a trust, and 5,000 shares of our pre-merger common stock and 3,074 shares of our post-merger common stock owned by Landon C. Ruud Descendant’s Trust, also a Trust. Mr. Tom Fatjo, III is the trustee of each of these trusts, and as such, he has voting and investment power over the assets of such trusts, including their shares of our pre-merger and post-merger common stock. Also includes 18,721 shares of our pre-merger common stock and 11,510 shares of our post-merger common stock held by Mr. Tom Fatjo, III as a limited partner of FFAP, Ltd. and 42,570 shares of our pre-merger common stock and 26,172 shares of our post-merger common stock held by Mr. Tom Fatjo, III as a limited partner of Fatjo WCA Partners, L.P.

(4)	For a description of the direct and indirect ownership of WCA Partners, L.P. and related entities and Messrs. Esping, Castleman and Lancaster, please read “— WCA Partners, L.P. and Related Entities” below. Each of the gentlemen disclaims beneficial ownership of the shares reflected above except as described in such section.

(5)	WCA Partners, L.P., EFO Co-Investment Partners, EFO Holdings, L.P., JBJ Lending, Inc. and Kathryn Esping Agency are reflected as “WCA Partners, L.P. and Related Entities” as if they were a group under Section 13(d) of the Securities Exchange Act of 1934, as amended. Please read “— WCA Partners, L.P. and Related Entities” below.

WCA Partners, L.P. and Related Entities

      Immediately prior to the merger:

•	WCA Partners, L.P. owned 850,911 shares (13.40%) of our pre-merger common stock, 1,326,094 shares (92.83%) of our Series A Preferred Stock and 5,048,077 shares (100%) of our Series B Preferred Stock;

•	EFO Co-Investment Partners owned 65,756 shares (1.04%) of our pre-merger common stock and 102,478 shares (7.17%) of our Series A Preferred Stock;

•	EFO Holdings, L.P. owned 104,070 shares (1.64%) of our pre-merger common stock;

•	JBJ Lending Company owned 100,000 shares (1.57%) of our pre-merger common stock; and

•	Kathryn Esping Agency, G.P. owned 55,258 shares (less than 1%) of our pre-merger common stock.

      The general partner of WCA Partners, L.P. holds the voting and investment power on behalf of WCA Partners, L.P. That general partner is also a limited partnership, the general partner of which is a corporation whose officers and directors are not Mr. William Esping or his family, but whose equity owner is a trust controlled by Mr. Esping and his family. The trust has four trustees, including Mr. Esping, his sisters and his mother, approval of three of which is necessary to take action. In “— General,” we attributed beneficial ownership held by each of WCA Partners, L.P., EFO Co-Investment Partners, EFO Holdings, L.P., JBJ Lending Company and Kathryn Esping Agency, G.P. to Mr. Esping because he and various trusts, partnerships, and other entities owned by him and members of his family beneficially own, directly or indirectly, a controlling portion of the equity interests in the general partners of WCA Partners, L.P. and EFO Holdings, L.P. They also own a majority of the direct or indirect equity interests in WCA Partners, L.P., EFO Holdings, L.P., JBJ Lending Company and Kathryn Esping Agency, G.P. and approximately 50% of the equity interests in EFO Co-Investment Partners. He also owns 4,443 shares of our pre-merger common stock and will own 2,732 shares of our post-merger common stock directly and has been granted options with respect to 20,000 shares of our post-merger common stock at the initial public offering price.

      Other persons also directly or indirectly own interests in WCA Partners, L.P., and EFO Holdings, L.P. and EFO Co-Investment Partners, including Messrs. Castleman and Lancaster. Specifically, Messrs. Castleman and Lancaster directly or indirectly own equity interests in WCA Partners, L.P., EFO Holdings, L.P. and EFO Co-Investment Partners and equity interests in the general partners of WCA Partners, L.P. and EFO Holdings, L.P. Together with Mr. Esping and the entities and persons related to the Esping family, they directly or indirectly control a majority of the interests in each of WCA Partners, L.P., EFO Holdings, L.P. and EFO Co-Investment Partners.

      Although Messrs. Esping, Castleman and Lancaster do not, in all instances, have direct voting or investment power over all of the shares attributed to them in the table set forth in “— General,” based on information provided to us by WCA Partners, L.P. and the other entities named above, we believe (i) Mr. Esping and the entities and persons related to the Esping family directly and indirectly beneficially have the ultimate pecuniary interest as to 410,053 shares of our pre-merger common stock, 498,241 shares of Series A Preferred Stock and 3,239,423 shares of Series B Preferred Stock and will have ultimate pecuniary interest as to 2,589,541 shares of our post-merger common stock through the various entities described above, (ii) Mr. Castleman directly and indirectly beneficially has the ultimate pecuniary interest as to 44,095 shares of our pre-merger common stock, 29,641 shares of Series A Preferred Stock and 19,231 shares of Series B Preferred Stock and will have ultimate pecuniary interest as to 59,508 shares of our post-merger common stock through the various entities described above (and he owns 4,443 shares directly), and (iii) Mr. Lancaster directly and indirectly beneficially has the ultimate pecuniary interest as to 27,586 shares of our pre-merger common stock, 5,019 shares of Series A Preferred Stock and 9,615 shares of Series B Preferred Stock and will have ultimate pecuniary interest as to 26,355 shares of our post-merger common stock through the various entities described above.

      Messrs. Esping, Castleman and Lancaster also may hold various positions with one or more of the entities described above.

DESCRIPTION OF CAPITAL STOCK, AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION AND AMENDED AND RESTATED BYLAWS

      The following description of the material terms of our capital stock includes a summary of specified provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, as each will be in effect following the merger. This description is qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are included as exhibits 3.4 and 3.5, respectively, to this information statement/ prospectus and are incorporated in this information statement/ prospectus by reference. See “Comparison of Stockholder Rights” beginning on page 89 for a comparison of the rights of stockholders under our organizational documents as in effect prior to the merger and under our amended and restated organizational documents as in effect following the merger.

Authorized Capital Stock

      We are currently authorized to issue 20 million shares of pre-merger common stock, par value $0.01 per share, and 8 million shares of preferred stock, par value $0.01 per share, of which, 2,150,000 shares have been designated by our board of directors as Series A Preferred Stock and 5,048,077 shares have been designated by our board of directors as Series B Preferred Stock. As a result of the merger, all outstanding shares of our capital stock will be converted in shares of our post-merger common stock. Additionally, as a result of the merger and the amendment and restatement of our certificate of incorporation to be effected as part of the merger, we will be authorized to issue 25 million shares of post-merger common stock, the certificate of designation creating our Series A Preferred Stock and Series B Preferred Stock will be eliminated and we will be authorized to issue 8,000,000 shares of preferred stock, the designations, powers, preferences and rights of which, and the qualifications, limitations and restrictions of which, may be fixed by our board of directors from time to time without any further action by our stockholders.

      As of March 31, 2004, we had 100 holders of our pre-merger common stock, two holders of our Series A Preferred Stock and one holder of our Series B Preferred Stock. Upon consummation of the merger, there will be 8,000,316 shares of post-merger common stock outstanding.

Common Stock

      Each share of post-merger common stock entitles the holder to one vote on all matters presented to the stockholders for a vote. Because holders of post-merger common stock do not have cumulative voting rights, the holders of a majority of the shares of post-merger common stock can elect all of the members of the board of directors standing for election. Subject to any prior rights of outstanding preferred stock, the holders of post-merger common stock are entitled to receive dividends as may be declared by the board of directors and to receive pro rata all of our assets available for distribution to our stockholders. The post-merger common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the post-merger common stock. All outstanding shares of post-merger common stock are fully paid and non-assessable.

Preferred Stock

      We have authorized 8,000,000 shares of preferred stock, par value $0.01 per share, none of which will be issued or outstanding after the merger. Subject to the provisions of our amended and restated certificate of incorporation and limitations prescribed by law, the board of directors has the authority to issue our authorized shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be superior to those of post-merger common stock, without further vote or action by the stockholders. We have no present plans to issue any shares of preferred stock.

      One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result, protect the continuity of our management. The issuance of shares of the preferred stock under the board of directors’ authority described above may adversely affect the rights of the holders of post-merger common stock. For example, preferred stock issued by us may rank prior to the post-merger common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of post-merger common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the post-merger common stock or may otherwise adversely affect the market price of the post-merger common stock.

      Our board of directors is authorized to create and issue, whether or not in connection with the issuance and sale of any of our stock or other securities, rights entitling the holders of those rights to purchase our shares of capital stock or other of our securities. The times at which and the terms upon which the rights are to be issued will be determined by our board of directors and set forth in the contracts or instruments that evidence the rights.

Description of Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

      Written Consent of Stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

      Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws grant our board the power to adopt, alter, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, alter, amend or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

      Special Meetings of Stockholders. Our bylaws preclude the ability of our stockholders to call special meetings of stockholders or to require the board of directors or any officer to call such a meeting or to propose business at such a meeting.

      Other Limitations on Stockholder Actions. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. In addition, the ability of our stockholders to remove directors without cause is precluded.

      Limitation of Liability of Officers and Directors. Our amended and restated certificate of incorporation provides that to the fullest extent permitted under the Delaware General Corporation Law, no director or officer shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer.

      The effect of these provisions is to eliminate our rights and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, as applicable, including breaches resulting from grossly negligent behavior.

      Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. The provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our post-merger common stock and, as a consequence, they also may inhibit fluctuations in the market price of our post-merger common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

      Business Combination Under Delaware Law. We are subject to Delaware’s anti-takeover law, which is Section 203 of the Delaware General Corporation Law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in some business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law does not include interested stockholders prior to the time our post-merger common stock is listed on the NASDAQ National Market in connection with our planned initial public offering of our post-merger common stock. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our post-merger common stock. With approval of our stockholders, we could amend our amended and restated certificate of incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between us and any person who became an interested stockholder on or prior to the adoption of the amendment.

COMPARISON OF STOCKHOLDER RIGHTS

Comparison of Currently Outstanding Capital Stock to Post-Merger Common Stock

      The following table compares our classes of preferred stock (Series A and Series B Preferred Stock) to our post-merger common stock. Because the rights of holders of our pre-merger common stock are substantially the same as the rights of holders of post-merger common stock, a separate column for the pre-merger common stock has been omitted.

Series A Preferred Stock	Series B Preferred Stock	Post-Merger Common Stock

Public Market
None	None	Application will be made to list the post-merger common stock on the Nasdaq Stock Market.
Voting Rights of Stockholders

The holders of Series A Preferred Stock are entitled to vote on any matter put to a vote or written consent of the holders of pre-merger common stock as if each share of Series A Preferred Stock had been converted into one-half ( 1/2) share of pre-merger common stock	The holders of Series B Preferred Stock are entitled to vote on any matter put to a vote or written consent of the holders of pre- merger common stock as if each share of Series B Preferred Stock had been converted into one share of pre-merger common stock.	The holders of post-merger common stock are entitled to one vote per share on all matters voted upon by stockholders.
As long as there are more than 500,000 shares (subject to adjustment for any reclassification, subdivision or combination of such shares) of	As long as there are more than 1,350,000 shares (subject to adjustment for any reclassification, subdivision or combination of such shares) of

Series A Preferred Stock	Series B Preferred Stock	Post-Merger Common Stock

Series A Preferred Stock outstanding, the holders of Series A Preferred Stock, voting separately as a class:

• have the right to elect two directors, referred to as Series A Preferred directors;

• have the sole right to remove a Series A Preferred director by the vote of the holders of a majority of the outstanding shares of Series A Preferred Stock;

• may fill any vacancy left by, or elect a successor to replace, a Series A Preferred director; and

• have the right to require us, upon the written request of the holders of 15% or more of the outstanding shares of Series A Preferred Stock, to call a special meeting of the holders of Series A Preferred Stock for the purpose of electing a Series A Preferred director.

At any meeting held for the purpose of electing Series A Preferred directors, the presence, in person or by proxy, of the holders of at least 33 1/3% of the outstanding shares of Series A Preferred Stock will constitute a quorum.
Series B Preferred Stock outstanding, the holders of Series B Preferred Stock, voting separately as a class:

• have the right to elect two directors, referred to as Series B Preferred directors;

• have the sole right to remove a Series B Preferred director by the vote of the holders of a majority of the outstanding shares of Series B Preferred Stock;

• may fill any vacancy left by, or elect a successor to replace, a Series B Preferred director; and

• have the right to require us, upon the written request of the holders of 20% or more of the outstanding shares of Series B Preferred Stock, to call a special meeting of the holders of the Series B Preferred Stock for the purpose of electing a Series B Preferred director.

At any special meeting held for the purpose of electing Series B Preferred directors, the presence, in person or by proxy, of the holders of at least 20% of the issued and outstanding shares of Series B Preferred Stock will constitute a quorum.

We may not, without the approval of the holders of a majority of the outstanding shares of Series A Preferred Stock (or, except for the last bullet point below, the unanimous consent of the Series A Preferred directors):

• repurchase or redeem any shares of pre-merger common stock or junior preferred stock,
• amend the designations of the Series A Preferred Stock,

• except for up to 650,000 shares that may be issued to a particular individual named in the certificate of designation that created the Series A

Series A Preferred Stock	Series B Preferred Stock	Post-Merger Common Stock

Preferred Stock, or his designee, authorize or issue any additional shares of Series A Preferred Stock,

• create any class of stock ranking as to distribution of assets, senior to, or on parity with, the Series A Preferred Stock, or

• with specified exceptions, create any class of stock ranking as to voting or dividends senior to, or on parity with, the Series A Preferred Stock.

Actions Requiring Special Approval of Specific Directors

So long as at least 500,000 shares (subject to adjustment for any reclassification, subdivision or combination of shares) of Series A Preferred Stock remain outstanding, our day-to-day operations are to be managed by a four-member executive committee of the board of directors, two members of which are to be Series A Preferred directors.

In addition, we may not, without either the unanimous consent of the Series A Preferred directors or the approval of the holders of a majority of the outstanding shares of Series A Preferred Stock, take the actions described in “— Voting Rights of Stockholders” above.	So long as at least 1,350,000 shares (subject to adjustment for any reclassification, subdivision or combination of shares) of Series B Preferred Stock remain outstanding, we may not, without the prior approval of a majority of the Series B directors (except in accordance with an agreed upon budget):

• create or issue any new class of securities senior to or in parity with the Series B Preferred Stock;

• amend the designations of the Series B Preferred Stock;

• increase or decrease the authorized number of shares of Series B Preferred Stock;

• amend our certificate of incorporation, bylaws or any stockholder or voting agreements with one or more of our stockholders;

• increase or decrease the number of directors above or below five, or remove a director;

• incur or refinance any indebtedness with a principal amount and interest greater than $1,000,000;

	• dispose of all or substantially all of the our property or business or merge or consolidate with any other entity (other than a	Not applicable.

Series A Preferred Stock	Series B Preferred Stock	Post-Merger Common Stock

wholly-owned subsidiary);

• dispose of any assets having a book value or fair market value in excess of $1,000,000.00;

• acquire another entity or business;

• acquire any assets in excess of $500,000.00;

• adopt and implement the annual budget, or amend or change the budget once it is approved;

• incur any expenses or make any expenditures that exceed the annual amounts in the budget by 5% or more;

• change the compensation of any employee who is currently paid a base salary of at least $100,000, including any grant or other issuance of securities and the payment of bonuses;

• amend our stock option plan; or

• change the employment contracts or terms of employment applicable to Tom J. Fatjo, Jr., Jerome Kruszka, Charles Casalinova or Tom J. Fatjo, III.
In addition, so long as the approval requirements described above are in effect, we must prepare an annual budget and present the budget to the Series B directors for their review and approval. Once the budget is approved by the Series B directors, the budget is binding on us.
Conversion Into Common Stock

Shares of Series A Preferred Stock are convertible, at the option of the holder, at any time on or before the 60th day prior to the occurrence of

• the closing of a public offering of our common stock pursuant to an effective registration statement,

• the completion of a merger,	Shares of Series B Preferred Stock are convertible, at the option of the holder, at any time after the date of issuance.

Any outstanding shares of Series B Preferred Stock will be automatically convertible upon the occurrence of

	• the closing of a public offering of our common stock pursuant	Not applicable.

Series A Preferred Stock	Series B Preferred Stock	Post-Merger Common Stock

reorganization or consolidation of the corporation with any operating entity, whether or not we are the surviving entity, if following such transaction more than 50% of the combined voting power of the then outstanding voting securities of the surviving entity is not beneficially owned by the persons who were the beneficial owners of at least 50% of our outstanding voting securities immediately prior to such transaction or

• the voluntary sale of all or substantially all of the assets of the Corporation (each a “Series A Conversion Event”),

into such number shares of common stock as is determined by dividing $3.50 by the Voluntary Series A Conversion Price, which is currently $4.15, subject to adjustment under the circumstances specified in the preferred stock designation for the Series A Preferred Stock.

The Series A Preferred Stock will be automatically convertible, upon the occurrence of one of the events listed in the bullet points above, into such number of shares of common stock as is determined by dividing $3.50 by the Automatic Series A Conversion Price, which is currently $3.10, subject to adjustment under the circumstances described in the preferred stock designation for the Series A Preferred Stock.
to an effective registration statement, in which (i) the offering price equals or exceeds $6.00 per share and (ii) the aggregate gross proceeds received by us and/or the selling stockholders equals or exceeds $24 million,

• the completion of a merger, reorganization or consolidation with any operating entity, whether or not we are the surviving entity, if following such transaction more than 50% of the combined voting power of the outstanding voting securities of the surviving entity is not beneficially owned by the persons who were the beneficial owners of at least 50% of our outstanding voting securities immediately prior to such transaction or

• The voluntary sale of all or substantially all of our assets,

into such number of shares of common stock as is determined by dividing $2.60 by the Series B Conversion Price, which is currently $2.60, subject to adjustment under the circumstances described in the preferred stock designation for the Series B Preferred Stock.
Liquidation Rights

In the event of our liquidation, dissolution or winding up, each holder of Series A Preferred Stock will be entitled to receive payment out of our net assets of $3.50 for each share of Series A Preferred Stock, before any distribution or payment to the holders of pre-merger common stock or any junior preferred	With respect to distributions upon our liquidation, dissolution or winding up, the Series B Preferred Stock rank senior to the Series A Preferred Stock, to the pre-merger common stock and to each other class of capital stock or series of preferred stock the terms of which do not expressly provide that it ranks	In the event of our voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of our debts and other liabilities and subject to the preferential or other rights of holders of preferred stock, the holders of shares of post-merger common stock are entitled to receive all

Series A Preferred Stock	Series B Preferred Stock	Post-Merger Common Stock

stock. If our net assets are not sufficient to pay in full the liquidation payments to the holders of Series A Preferred Stock, then such consideration will be distributed pro rata in proportion to the number of shares of Series A Preferred Stock held by them.
senior to, or on a parity with, the Series B Preferred Stock.

	In the event of our liquidation, dissolution or winding, each holder of Series B Preferred Stock will be entitled to receive payment out of our net assets of $2.60 for each share of Series B Preferred Stock, before any distribution or payment to the holders of pre-merger common stock, Series A Preferred Stock or any other preferred stock junior to the Series B Preferred Stock. If our net assets are not sufficient to pay in full the liquidation payments to the holders of Series B Preferred Stock, then such consideration will be distributed pro rata in proportion to the number of shares of Series B Preferred Stock held by them.	remaining assets available for distribution to our stockholders, ratably in proportion to the number of shares of post-merger common stock held by them.
Dividends

The holders of Series A Preferred Stock are entitled to receive dividends when dividends are declared by the board of directors with respect to the pre-merger common stock as if each share of Series A Preferred Stock had been converted into one share of pre-merger common stock immediately prior to the record date established with respect to such dividend.	The holders of Series B Preferred Stock are entitled to receive dividends when dividends are declared by the board of directors with respect to the pre-merger common stock as if each share of Series B Preferred Stock had been converted into one share of pre-merger common stock immediately prior to the record date established with respect to such dividend.	Subject to the prior rights and preferences applicable to shares of preferred stock of any series, the holders of shares of post- merger common stock are entitled to receive such dividends as may be declared by the board of directors out of any funds legally available for the payment of dividends.

Comparison of Charter and Bylaw Provisions

      In accordance with the merger agreement, at the effective time of the merger, the holders of our currently outstanding pre-merger common stock, Series A Preferred Stock and Series B Preferred Stock will exchange their respective shares for our post-merger common stock. The rights of the holders of our post-merger common stock will be governed by Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws. The following is a comparison of the material rights of holders of our pre-merger common stock, our Series A Preferred Stock and our Series B Preferred Stock as compared to holders of our post-merger common stock following the merger.

      Our amended and restated certificate of incorporation and amended and restated bylaws are included as exhibits 3.4 and 3.5, respectively, to this information statement/ prospectus, and are incorporated herein by reference.

      Copies of our pre-merger certificate of incorporation and bylaws and our pre-merger certificate of designation for our preferred stock are attached as exhibits 3.1, 3.2 and 3.3, respectively, to this information statement/ prospectus, and are incorporated herein by reference. See “References to Additional Information” on the inside front cover of this document and “Where You Can Find More Information” on page 106. The following description does not purport to be complete and is qualified by reference to the applicable organizational documents.

	Pre-Merger Charter and Bylaws	Post-Merger Charter and Bylaws

Authorized Capital Stock

Shares Authorized	28 million, of which 20 million are shares of common stock, par value $0.01 per share, and 8 million are shares of preferred stock, par value $0.01 per share.	33 million, of which 25 million are shares of common stock, par value $0.01 per share, and 8 million are shares of preferred stock, par value $0.01 per share.

Preferred Stock	The certificate of incorporation provides that the board of directors may authorize the issuance of preferred stock from time to time in one or more series and to establish the number of shares and the designations, preferences and rights of such series.	Same as pre-merger certificate of incorporation.
Board of Directors

Size of Board	Certificate of incorporation provides that the number of director will be specified in the bylaws, which provide that the number of directors may not be less than one and that the number of directors may be increased or decreased from time to time by the vote of a majority of the directors then in office.	Same as pre-merger certificate of incorporation and bylaws, except that amended and restated certificate of incorporation and bylaws provide that the board of directors must have at least 3 members.

Qualifications of Directors	Not addressed.	The amended and restated bylaws provide that directors need not be stockholders or residents of the State of Delaware. Each director must be at least 21 years of age.

Removal of Directors	The certificate of incorporation provides that the board of directors may, by majority vote of the directors then in office, remove a director for cause. The owners of a majority of the outstanding shares of capital stock may remove any director or the entire board of directors, with or without cause, either by a vote at a special meeting or an annual meeting, or by written consent.	The amended and restated certificate of incorporation provides that no director may be removed before the expiration of his term of office except for cause and then only by the affirmative vote of the holders of not less than a majority of the voting power of all outstanding voting stock, voting together as a single class. The board of directors may not remove any

	Pre-Merger Charter and Bylaws	Post-Merger Charter and Bylaws

director. No recommendation by the board that a director be removed may be made to the stockholders unless such recommendation is set forth in a resolution adopted by the vote of not less than 66 2/3% of the number of directors then in office.

Cumulative Voting	Stockholders do not have the right to cumulate votes for the election of directors.	Same as pre-merger certificate of incorporation.

Classes of Directors	None	None

Vacancies on the Board	The bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors, although less than a quorum, except where vacancies have been created by the removal of directors by the owners of a majority of the outstanding shares of capital stock. In that event, the resulting vacancies will be filled by the owners of the majority of the outstanding shares of capital stock.	The amended and restated certificate of incorporation provides that any vacancy resulting from the death, resignation or removal of a director or from an increase in the number of directors may be filled only by a majority (or such higher percentage as may be specified in the bylaws) of the directors then in office (though less than a quorum), or by the sole remaining director. Stockholders do not have the right to fill vacancies on the board of directors unless the preferred stock designation creating any series of preferred stock entitles the holders of such preferred stock to elect additional directors under specified circumstances.

Board Quorum and Vote Requirements	The bylaws provide that a majority of the directors will constitute a quorum for the transaction of business at any meeting of the board of directors, and that the act of a majority of the directors present at any meeting at which there is a quorum will be the act of the board.	Same as pre-merger bylaws, except that the amended and restated bylaws expressly provide that a meeting of the board of directors at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of directors, but that no action of the remaining directors will constitute the act of the board unless the action is approved by at least a majority of the required quorum for the meeting or such greater number of directors as required by applicable law, the charter or the bylaws.
Stockholder Meetings

Notice	The bylaws provide that notice of any annual or special meeting	Same as pre-merger bylaws, except that the amended and

Pre-Merger Charter and Bylaws	Post-Merger Charter and Bylaws

must be served upon or mailed to each stockholder entitled to vote at the meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.	restated bylaws expressly provide, as more specifically explained in the amended and restated bylaws, that notice will be effective if given by a form of electronic transmission consented to by the stockholders to whom the notice is given but that any such consent is revocable by the stockholder by written notice to us and will also be deemed revoked if (1) we are unable to deliver by electronic transmission two consecutive notices in accordance with such consent and (2) such inability becomes known to our Secretary or Assistant Secretary, the transfer agent or other person responsible for the giving of notice.

Special Meetings	The bylaws provide that special meetings of stockholders may be called by the chairman of the board, the president or the board of directors, and will be called by the president or secretary at the request in writing of the stockholders owning one-third of the outstanding shares of capital stock of the company. Such request will state the purpose of the proposed meeting, and any purpose so stated will be conclusively deemed to be a “proper” purpose.	The amended and restated certificate of incorporation provides that meetings of the stockholders (whether annual or special) may only be called by the board of directors or by officers authorized by the board. Stockholders are not entitled to call any meeting of stockholders or to require the board of directors or any officer to call a meeting of stockholders, except as otherwise expressly provided in the preferred stock designation creating any series of preferred stock.

The amended and restated bylaws provide that special meetings of stockholders may be called at any time by the chairman of the board or the chief executive officer and that a special meeting must be called by our secretary within 10 days after the written request, or by resolution adopted by the affirmative vote, of a majority of the total number of directors then in office. Except as provided by applicable law, the bylaws or the certificate of incorporation, stockholders are not entitled to call a special meeting of stockholders or to require the board of directors or any officer to call such a meeting or to

	Pre-Merger Charter and Bylaws	Post-Merger Charter and Bylaws

propose business at such a meeting.

Stockholder Meeting Quorum Requirements	The bylaws provide that the holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, represented in person or by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. The stockholders present may adjourn the meeting despite the absence of a quorum.	Same as pre-merger bylaws, except that the amended and restated bylaws expressly provide that if a quorum is present at any meeting of stockholders, such quorum will not be broken by the withdrawal of stockholders, and the remaining stockholders may continue to transact business until adjournment. If a quorum is not present at any meeting of stockholders, the holders of a majority of the voting stock represented at such meeting or, if no stockholder entitled to vote is present at such meeting, any officer may adjourn the meeting from time to time until a quorum is present. The chairman of any meeting of stockholders will have the right, acting in his sole discretion, to adjourn such meeting from time to time.

Action by Written Consent	The certificate of incorporation provides that any action that may be taken at a special or annual meeting of stockholders may be taken by the written consent of stockholders who would have been entitled to vote upon the action at a meeting and who own not less than the number of shares required to be voted with respect to the proposed action. Prompt notice must be given to all stockholders of the taking of such corporate action without a meeting if less than unanimous written consent of all stockholders who would have been entitled to vote on the action if a meeting were held is obtained.	The amended and restated certificate of incorporation provides that stockholders may not act by written consent and that no action may be taken by the stockholders except at an annual or special meeting of stockholders.

Stockholder Proposals	Not addressed.	The amended and restated bylaws provide that, subject to such conditions, restrictions and limitations any may be imposed by the board of directors, business may be brought before an annual meeting of stockholders by any stockholder who is a stockholder of record, who is entitled to vote at the meeting and who complies with the procedures and deadlines set

Pre-Merger Charter and Bylaws	Post-Merger Charter and Bylaws

forth in the bylaws.

Stockholder Nominations	Not addressed.	The amended and restated bylaws provide that nominations of persons for election to the board at an annual meeting (or special meeting of stockholders at which directors will be elected) may be made by any stockholder who is a stockholder of record, who is entitled to vote for the election of directors at the meeting, who satisfies the eligibility requirements (if any) set forth in the certificate of incorporation and who complies with the procedures and deadlines set forth in the bylaws. However, stockholders may not nominate persons for election to the board at any special meeting unless the business to be transacted at such special meeting, as set forth in the notice of such meeting, includes the election of directors.

The amended and restated bylaws also provide that nominations will be made by the board of directors with the approval of a majority of the independent directors.
Takeover Restrictions
Under Delaware law, we are prohibited, for a three-year period following the time a stockholder becomes an interested stockholder, from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who is affiliate or associate of the corporation and within a three-year period did own, 15% or more of our voting stock, unless:

• prior to the time the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

• the interested stockholder owned at least 85% of our	Same as pre-merger certificate of incorporation and bylaws.

Pre-Merger Charter and Bylaws	Post-Merger Charter and Bylaws

voting stock, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or
at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of our outstanding voting stock, excluding shares held by that interested stockholder.
Amendments to Organizational Documents

Certificate of Incorporation	Under Delaware law, any amendment to the certificate of incorporation must be approved by the board of directors and a majority of the outstanding stock entitled to vote, and a majority of the outstanding stock of each class entitled to vote as a class.	The amended and restated certificate of incorporation provides that the approval of the holders of 66 2/3% in voting power of all outstanding shares of capital stock, voting together as a single class, is required in order to amend the provisions in the certificate of incorporation relating to:

• amendment of the certificate of incorporation,

• the number and term, limitation of personal liability, nomination and election, removal, vacancies, and rights of preferred stockholders with respect to, directors,

• amendment of the bylaws,

• actions and meetings of stockholders and

• indemnification and insurance.

Any amendment or repeal of the provisions relating to the limitation of personal liability, indemnification or insurance for directors or other persons will not adversely affect any right or protection for any act or omission occurring prior to such amendment or repeal. No preferred stock designation may be amended after the issuance of any shares of the series of preferred stock created thereby, except in accordance with the terms of such preferred stock

	Pre-Merger Charter and Bylaws	Post-Merger Charter and Bylaws

designation and the requirements of applicable law.

Bylaws	The certificate of incorporation provides that the board of directors may adopt, amend or repeal the bylaws or adopt new bylaws, without any action on the part of the stockholders, except with respect to bylaw provisions which have been adopted, amended, or repealed by the stockholders. Any bylaws adopted or amended by the directors may be amended, altered, or repealed by the stockholders.	The amended and restated certificate of incorporation and the amended and restated bylaws provide that bylaws may be adopted, altered, amended or repealed by the vote of a majority of the directors then in office. Stockholders have the power to alter, amend, expand or repeal the bylaws but only by the affirmative vote of the holders of not less than 66 2/3% in voting power of all outstanding shares of capital stock entitled to vote at an election of directors, voting together as a single class.
Limitation of Liability and Indemnification

Limitation of Liability	The certificate of incorporation provides that a director will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for such liability as is expressly not subject to limitation under the Delaware General Corporation Law (“DGCL”).	The amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no person who is or was a director of the corporation will be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. In addition, no amendment to or repeal of this charter provision will apply to or have any effect on the liability of any director for or with respect to acts or omissions occurring prior to such amendment or repeal.

Indemnification	The certificate of incorporation provides that the corporation will, to the fullest extent permitted by law, indemnify any and all officers and directors of the corporation, and may, to the fullest extent permitted by law or to such lesser extent as is determined in the discretion of the board of directors, indemnify any and all other persons whom it has power to indemnify, from and against all expenses, liabilities or other matters arising out of their status as such or their acts, omissions or services rendered in such capacities.	The amended and restated certificate of incorporation provides that the corporation will indemnify, to the fullest extent permitted by applicable law, each person who is or was a director or officer, and may indemnify each employee and agent of the corporation and all other persons whom the corporation is authorized to indemnify under the provisions of the DGCL, from and against all expenses, liabilities or other matters arising out of or in any way related to their status as such or their acts, omissions or services rendered in such capacities.

Listing

      In connection with our planned initial public offering of our post-merger common stock, we have applied to list the post-merger common stock for quotation on the NASDAQ National Market under the symbol “WCAA.”

Registrar and Transfer Agent

      The registrar and transfer agent for the post-merger common stock is Continental Stock Transfer & Trust Company of New York, New York, and its telephone number is (212) 509-4000.

SHARES ELIGIBLE FOR FUTURE SALE

Shares Outstanding and Freely Tradeable After Merger and Planned Initial Public Offering

      Prior to the merger and the consummation of the initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, there has not been and will not be any public market for our pre-merger or post-merger common stock, and we cannot predict what effect, if any, market sales of shares of post-merger common stock or the availability of shares of post-merger common stock for sale will have on the market price of our post-merger common stock. Nevertheless, sales of substantial amounts of our post-merger common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our post-merger common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

      Upon completion of the merger and our planned initial public offering, based on the number of shares of pre-merger common stock outstanding at March 31, 2004, we will have                      shares of post-merger common stock outstanding (                      shares if the underwriters exercise their over-allotment option). Up to                     of the shares of post-merger common stock for sale in the planned initial public offering are reserved for purchase by persons designated by us through a reserved share program. The                      shares of post-merger common stock to be sold by us in the planned initial public offering and all shares sold by the selling stockholders will be freely tradable without restriction or limitation under the Securities Act of 1933, as amended, except for any such shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act. Shares of post-merger common stock held by our affiliates may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The remaining                      shares of our post-merger common stock outstanding upon completion of the merger and our planned initial public offering are restricted securities, as defined under Rule 144 and may not be sold publicly unless they are registered or are sold pursuant to Rule 144 or Rule 144(k) under the Securities Act as summarized below.

Rule 144

      In general, under Rule 144 under the Securities Act, as currently in effect, beginning 90 days after the date of the planned initial public offering, a person, including an affiliate, who has beneficially owned restricted securities for at least one year would be entitled to sell in any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our post-merger common stock, or approximately shares after the planned initial public offering; or

•	the average weekly trading volume of our post-merger common stock reported through the automated quotation system of NASDAQ during the four calendar weeks preceding the date on which notice of such sale is filed on Form 144.

      Sales under Rule 144 also are subject to specific manner of sale requirements, notice requirements and the availability of current public information about us.

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Lock-Up Agreements

      In connection with the planned initial public offering, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our post-merger common stock or securities convertible into or exchangeable or exercisable for any shares of our post-merger common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., the lead underwriter in the planned initial public offering, for a period of 180 days after the date of the prospectus filed as part of the registration statement on Form S-1, except issuances pursuant to the exercise of employee stock options and warrants pursuant to our stock incentive plans.

      Our officers, directors and all selling stockholders in the planned initial public offering have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our post-merger common stock or securities convertible into or exchangeable or exercisable for any shares of our post-merger common stock beneficially owned by them (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended), except for shares sold in the planned initial public offering by the selling stockholders, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our post-merger common stock, whether any of these transactions are to be settled by delivery of our post-merger common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Friedman, Billings, Ramsey & Co., Inc. for a period of 180 days after the date of the prospectus filed as part of the registration statement on Form S-1.

Stock Plan Registration Statement

      We intend to file a registration statement under the Securities Act covering approximately 1,000,000 shares of our post-merger common stock reserved for issuance under the 2004 WCA Waste Corporation Incentive Plan. This registration statement is expected to be filed shortly after the date of the prospectus filed as part of the registration statement on Form S-1 and will automatically become effective upon filing. Accordingly, shares registered under the registration statement will be available for sale in the open market, unless these shares are subject to vesting restrictions, Rule 144 limitations applicable to affiliates or the lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

TO STOCKHOLDERS

      This discussion of the anticipated material United States federal income tax consequences of the merger to holders of pre-merger common stock, Series A Preferred Stock or Series B Preferred Stock is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to WCA Waste Corporation stockholders that hold pre-merger common stock, Series A Preferred Stock or Series B Preferred Stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code. Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular stockholder in light of its personal circumstances or to stockholders subject to special treatment under United States federal income tax laws, including:

•	banks or trusts;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currency;

•	investors in pass-through entities;

•	foreign persons;

•	stockholders who received pre-merger common stock through the exercise of warrants, employee stock options, through a tax-qualified retirement plan or otherwise as compensation; and

•	stockholders who hold pre-merger common stock, Series A Preferred Stock or Series B Preferred Stock as apart of a hedge, straddle or conversion transaction.

      In addition, the discussion does not address any state, local or foreign tax consequences of the merger.

      Each holder of pre-merger common stock, Series A Preferred Stock or Series B Preferred Stock is urged to consult its own tax advisor with respect to the particular tax consequences of the merger to such holder.

      The merger of WCA Waste Corporation and WCA Merger II Corporation is intended to qualify as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. As a result of the merger qualifying as a “reorganization:”

•	no gain or loss will be recognized by WCA Waste Corporation or WCA Merger II Corporation as a result of the merger;

•	no gain or loss will be recognized by a holder of pre-merger common stock, Series A Preferred Stock or Series B Preferred Stock on the conversion of that stock into post-merger common stock pursuant to the merger;

•	a holder’s tax basis in each share of post-merger common stock received pursuant to the merger in respect of shares of pre-merger common stock will be equal to approximately times the holder’s tax basis of each share of pre-merger common stock converted, and therefore, if a holder holds shares of pre-merger common stock with different tax bases, such holder will also have different tax bases in the shares of post-merger common stock received;

•	a holder’s tax basis in each share of post-merger common stock received pursuant to the merger in respect of shares of Series A Preferred Stock will be equal to approximately times the holder’s tax basis of each share of Series A Preferred Stock converted, and therefore, if a holder holds shares of Series A Preferred Stock with different tax bases, such holder will also have different tax bases in the shares of post-merger common stock received;

•	a holder’s tax basis in each share of post-merger common stock received pursuant to the merger in respect of shares of Series B Preferred Stock will be equal to approximately times the holder’s tax basis of each share of Series B Preferred Stock converted, and therefore, if a holder holds shares of Series B Preferred Stock with different tax bases, such holder will also have different tax bases in the shares of post-merger common stock received;

•	a holder’s holding period in each share of post-merger common stock received pursuant to the merger will include the holding period during which such holder held the stock surrendered in exchange therefor.

      A holder of pre-merger common stock, Series A Preferred Stock or Series B Preferred Stock receiving post-merger common stock as a result of the merger may be required to retain records related to such holder’s pre-merger common stock, Series A Preferred Stock or Series B Preferred Stock, as applicable, and file with its federal income tax return a statement setting forth facts relating to the merger.

LEGAL MATTERS

      Andrews Kurth LLP, Houston, Texas, has acted as our counsel in connection with the merger and related initial public offering and has passed upon certain legal matters for us.

EXPERTS

      The consolidated financial statements of WCA Waste Systems, Inc. and Subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been included in this information statement/ prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 financial statements refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, and the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” on January 1, 2003.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-4, including exhibits, under the Securities Act relating to the post-merger common stock we are issuing in connection with the merger. This information statement/ prospectus, which constitutes a part of the registration statement, does not contain all of the information found in the registration statement and its exhibits. Statements in this information statement/ prospectus which summarize contracts, agreements or other documents are not necessarily complete, and in each case you should refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. You may read and copy the registration statement, including the exhibits, and reports or other information we may file with the SEC at the SEC’s public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain further information on the operation of the public reference room. In addition, the registration statement, including the exhibits, and our other public filings can be obtained from the SEC’s Internet website at www.sec.gov.

      Upon completion of the merger and the initial public offering of our post-merger common stock we intend to conduct shortly after the merger pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission on March 9, 2004, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. These reports and other information may be inspected and copied at the public reference room maintained by the SEC or obtained from the SEC’s Internet website as provided above. Our website on the Internet is located at

www.wcawaste.com, and we expect to make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with or furnished to the SEC available, free of charge, on or through our website, as soon as reasonably practicable after those reports are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this information statement/ prospectus and does not constitute a part of this information statement/ prospectus.

      We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report

The Board of Directors

WCA Waste Systems, Inc.:

We have audited the accompanying consolidated balance sheets of WCA Waste Systems, Inc. (the Company) and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the years in the three-year period ending December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WCA Waste Systems, Inc. and subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ending December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, and effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”.

/s/ KPMG LLP

Houston, Texas

March 9, 2004

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2003

(in thousands, except share data)

			Pro Forma
	2002	2003	2003

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$—	105	105
Accounts receivable, net of allowance for doubtful accounts of $239 and $177	6,059	5,170	5,170
Prepaid expenses and other	8,281	5,246	5,246

Total current assets	14,340	10,521	10,521
Property and equipment, net	67,555	70,726	70,726
Goodwill, net	35,017	29,843	29,843
Deferred financing costs, net	1,658	1,860	1,860
Restricted cash	677	—	—
Other assets	3,421	3,735	3,735

Total assets	$122,668	116,685	116,685

Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$4,208	3,635	3,635
Accrued liabilities	5,984	4,290	4,290
Interest rate swap	1,541	14	14
Note payable	2,645	903	903
Current maturities of long-term debt	3,602	4,004	4,004
Contingent contribution obligation	—	—	20,000

Total current liabilities	17,980	12,846	32,846
Long-term debt, less current maturities and discount	66,168	65,353	65,353
Accrued closure and post-closure liabilities	6,269	3,005	3,005
Deferred tax liabilities	1,568	3,287	3,287
Other liabilities	390	—	—

Total liabilities	92,375	84,491	104,491
Stockholder’s equity:
Common stock, $0.01 par value per share. Authorized 10,000 shares; issued and outstanding 1,000 shares	—	—	—
Additional paid-in capital	28,133	24,299	4,299
Retained earnings	2,160	7,895	7,895

Total stockholder’s equity	30,293	32,194	12,194
Commitments and contingencies

Total liabilities and stockholder’s equity	$122,668	116,685	116,685

See accompanying notes to consolidated financial statements.

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2001, 2002 and 2003

(in thousands, except share and per share data)

				Pro Forma
	2001	2002	2003	2003

				(unaudited)
Revenue	$57,721	62,162	64,226	64,226

Expenses:
Cost of services	35,841	38,336	41,666	41,666
Depreciation and amortization	6,684	6,229	7,812	7,812
General and administrative:
Stock-based compensation	—	—	1,220	1,220
Other general and administrative	4,135	4,432	3,922	3,922

	46,660	48,997	54,620	54,620

Operating income	11,061	13,165	9,606	9,606

Other income (expense):
Interest expense	(9,388)	(8,499)	(4,157)	(4,157)
Interest income	142	17	5	5
Gain (loss) on sale of assets	(57)	14	28	28
Other income, net	4	6	—	—

	(9,299)	(8,462)	(4,124)	(4,124)

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	1,762	4,703	5,482	5,482
Income tax expense	708	2,106	2,164	2,164

Income from continuing operations before cumulative effect of changes in accounting principles	1,054	2,597	3,318	3,318
Loss from discontinued operations, net of tax	(201)	(816)	(156)	(156)
Gain on disposal of discontinued operations, net of tax	—	—	249	249

Income before cumulative effect of changes in accounting principles	853	1,781	3,411	3,411
Cumulative effect of changes in accounting principles, net of tax	(721)	—	2,324	2,324

Net income	$132	1,781	5,735	5,735

Earnings per share — basic and diluted:
Income from continuing operations before cumulative effect of changes in accounting principles	$1,054	2,597	3,318	0.33
Loss from discontinued operations, net of tax	(201)	(816)	(156)	(0.02)
Gain on disposal of discontinued operations, net of tax	—	—	249	0.03

Income before cumulative effect of changes in accounting principles, net of tax	853	1,781	3,411	0.34
Cumulative effect of changes in accounting principles, net of tax	(721)	—	2,324	0.23

Net income	$132	1,781	5,735	0.57

Weighted average shares outstanding — basic and diluted	1,000	1,000	1,000	10,000,000

Pro forma amounts, assuming the change in accounting principle is applied retroactively and excluding the cumulative effect of change in accounting principle in the year of adoption:
Net income (loss)	$(310)	1,186	3,411	3,411

Net income (loss) per share-basic and diluted	(310)	1,186	3,411	0.34

See accompanying notes to consolidated financial statements.

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholder’s Equity

Years ended December 31, 2001, 2002 and 2003

(in thousands, except share data)

	Common stock		Additional		Total
			paid-in	Retained	stockholder’s
	Shares	Par	capital	earnings	equity

Balance, December 31, 2000	1,000	$—	32,938	247	33,185
Distribution to Parent	—	—	(2,484)	—	(2,484)
Net income	—	—	—	132	132

Balance, December 31, 2001	1,000	—	30,454	379	30,833
Distribution to Parent	—	—	(2,321)	—	(2,321)
Net income	—	—	—	1,781	1,781

Balance, December 31, 2002	1,000	—	28,133	2,160	30,293
Contribution from Parent	—	—	1,309	—	1,309
Distribution to Parent	—	—	(6,363)	—	(6,363)
Non-cash compensation charge	—	—	1,220	—	1,220
Net income	—	—	—	5,735	5,735

Balance, December 31, 2003	1,000	$—	24,299	7,895	32,194

See accompanying notes to consolidated financial statements.

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003

(in thousands)

	2001	2002	2003

Cash flows from operating activities:
Net income	$132	1,781	5,735
Adjustments to reconcile net income to net cash provided in operating activities:
Deferred tax expense	708	2,092	2,163
Prepaid disposal usage	61	97	302
Loss (gain) on sale of assets	57	(14)	(28)
Depreciation and amortization	6,684	6,229	7,812
Deferred financing costs amortization	877	2,951	873
Debt discount amortization	456	719	61
Provision and accretion expense for closure and post-closure obligations	450	253	207
Cumulative effect of change in accounting principle	1,163	—	(3,749)
Interest rate swap	1,349	(971)	(1,527)
Cost of terminated acquisitions	53	9	32
Non-cash compensation charge	—	—	1,220
Noncash expenses relating to discontinued operations	2,897	2,725	1,430
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	3,845	(410)	(372)
Prepaid expenses and other	1,013	(1,251)	1,759
Accounts payable and other liabilities	1,170	(2,087)	(1,620)

Net cash provided by operating activities	20,915	12,123	14,298

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(6,261)	(3,316)	(6,438)
Proceeds from sale of discontinued operations	—	—	9,759
Proceeds from sale of fixed assets	—	149	344
Cost incurred on possible acquisitions	(254)	(12)	(32)
Capital expenditures	(7,670)	(8,826)	(7,273)

Net cash used in investing activities	(14,185)	(12,005)	(3,640)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	9,250	25,000	6,500
Principal payments of note payable	(2,316)	(1,064)	(2,744)
Principal payments on long-term debt	(7,363)	(47,664)	(6,507)
Net change in revolving line of credit	(2,250)	26,360	(848)
(Increase) decrease in restricted cash	378	(675)	677
Distributions and transfers to parent, net	(3,222)	(3,127)	(6,557)
Bank overdraft	—	742	—
Deferred financing costs	(1,519)	(1,416)	(1,074)

Net cash used in financing activities	(7,042)	(1,844)	(10,553)

Net change in cash and cash equivalents	(312)	(1,726)	105
Cash and cash equivalents at beginning of year	2,038	1,726	—

Cash and cash equivalents at end of year	$1,726	—	105

See accompanying notes to consolidated financial statements.

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003
(in thousands)

	2001	2002	2003

Supplemental cash flow information:
Cash paid during the year for:
Interest	$6,614	5,662	4,730
Taxes	—	—	—
Noncash investing and financing activities:
Property and equipment financed by direct debt	396	1,060	448
Issuance of premiums financed by direct debt	1,313	2,703	1,002
Property and equipment distributed to parent	—	—	249
Acquisitions of operations:
Accounts receivable	63	—	—
Property and equipment, net	4,573	857	7,714
Goodwill	3,783	2,794	(119)
Other assets	34	10	—
Debt and liabilities issued or assumed	2,192	345	(152)
Parent contribution	—	—	1,309
Disposal of discontinued operations
Accounts receivable	—	—	(1,261)
Other current assets	—	—	(141)
Property and equipment, net	—	—	(3,903)
Goodwill, net	—	—	(5,055)
Debt and other liabilities	—	—	(995)

See accompanying notes to consolidated financial statements.

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

(1)	Organization and Summary of Significant Accounting Policies

Business

WCA Waste Systems, Inc. and subsidiaries (WCA or the Company) was incorporated in Delaware in September 2000 and is a wholly owned subsidiary of Waste Corporation of America, Inc. (the Parent). The Company was formed for the purpose of acquiring certain solid waste operations in the Central and Southern United States of America effective October 1, 2000. WCA provides integrated nonhazardous solid waste collection, transfer, and disposal services to customers in Alabama, Arkansas, Kansas, Missouri, South Carolina, Texas, and Tennessee.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany balances and transactions. The Company is a wholly-owned subsidiary of the Parent, and the accompanying consolidated financial statements have been prepared on a carve-out basis to represent the net assets and related historical results of the Company as-if it were a stand-alone entity. General, administrative and overhead expenses have been allocated between the Company and the Parent to reflect each entity’s portion of these expenses.

During 2001 and again during 2003, the Parent transferred the operations of certain wholly-owned subsidiaries to the Company for net consideration of $1.3 million and $4.6 million respectively. As such, these transactions have been accounted for as a combination of entities under common control. Accordingly, the assets and liabilities of the transferred subsidiaries have been recorded at their carrying amounts in the accounts of the Parent. These financial statements have been presented as if the transferred subsidiaries had been owned by the Company for all periods presented and the net consideration has been included in distributions to Parent during the actual periods of transfer.

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Restricted Cash

Restricted cash balances of $677 at December 31, 2002 consists principally of remaining project funds of a certain tax-exempt financing held for equipment purchases, permitting, and facility construction of specifically approved projects. These amounts are principally invested in fixed income securities of federal, state, and local governmental entities and financial institutions. At December 31, 2003, there is no remaining balance as all funds were expended on the approved projects.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance, and repairs are charged to expense as incurred.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations as increases or offsets to operating expense for the respective period. Depreciation is provided

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives for significant property and equipment categories are as follows (in years):

Vehicles and equipment	3 to 10
Containers	5 to 12
Buildings and improvements	15 to 25
Computers and software	3 to 5
Furniture and fixtures	3 to 10

Landfill Accounting

Capitalized Landfill Costs

At December 31, 2003, the Company owned and operated five municipal solid waste (MSW) landfills and six construction and demolition debris (C&D) landfills. In addition, the Company owned one MSW landfill and one C&D landfill which are fully permitted but not constructed at December 31, 2003.

Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs. At December 31, 2003 no capitalized interest had been included in capitalized landfill costs, however, in the future interest could be capitalized on landfill construction projects but only during the period the assets are undergoing activities to ready them for their intended use. Capitalized landfill costs are amortized ratably using the units-of-production method over the estimated useful life of the site as airspace of the landfill is consumed. Landfill amortization rates are determined periodically (not less than annually) based on ground surveys and other density measures and estimates made by the Company’s engineers, management and financial personnel.

Total available airspace includes the total of estimated permitted airspace plus an estimate of probable expansion airspace that the Company believes is likely to be permitted. Where the Company believes permit expansions are probable, the expansion airspace, and the projected costs related to developing the expansion airspace are included in the airspace amortization rate calculation. The criteria the Company uses to determine if permit expansion is probable include but are not limited to whether: (i) the Company believes the project has fatal flaws; (ii) the land is owned or controlled by the Company, or under option agreement; (iii) the Company has committed to the expansion; (iv) financial analysis has been completed and the results indicate that the expansion has the prospect of a positive financial and operational impact; (v) personnel are actively working to obtain land use, local and state approvals for an expansion (vi) the Company believes that the permit is likely to be received; and (vii) the Company believes that the timeframe to complete the permitting is reasonable.

The Company may be unsuccessful in obtaining expansion permits for airspace that has been considered permitted. If unsuccessful in obtaining these permits, the previously capitalized costs will be charged to expense.

Closure and Post-Closure Obligations

The Company has material financial commitments for the costs associated with its future obligations for final closure, which is the closure of the landfill and the capping of the final uncapped areas of a landfill and post-closure maintenance of those facilities, which is generally expected to be for a period of up to thirty years for MSW facilities and up to five years for a C&D facilities after final site closure.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

On January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143), which provides standards for accounting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. See “Adoption of New Accounting Standards” for a discussion of the impact of adopting SFAS No. 143. Generally the requirements for recording closure and post-closure obligations under SFAS No. 143 are as follows:

•	Landfill closure and post-closure liabilities are calculated by estimating the total obligation in current dollars. Cost estimates equate the costs of third parties performing the work. Any portion of the estimates which are based on activities being performed internally are increased to reflect a profit margin a third party would receive to perform the same activity. This profit margin will be taken to income should the work ultimately be performed internally.

•	The total obligation is carried at the net present value of future cash expenditures, which is calculated by inflating the obligation based upon the expected date of the expenditure using an inflation rate of 2.5% and discounting the inflated total to its present value using an 8.5% discount rate. The 8.5% discount rate represents the Company’s credit-adjusted risk-free rate. The resulting closure and post-closure obligation is recorded on the balance sheet as airspace is consumed.

•	Accretion expense is calculated by multiplying the discounted closure and post-closure obligation at the beginning of the year by the 8.5% credit-adjusted risk-free rate (discount rate). Accretion expense is a non-cash charge to cost of services and increases the related closure and post-closure obligation. This expense will generally be less during the early portion of a landfill’s operating life and increase thereafter.

The impact of changes determined to be changes in estimates, based on an annual update, is accounted for on a prospective basis. The Company’s ultimate liability for such costs may increase in the future as a result of changes in estimates, legislation, or regulations.

Allocation of Acquisition Purchase Price

A summary of the Company’s accounting for acquisitions is as follows:

Acquisition purchase price is allocated to identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

The Company deems the total remaining airspace of an acquired landfill to be a tangible asset. Therefore, for acquired landfills, it initially allocates the purchase price to identified intangible and tangible assets acquired, including landfill airspace, and liabilities assumed based on their estimated fair values at the date of acquisition.

The Company may consummate single acquisitions that include a combination of collection operations and landfills. For each separately identified collection operation and landfill acquired in a single acquisition, the Company performs an initial allocation of total purchase price to the identified collection operations and landfills based on their relative fair values. Following this initial allocation of total purchase price to the identified collection operations and landfills, the Company further allocates the identified intangible assets and tangible assets acquired and liabilities assumed for each collection operation and landfill based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to either goodwill or landfill site costs, as discussed above.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

The Company accrues the payment of contingent purchase price if the events surrounding the contingency are deemed probable. Contingent purchase price related to landfills is allocated to landfill site costs and contingent purchase price for acquisitions other than landfills is allocated to goodwill. There are currently no pending contingent amounts due relating to any prior acquisitions.

Goodwill

The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, (SFAS No. 142) as of January 1, 2002. Goodwill and intangible assets acquired in a business combination accounted for as a purchase and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (SFAS No. 144).

Upon adoption of SFAS No. 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as having indefinite useful lives, the Company was required to test those intangible assets for impairment in accordance with the provisions of SFAS No. 142 within the first interim period and at least annually thereafter. Impairment was measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. The results of these analyses did not require the Company to recognize an impairment loss during any of the years ended December 31, 2002, and 2003.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over a period not greater than 40 years and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation.

Impairment of Long-Lived Assets

The Company adopted SFAS No. 144 on January 1, 2002. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. The adoption of SFAS No. 144 did not affect the Company’s financial statements.

Costs Incurred on Possible Acquisitions

Costs incurred on possible acquisitions are capitalized as incurred and consist primarily of third-party accounting, legal, and other consulting fees incurred in the negotiation and due diligence process, and nonrefundable down payments. Upon consummation of an acquisition accounted for as a purchase, deferred costs are capitalized as part of the purchase price. Capitalized costs are reviewed for reasonableness on a periodic basis, and costs that management believes relate to transactions that will not be consummated are charged to expense. During 2001, 2002, and 2003, the Company expensed $53, $9, and $32, respectively, of such costs, which are included in general and administrative cost in WCA’s consolidated statements of operations. At December 31, 2002 and 2003 $204 and $0 of such capitalized costs are reflected in other assets on WCA’s consolidated balance sheets.

Deferred Financing Costs

Deferred financing consist primarily of direct legal, lender and other consulting fees incurred in the negotiation of new debt agreements. Costs are amortized as a component of interest expense using the effective interest method. During 2001, 2002, and 2003, the Company expensed $877, $2,951, and $873, respectively, of such costs, which are reflected as interest expense in WCA’s consolidated statements of operations.

Interest Expense

Interest expense includes interest accrued on outstanding notes payable and long-term debt, amortization of deferred financing costs, accretion of debt discount, accretion of interest related to the discounted closure and post-closure liabilities for 2001 and 2002, and change in fair value of the Company’s interest rate swap. For the years ended December 31, 2001, 2002 and 2003, interest expense consists of the following:

	2001	2002	2003

Notes payable and long-term debt	$6,367	5,693	4,750
Deferred financing costs	877	2,951	873
Debt discount	456	719	61
Discounted closure and post-closure liabilities (prior to adoption of SFAS No. 143)	339	107	—
Interest rate swap	1,349	(971)	(1,527)

	$9,388	8,499	4,157

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases based on enacted tax rates. The Company provides a valuation allowance

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

when, based on management’s estimates, it is more likely than not that a deferred tax asset will not be realized in future periods.

The Company is included in the consolidated federal income tax return of the Parent. The Company is included in the consolidated federal income tax return of the Parent. Income taxes have been calculated on a separate company basis consistent with the requirements of SFAS No. 109, Accounting for Income Taxes. All tax amounts have been provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Current income taxes payable are included with accrued liabilities on the Company’s Balance Sheets. See note (5) Certain Balance Sheet Accounts for detail of accrued liabilities.

Insurance

The Company has retained a portion of the risks related to its general liability, automobile and workers’ compensation insurance programs. The exposure for unpaid claims and associated expenses, including incurred but not reported losses, is based on estimates of ultimate losses on claims and actuarially-determined development factors.

Loss Contract Reserve

When current estimates of contract revenue and costs indicate a loss, the Company records a provision for the entire loss on the contract in the period in which the loss becomes evident. In addition, when the Company makes an acquisition, it evaluates the contracts in place at the date of acquisition to determine if such contracts are at unfavorable terms, and if so, records a reserve for such losses in purchase price accounting.

Revenue Recognition

The Company recognizes revenue upon the receipt and acceptance of nonhazardous industrial and municipal waste at its landfills. Revenue for collection services is recognized as the services are performed. Revenue for container rental is recognized over the rental period.

Derivative Financial Instruments

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Company has been required through the terms of its credit agreements to control market risk related to interest rates through the use of interest rate swap agreements. In October 17, 2000, the Company entered into a three-year interest rate swap agreement, expiring in October 2003, with an initial notional amount of $50 million. Under the agreement, the Company received a floating rate and paid a fixed interest rate. The interest rate swap did not qualify for hedge accounting under SFAS No. 133 and was therefore marked to market annually. Changes in the fair value of the interest rate swap from period to period were recorded as a component of interest expense. During 2001, the Company recorded a net-of-tax, cumulative-effect-type adjustment of $721, net of tax benefit of $442 in the Statement of Operations to record the fair value of the interest rate swap agreement as of January 1, 2001. For the years ended

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

December 31, 2001, 2002, and 2003, the Company recorded $1,349, $(971), and $(1,541) of additional interest expense (income), respectively, related to the change in fair value of this interest rate swap.

Effective October 31, 2003, the Company entered into a six-month interest rate swap agreement with a notional amount of $19 million. Under the agreement, the Company receives a floating rate and pays a fixed interest rate. This interest rate swap does not qualify for hedge accounting under SFAS No. 133 and is therefore marked to market. Changes in the fair value of the interest rate swap from period to period are recorded as a component of interest expense. For the year ended December 31, 2003, the Company recorded $14 of additional interest expense related to the change in fair value of the interest rate swap.

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, derivatives, accrued expenses, and long-term debt, approximate fair value.

Stock-Based Compensation

At December 31, 2003 the Company had no stock options issued or outstanding. Employees of the Company have been granted options to purchase common stock of the Parent. Accordingly, the Company has included disclosures related to these option plans as if the Company had granted these options directly to the employees for this stock-based compensation under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under this method, the Company recorded no compensation expense for stock options granted by the Parent to employees when the exercise price of the options is equal to or greater than the fair market value of common stock on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), established accounting and disclosure requirements using a fair-valued-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company applied the intrinsic-value-based method of accounting described above, and adopted only the disclosure requirements of SFAS No. 123.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

Had compensation expense for the options granted by the Parent to employees of the Company been determined based on the fair value of the Parent’s common stock at the grant date, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share for the years ended December 31, 2001, 2002 and 2003 would have been reduced to the pro forma amounts indicated below:

	2001	2002	2003

Net income — as reported	$132	1,781	5,735
Stock-based employee compensation expense included in reported net income	—	—	1,220
Stock-based employee compensation expense determined under fair value based methods, net of tax	(281)	(299)	(158)

Net income (loss) — pro forma	$(149)	1,482	6,797

Earnings per share — basic and diluted	$132	1,781	5,735
Pro forma earnings (loss) per share — basic and diluted	$(149)	1,482	6,797

Earnings per Share

Basic and diluted earnings per share have been calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year. There were no potentially dilutive common stock instruments outstanding during the years ended December 31, 2001, 2002 and 2003.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high-quality financial institutions and limits the amount of credit exposure with any one institution. Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers comprise the Company’s customer base, thus spreading the trade credit risk. At December 31, 2001, 2002 and 2003, no single group or customer represents greater than 10% of total accounts receivable.

Distributions to Parent

The Company enters into intercompany transactions with the Parent for, among other things, allocations of corporate charges and services, allocation and adjustment of tax attributes, and in 2001 and 2003 the transfer of subsidiaries from the Parent. The net amount due to the Parent at the end of each fiscal year has been classified as distributions to Parent in the accompanying consolidated statement of stockholder’s equity.

Allocation of Expenses

The Company is a wholly owned-subsidiary of the Parent and shares common management, general and administrative and overhead costs. The cost for these services are incurred by the Company and allocated to the Parent and the Parent’s other subsidiaries. The Company allocates these costs based upon an average of each entity’s respective proportion of total headcount and total revenues, both of which produce comparable allocation percentages. Management believes that these two bases of allocation of

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

expenses provide the most relevant reasonable and method of allocating these costs to the respective operations. During the years ended December 31, 2001, 2002 and 2003 the Company allocated costs totaling $487, $529 and $465, respectively, to the Parent. WCA’s senior management will continue to serve as officers of the Parent. During 2004 the Company expects to enter into an administrative services agreement with the Parent where the Parent will pay a monthly fee of approximately $40,000 for administrative services, including executive officers, other employees, administrative systems, service and facilities. It is impracticable to estimate the amount of expenses that would have been incurred in each of the three years ended December 31, 2003 had the Company been an unaffiliated entity of Waste Corporation of America, Inc.

There has been no allocation of debt or interest expense between the Company and the Parent as both entities have incurred their own debt in order to finance their operations. There is no inter-company debt between the Company and the Parent, and the Company does not receive proceeds from any debt incurred by the Parent.

Reorganization and Pro Forma Disclosures — Unaudited

The Parent and the Company have proposed a reorganization agreement that will result in (i) the ownership of the Company being transferred to a newly created entity, WCA Waste Corporation, (ii) the Parent being spun off as a separate entity owned by the current shareholders of the Parent, and (iii) an initial public offering of shares of common stock of WCA Waste Corporation. In connection with this proposed reorganization agreement, the 1,000 shares of the Company’s common stock will be converted into 8,000,000 shares of common stock through a stock split and WCA Waste Corporation has agreed to contribute $20.0 million to the Parent upon the closing of the initial public offering, which will be satisfied in connection with and from the proceeds from the WCA Waste Corporation initial public offering. Assuming a $10 per share offering price, the sale of 2,000,000 shares of common stock would be required to satisfy the $20.0 million contingent contribution obligation. The accompanying financial statements include pro forma disclosures to reflect this contingent contribution obligation as a distribution from stockholder’s equity and a liability on the consolidated balance sheet as of December 31, 2003, and the pro forma earnings per share for the year ended December 31, 2003 as if the additional 2,000,000 shares had been issued in order to fund the contingent contribution obligation and were outstanding as of January 1, 2003. The following table reflects the pro forma adjustments to the weighted average shares outstanding for the year ended December 31, 2003:

Weighted average shares outstanding — as reported	1,000
Assumed 8,000-for-1 stock split	× 8,000

Pro forma weighted average shares outstanding before contribution	8,000,000
Pro forma shares to fund contribution	2,000,000

Pro forma weighted average shares outstanding	10,000,000

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Segment Information

The Company’s revenues are derived from one industry segment, which includes collection, transfer and disposal of non-hazardous solid waste primarily in the Central and Southern United States. The Company considers each of its seven operating states to be a geographic operating segment as each state includes vertically integrated operations, reports stand-alone financial information and has a respective operating manager or state president that reports to the Company’s chief operating officer. The states of Kansas and Missouri are combined as one segment due to the reporting structure and the vertical integration of the related operations. See note 11 “Segment Reporting”, for geographic information relating to the Company’s operations.

Recently Adopted Accounting Pronouncements

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 outlines standards for accounting for our landfill retirement obligations that have historically been referred to as closure and post-closure liabilities. The adoption of the standard has no impact on our cash requirements.

SFAS No. 143 results in a change in the mechanics of calculating landfill retirement obligations and the classification of where amounts are recorded in the financial statements. Landfill retirement obligations are no longer accrued through a provision to cost of services, but rather by an increase to capitalized landfill costs and amortized to depreciation and amortization as landfill airspace is consumed.

Adopting SFAS No. 143 required a cumulative adjustment to reflect the change in accounting for landfill obligations retroactively to the date of the inception of the landfill. Inception of the asset retirement obligation is the date the landfill was acquired or the date operation commenced for landfills opened by the Company. Upon adopting SFAS No. 143 on January 1, 2003, the Company recorded a cumulative effect of the change in accounting principle of $3,749 ($2,324, net of tax), a decrease in its closure and post-closure liability of $3,832 and a decrease in net landfill assets of $83.

The following table summarizes the balance sheet impact of our initial adoption of SFAS No. 143 as of January 1, 2002 computed on a pro forma basis as if the provisions of SFAS No. 143 had been applied during all periods affected:

				Pro Forma
	December 31,		January 1,	January 1,
	2002	Change	2003	2002(a)

Landfill assets, net	$42,746	(83)	42,663	41,744
Closure and post-closure liabilities	$6,269	(3,832)	2,437	1,968

(a)	The pro forma computations have been performed based on assumptions and interest rates at January 1, 2003, the date of adoption of SFAS No. 143.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

If SFAS No. 143 had been effective for 2001 and 2002, the impact on income from continuing operations before cumulative effect of changes in accounting principles and earnings per share would have been as follows for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003

Reported net income	$132	1,781	5,735
Adoption of SFAS No. 143, net of tax	(442)	(595)	(2,324)

Pro forma net income (loss)	$(310)	1,186	3,411

Reported net income per share — basic and diluted	$132	1,781	5,735
Adoption of SFAS No. 143, net of tax	(442)	(595)	(2,324)

Pro forma net income (loss) per share — basic and diluted	$(310)	1,186	3,411

      The changes to landfill assets and closure and post-closure liabilities for the years ended December 31, 2002 and 2003 are as follows (in thousands):

		Closure and
	Landfill	Post-closure
	Assets, net	Liabilities

December 31, 2001	$41,142	$6,102
Expense	(2,922)	145
Spending	4,526	(85)
Interest accretion	—	107

December 31, 2002	$42,746	$6,269
Adoption of SFAS No. 143	(83)	(3,832)
Capital expenditures	3,800	—
Amortization expense	(4,071)	—
Obligations incurred and capitalized	361	361
Interest accretion	—	207
Acquisitions divestitures and other adjustments	7,918	—

December 31, 2003	$50,671	$3,005

      The Company’s liabilities for closure and post-closure costs are as follows:

	December 31,

	2002	2003

Recorded amounts:
Current portion	$—	$—
Noncurrent portion	6,269	3,005

Total recorded	$6,269	$3,005

      The Company’s total anticipated cost for closure and post-closure activities is $40.6 million, as measured in current dollars. The Company believes the amount and timing of these activities are reasonably estimable. Anticipated payments of currently identified closure and post-closure liabilities for the next five years and

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

thereafter are reflected below (in thousands). The recorded liabilities as of December 31, 2003 include the impact of inflating these costs and discounting these costs to present value:

2004	2005	2006	2007	2008	Thereafter

—	$1,015	$55	$55	$55	$39,420

      Where the Company believes that both the amount of a particular closure and post-closure liability and the timing of the payments are reliably determinable, the cost in current dollars is inflated (3% at December 31, 2002 and 2.5% at December 31, 2003) until expected time of payment and then discounted to present value (7% at December 31, 2002 and 8.5% at December 31, 2003). Accretion expense is applied to the closure and post-closure liability based on the effective interest method and is included in cost of services. Had the Company not discounted any portion of its liability, the amount recorded would have been increased by $0.9 million and $6.9 million at December 31, 2002 and 2003, respectively.

The table below compares the Company’s historical practices and current practices of accounting for landfill closure and post-closure activities.

Description	Historical Practice	Current Practice (Effective January 1, 2003)

Definitions:
Closure	Includes final capping event, final portion of methane gas collection system to be constructed, demobilization, and the routine maintenance costs incurred after site ceases to accept waste, but prior to being certified as closed.	No change.
Post-closure	Includes routine monitoring and maintenance of a landfill after it has closed, ceased to accept waste and been certified as closed by the applicable state regulatory agency.	No change.
Discount Rate:	Obligations discounted at a rate of 7.0%.	Obligations discounted at a credit- adjusted, risk-free rate (8.5% at January 1, 2003).
Cost Estimates:	Costs were estimated based on performance, principally by third parties, with a small portion performed by the Company.	No change, except that the cost of any activities performed internally must be increased to represent an estimate of the amount a third party would charge to perform such activity.
Inflation:	Inflation rate of 3.0%.	Inflation rate of 2.5% effective January 1, 2003.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

Description	Historical Practice	Current Practice (Effective January 1, 2003)

Recognition of Assets and Liabilities:
Asset Retirement Cost	Not applicable.	An amount equal to the discounted cash flow associated with the fair value of closure and post-closure obligation is recorded as an addition to capitalized landfill costs as airspace is consumed.
Closure and Post-Closure	Accrued over the life of the landfill. Costs are charged to cost of services and accrued closure and post-closure liability as airspace is consumed using the units-of-production method. Liability discounted and interest is accreted to reflect the passage of time.	The discounted cash flow associated with the fair value of the liability is recorded with a corresponding increase in capitalized landfill costs as airspace is consumed. Accretion expense is recorded to cost of services and the corresponding liability until the liability is paid.
Statement of Operations Expense:
Liability accrual	Expense charged to cost of operations at same amount accrued to liability.	Not applicable
Landfill asset amortization	Not applicable for landfill closure and post-closure obligations.	Landfill asset is amortized to depreciation and amortization expense as airspace is consumed over life of landfill.
Accretion	Expense accreted at a rate of 7.0% and included as a component of interest expense.	Expense, charged to cost of services, is accreted at credit- adjusted, risk-free rate (8.5%).

SFAS No. 146

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), effective for transactions occurring after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The Company’s adoption of SFAS No. 146 did not have a material effect on its financial statements.

FIN 45

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

the specified triggering events or conditions occur. The objective of the initial measurement of the liability is to determine the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of FIN 45 were effective on a prospective basis to guarantees issued or modified after December 31, 2002, and the Company will record the fair value of future material guarantees, if any. The Company did not have any guarantees at December 31, 2003.

FIN 46

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or residual benefits. The effective date for FIN 46 was deferred until December 31, 2003. The Company’s adoption of FIN 46 did not have a material impact on its financial statements.

SFAS No. 148

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS No. 148). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting”, to require disclosure in the summary of accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions of SFAS No. 148 and continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price or fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. At December 31, 2003 the Company had no stock options issued or outstanding. However, employees of the Company have been granted options to purchase common stock of the Parent. Accordingly, the Company has included disclosures related to these option plans as if the Company had granted these options directly to the employees.

SFAS No. 149

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. With certain exceptions, SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company’s adoption of SFAS No. 149 did not have a material effect on its financial statements.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

SFAS No. 150

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The Company’s adoption of SFAS No. 150 did not have a material effect on its financial statements.

(2)	Use of Estimates

In preparing the Company’s financial statements, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain of the information that is used in the preparation of the Company’s financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is simply not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. The most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty are related to the Company’s accounting for landfills, asset impairments, and insurance claims as described below.

The discussion below details the Company’s accounting policies for landfills through December 31, 2003.

Accounting for landfills. The Company utilizes the units of production method to amortize landfill construction costs over the estimated remaining capacity of a landfill. Under this method the Company includes future estimated landfill development costs, as well as costs incurred to date, in the amortization base. Additionally, the Company includes deemed permitted expansion airspace, which has not been permitted, in the calculation of the total remaining capacity of the landfill.

This accounting method requires the Company to make estimates and assumptions, as described below. Any changes in the Company’s estimates will impact the Company’s income from operations prospectively from the date changes are made.

Landfill costs. The Company estimates the total cost to develop each landfill site to its final capacity. This includes certain projected landfill site costs that are uncertain because they are dependent on future events. The total cost to develop a site to its final capacity includes amounts previously expended and capitalized, net of accumulated airspace amortization, and projections of future purchase and development costs, operating construction costs, permitting cost of expansions and capitalized interest costs.

Closure and post-closure costs. The costs for closure and post-closure obligations at landfills the Company owns or operates are generally estimated based on interpretations of current requirements and proposed or anticipated regulatory changes. The estimates for landfill closure and post-closure costs also consider when the costs would actually be paid and factor in inflation and discount rates. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain.

Available airspace. The Company’s engineers determine the remaining capacity at landfills by estimating the available airspace. This is done by using surveys and other methods to calculate, based on

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

height restrictions and other factors, how much airspace is left to fill and how much waste can be disposed of at a landfill before it has reached its final capacity.

Expansion airspace. The Company will also consider currently unpermitted airspace in the estimate of remaining capacity in certain circumstances. See Note (1) Landfill Accounting, Capitalized Landfill Costs for further explanation.

It is possible that the Company’s estimates or assumptions will ultimately turn out to be significantly different from actual results. In some cases the Company may be unsuccessful in obtaining an expansion permit or the Company may determine that an expansion permit that the Company previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or the belief that the Company will receive an expansion permit changes adversely in a significant manner, the costs of the landfill, including the costs incurred in the pursuit of the expansion, may be subject to impairment testing, as described below, and lower profitability may be experienced due to higher amortization rates, and higher expenses or asset impairments related to the removal of previously included expansion airspace.

Asset Impairments. Accounting standards require that assets be written down if they become impaired. If significant events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, a test of recoverability is performed by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted expected future cash flows, impairment is measured by comparing the fair value of the asset to its carrying value. Fair value is determined by an internally developed discounted projected cash flow analysis of the asset. Cash flow projections are sometimes based on a group of assets, rather than a single asset. If cash flows cannot be separately and independently identified for a single asset, the Company will determine whether an impairment has occurred for the group of assets for which the projected cash flows can be identified. If the fair value of an asset is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Several impairment indicators are beyond the Company’s control, and cannot be predicted with any certainty whether or not they will occur. Estimating future cash flows requires significant judgment and projections may vary from cash flows eventually realized. Also, there are other considerations for impairments of landfills and goodwill as discussed in Note 1.

Allowance for Doubtful Accounts. The Company estimates losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation of the likelihood of success in collecting the receivable.

Acquisition Accounting. The Company estimates the fair value of assets and liabilities when allocating the purchase price of an acquisition.

Income Taxes. The Company assumes the deductibility of certain costs in its income tax filings and estimates the future recovery of deferred tax assets.

Insurance claims reserves. The company estimates asserted and unasserted insurance claims based on actuarial calculations.

Contingent Liabilities. The Company estimates the amount of potential exposure it may have with respect to litigation, claims and assessments in accordance with SFAS No. 5, “Accounting for Contingencies”.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

Actual results could differ materially from the estimates and assumptions that the Company uses in the preparation of its financial statements.

(3)	Acquisitions

During 2003, the Company purchased a fully permitted but not yet constructed C&D landfill located adjacent to one of the Company’s currently operating C&D landfills in Houston, Texas. This landfill had no operations during the period ended December 31, 2003. The purchase price for the landfill was $7.9 million, which was consummated with a $6.6 million cash payment and issuance of 350 thousand shares of common stock of the Parent. The contribution of the Parent’s common stock was accounted for as a capital contribution of $1,309 to the Company.

During 2002, the Company entered into an asset purchase agreement to acquire one hauling operation. The acquisition has been accounted for using the purchase method of accounting effective November 1, 2002. The aggregate purchase price was $3.5 million consisting of $3.3 million cash payment and the remainder in a holdback note due to the seller. The purchase was funded through availability on the Company’s existing revolving credit facility.

Allocation of purchase price, including the costs incurred to complete the acquisition and any additional costs incurred relating to prior year acquisitions, has been allocated as follows:

	2002	2003

Property and equipment, net	$857	7,714
Goodwill	2,794	—
Other assets	10	—
Accounts payable and accrued liabilities	(345)	—
Capital contribution from Parent	—	(1,309)

	$3,316	6,405

Additionally, during 2003 purchase price adjustment entries relating to the 2002 acquisition were made resulting in a $119 reduction in goodwill and a $152 reduction in accrued liabilities related to the favorable settlement of certain pre-acquisition contingencies.

In connection with a certain prior acquisition, the Company acquired prepaid disposal rights at certain of the seller’s landfills. These rights expire over the shorter of 10 years or the usage of two million cubic yards. The Company can utilize these rights to dispose of MSW or C&D waste at the specified landfills. The estimated usage during 2004 of $315 is included as a current asset in prepaid and other assets and the remaining amount of $3,587 is reflected as a long-term asset in other assets, at December 31, 2003, respectively. During the years ended December 31, 2001, 2002, and 2003, the Company utilized $2,072, $1,999, and $1,609, respectively, of prepaid disposal rights, which is included as a cost of service in both continuing and discontinued operations in the related Statements of Operations.

(4)	Earnings per Share

The Company does not currently and has not had any dilutive potential common stock outstanding during the years ended December 31, 2001, 2002 and 2003. Accordingly, diluted earnings per share have not been presented. Excluding pro forma disclosures, there have been no adjustments to either the numerator or denominator used in calculating basic earnings per share for any of the periods presented.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

(5)	Certain Balance Sheet Accounts

Allowance for Doubtful Accounts

The following summarizes the activity in the allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003

Balance, beginning of year	$323	193	239
Amounts charged to expense	902	376	376
Amounts written off	(1,032)	(330)	(438)

Balance, end of year	$193	239	177

Prepaid Expenses and Other

Prepaid expenses and other consist of the following at December 31, 2002 and 2003:

	2002	2003

Prepaid insurance premiums	$2,977	1,474
Prefunded insurance claims	2,029	3,031
Prepaid disposal	2,365	315
Other	910	426

	$8,281	5,246

Property and Equipment

      Property and equipment consist of the following at December 31, 2002 and 2003:

	2002	2003

Land and landfills	$49,672	63,888
Vehicles and equipment	18,027	16,601
Containers	9,699	8,884
Buildings and improvements	4,806	4,324
Computers and software	328	329
Furniture and fixtures	175	173

	82,707	94,199
Less accumulated depreciation and amortization	15,152	23,473

	$67,555	70,726

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

Accrued Liabilities

Accrued liabilities consist of the following at December 31, 2002 and 2003:

	2002	2003

Accrued insurance claims	$1,760	1,662
Accrued payroll costs	1,248	758
Deferred revenue	996	411
Accrued taxes	442	566
Loss contract reserve	471	—
Accrued settlement costs	362	200
Other	705	693

	$5,984	4,290

(6)	Long-Term Debt

Long-term debt consists of the following at December 31, 2002 and 2003:

	2002	2003

Term loan payable to financial institution, variable interest rate based on LIBOR plus 3.0% (4.4375% at December 31, 2002) and 3.25% (4.375% at December 31, 2003) payable quarterly, due in 2006	$9,500	11,115
Revolving note payable with a financial institution, variable interest rate based on LIBOR plus 3.0% (4.4375% at December 31, 2002) and 3.25% (4.375% at December 31, 2003) due in 2006	34,110	33,263
Environmental Facilities Revenue Bonds, principal payable in varying quarterly installments, maturing in 2004-2022, variable interest rate (1.75% and 1.3% at December 31, 2002 and 2003, respectively)	25,000	23,800
Notes payable to banks and financial institutions, interest ranging from 5.8% to 10.0%, payable monthly through August 2008	898	856
Seller note, with interest rate at 6% due in May 2006	444	444

	69,952	69,478
Less debt discount	(182)	(121)
Less current maturities	(3,602)	(4,004)

	$66,168	65,353

During 2003 the Company’s credit facility was amended to $89.7 million consisting of a $15 million term loan, $24.7 million direct pay letter of credit and a $50 million revolving line of credit. The direct pay letter of credit backs the Environmental Facilities Bonds issued in 2002 and amortizes on the same schedule as the outstanding bonds. During 2003, the Company sold certain west Texas collection operations, resulting in $9.8 million in net proceeds. Terms of the amended credit facility required a significant portion of the proceeds to be used for reductions in the term loan and outstanding revolver. The Company reduced the term loan by $3.3 million and the outstanding revolver by $3.3 million. The term loan reduction resulted in a revised payment schedule reducing annual payments by $660 and the

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

revolver reduction resulted in a permanent reduction of $3.3 million in revolver commitment. At December 31, 2003, $33,263 was outstanding on the revolver and $2.7 million in letters of credit had been issued against the revolver leaving $10.7 million available to the Company. The credit facility is secured by liens on all of the Company’s and its subsidiaries assets.

The Company completed an issuance of $25 million in tax-exempt environmental facilities revenue bonds during August 2002. The bonds bear interest at a variable rate and mature weekly through September 2022. Proceeds were used to reimburse the Company for its investment in certain assets and to repay and restructure the Company’s existing credit facility. The Company recorded a charge of $2.5 million for the unamortized deferred financing costs and debt discount related to the early repayment of the term loans of the credit facility. These charges are included in interest expense for the year ended December 31, 2002. In October 2000, the Company entered into a three-year interest rate swap agreement, expiring in October 2003, with an initial notional amount of $50 million, reducing to $35 million during the term of the agreement. Under the agreement, the Company received a floating rate and paid a fixed interest rate of 6.6%. See note 1 “Derivative Financial Instruments” for further discussion.

In October 2003, the Company entered into a six-month interest rate swap agreement with a notional amount of $19 million. Under the agreement, the Company receives a floating rate and pays a fixed interest rate of 1.38%. This interest rate swap agreement expires April 30, 2004. See note 1 “Derivative Financial Instruments” for further discussion.

The aggregate payments of long-term debt outstanding at December 31, 2003 are as follows:

2004	$4,004
2005	3,775
2006	41,554
2007	1,298
2008	1,347
Thereafter	17,500

$69,478

The Company is required to remain in compliance with various covenants of its debt agreements. At December 31, 2003 the company was required to maintain a senior debt leverage ratio 4.0 times earnings before interest, taxes, depreciation and amortization (EBITDA), as specifically defined in the credit agreement, a fixed charge ratio of 1.1 times EBITDA and certain levels of net worth adjusted for current earnings. The Company was in compliance with all covenants at December 31, 2003.

(7)	Notes Payable

In December 2003, the Company issued notes payable for $1,002, to a financial institution to fund the payment of general insurance premiums. The notes bear interest at 3.99%, and principal and interest are payable monthly through October 2004.

In December 2002, the Company issued notes payable for $2,703, to a financial institution to fund the payment of general insurance premiums. The notes bear interest at 4.15%, and principal and interest are payable monthly. The notes were paid in full through October 2003.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

(8)	Stock Option Awards

The Parent has established the Waste Corporation of America Non-Qualified Stock Option Plan (the Plan) for the benefit of the employees of each of its wholly-owned subsidiaries. The Plan authorizes grants of options to purchase up to 2.3 million shares of authorized but unissued common stock. Stock options are granted at an exercise price equal to or greater than the stock’s fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable based on the terms of the respective grant. The stock options provide different methods of exercising the options at the option of the employee. The payments of the exercise price of the options shall be made either through cash payments of the exercise price, exchange of previously acquired shares for settlement of the exercise price, or through the exchange of shares to be received upon exercise of the option. As a result of these provisions, the Company is required to utilize variable plan accounting for these options, which requires the Company to recognize a compensation charge on a periodic basis for the difference between the exercise price of the option and the fair value of the underlying common stock. For the years ended December 31, 2001 and 2002, the Company has not recorded any such charge as the exercise price of the options exceeded the fair value of the underlying common stock. For the year ended December 31, 2003, the Company recorded a non-cash compensation charge of $1,220 for options where the fair value of the underlying common stock exceeded the exercise price of the options.

At December 31, 2003, there were 91 additional shares available for grant under the Plan. The per share weighted average fair value of stock options granted during 2001, 2002 and 2003 was $0.55, $0.56 and $0 on the date of grant using the Black Scholes option-pricing model (excluding a volatility assumption) with the following weighted average assumptions: 2001 — no expected dividend yield, risk-free interest rate of 5.16%, and an expected life of 10 years; 2002 — no expected dividend yield, risk-free interest rate of 5.20%, and an expected life of 10 years; 2003 — no expected dividend yield, risk-free interest rate of 3.93%, and an expected life of 10 years.

Stock option activity during the periods indicated is as follows:

		Weighted
	Number	average
	of Shares	exercise price

Balance at January 1, 2001	1,253	$3.04
Granted	106	3.50
Forfeited/cancelled	(23)	15.00

Balance at December 31, 2001	1,336	2.87
Granted	841	3.50

Balance at December 31, 2002	2,177	3.11
Granted	67	6.00
Exercised	(4)	2.60
Forfeited/cancelled	(60)	3.33

Balance at December 31, 2003	2,180	$3.20

At December 31, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options was $2.60 — $6.00 and 7.04 years, respectively

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

At December 31, 2001, 2002 and 2003, the number of options exercisable was 594, 814 and 1,159, respectively, and the weighted average exercise price of those options was $2.96, $2.94 and $3.02, respectively.

(9)	Employee Benefit Plan

Effective February 1, 2000, the Company began sponsoring a 401(k) Profit Sharing Plan for its eligible employees. Under the plan, eligible employees are permitted to make salary deferrals of up to $12 annually, the current Internal Revenue Service limitation. Salary deferrals will be matched 25% by WCA, subject to IRS limitations, and is 100% vested after three years of service with the Company. Salary deferrals are 100% vested at all times. Matching contributions to the plan for the years ended December 31, 2001, 2002, and 2003 totaled $87, $106, and $114, respectively.

(10)	Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company’s provision for income taxes is determined by applying the Company’s effective income tax rate to pre-tax financial reporting income, adjusted for permanent book-tax differences. The Company’s total income tax expense for the periods reported were allocated as follows:

	2001	2002	2003

Income from continuing operations	$708	2,106	2,164
Loss from discontinued operations	(118)	(479)	(91)
Gain from disposal of discontinued operations	—	—	146
Cumulative effect of change in accounting principles	(442)	—	1,425

Income tax expense	$148	1,627	3,644

The Company’s federal and state income tax expense attributable to income from continuing operations for the periods reported consist of the following:

	2001	2002	2003

Current	$—	14	1
Deferred	708	2,092	2,163

Income tax expense	$708	2,106	2,164

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

At December 31, 2002 and 2003, the individually significant components that comprise the Company’s deferred tax assets and liabilities are as follows:

	2002	2003

Deferred tax assets:
Federal net operating loss carryforward	$3,950	5,024
State net operating loss carryforward	381	266
Other	1,055	825
Stock-based compensation	—	427
Valuation allowance	(381)	(198)

Deferred tax assets	5,005	6,344

Deferred tax liabilities:
Excess of book basis over tax basis of property	2,793	5,991
Prepaid expenses	1,490	728
Other	2,290	2,912

Deferred tax liability	6,573	9,631

Net deferred tax liability	$1,568	3,287

At December 31, 2003, the Company had a federal net operating loss carryforward (NOL) of approximately $14.3 million and state NOLs of approximately $7.9 million, which, if not utilized, will expire beginning in 2020. The amount of the NOLs that can be utilized to offset taxable income in any individual year may be severely limited. The valuation allowance for deferred tax assets as of December 31, 2002 and 2003 was $381 and $198, respectively. The net change in the total valuation allowance for the years ended December 31, 2001, 2002, and 2003 was an increase (decrease) of $-, $267 and $(183), respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003.

The table below reconciles the Company’s statutory income tax expense attributable to income from continuing operations to its effective income tax expense at December 31, 2001, 2002 and 2003.

	2001	2002	2003

Statutory federal tax expense	$599	1,599	1,918
State income tax benefit, net of federal tax benefit	68	175	269
Adjustment of valuation allowance	—	267	(183)
Nondeductible expenses, other	41	65	160

Effective tax expense	$708	2,106	2,164

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

(11)	Segment Reporting

      The Company’s operations consist of the collection, transfer and disposal of non-hazardous construction and demolition debris and industrial and municipal solid waste. Revenues are generated primarily from our collection operations to residential, commercial and roll-off customers and landfill disposal services. The following table reflects total revenue by source for the years ended December 31, 2001, 2002 and 2003 (in thousands).

	2001	2002	2003

Collection:
Residential	$12,229	$11,868	$11,272
Commercial	12,321	12,307	12,056
Roll-off	12,777	15,548	18,175
Other	245	46	258

Total collection	37,572	39,769	41,761

Disposal	24,681	27,493	28,460
Less: Intercompany	(6,198)	(6,577)	(7,413)

Disposal, net	18,483	20,916	21,047

Transfer and other, net	1,666	1,477	1,418

Total revenue	$57,721	$62,162	$64,226

The Company evaluates performance based on various factors, of which the primary performance measure is EBITDA and is generally defined as earnings before interest, taxes, depreciation and amortization. The Company’s calculation of EBITDA is income from continuing operations before cumulative effect of changes in accounting principles and before net interest, taxes, depreciation and amortization. EBITDA is not a measure of operating income, operating performance or liquidity under GAAP and may not be comparable to similarly titled measures reported by other companies. The Company uses EBITDA in the evaluation of field operating performance as it represents operational cash flows and is a profit measure of components that are within the control of the operating units. The table reflects certain geographic information relating to the Company’s operations. The state of Kansas includes one MSW landfill which is a part of the vertically integrated Missouri operations and is combined with Missouri to form a geographic segment. The states of Alabama, South Carolina and Tennessee have been aggregated in Other due to their size.

	Kansas/
	Missouri	Texas	Arkansas	Other	Corporate	Total

2001:
Revenue	$33,984	12,117	9,634	1,986	—	57,721
Depreciation and amortization	3,790	1,147	1,336	355	56	6,684
EBITDA	10,414	8,101	2,570	742	(4,135)	17,692
Capital expenditures	2,988	3,420	1,130	479	49	8,066

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

	Kansas/
	Missouri	Texas	Arkansas	Other	Corporate	Total

2002:
Revenue	$35,049	13,980	8,624	4,509	—	62,162
Depreciation and amortization	2,747	1,235	1,097	1,068	82	6,229
EBITDA	10,152	9,152	2,415	2,124	(4,429)	19,414
Total assets	47,808	28,613	20,628	12,573	13,046	122,668
Capital expenditures	3,534	4,718	647	903	84	9,886
2003:
Revenue	$35,349	16,358	7,839	4,680	—	64,226
Depreciation and amortization	3,317	2,121	1,100	1,189	85	7,812
EBITDA	9,872	9,808	1,255	1,862	(5,351)	17,446
Total assets	45,575	26,861	20,570	13,311	10,368	116,685
Capital expenditures	1,482	3,034	1,229	1,939	37	7,721

The following presents a reconciliation of the geographical segments’ aggregate EBITDA to income from continuing operations before cumulative effect of changes in accounting principles.

	2001	2002	2003

Total EBITDA for reportable segments	$17,692	$19,414	$17,446
Depreciation and amortization	(6,684)	(6,229)	(7,812)
Interest expense, net	(9,246)	(8,482)	(4,152)
Income tax expense	(708)	(2,106)	(2,164)

Income from continuing operations before cumulative effect of changes in accounting principles	$1,054	$2,597	$3,318

(12)	Commitments and Contingencies

(a) Operating Leases

The Company leases certain of its operating and office facilities for various terms. Lease expense aggregated $959, $974 and $874 during 2001, 2002 and 2003, respectively. The long-term, noncancelable rental obligations as of December 31, 2003 are due in the following years:

2004	$490
2005	498
2006	455
2007	203
2008	201
2009 and thereafter	585

$2,432

(b)	Financial Instruments

Letters of credit, performance bonds, and other guarantees have been provided by WCA to support tax-exempt bonds, performance of landfill final closure and post-closure requirements, insurance contracts, and other contracts. Total letters of credit, performance bonds, insurance policies, and other guarantees outstanding at December 31, 2003 aggregated approximately $21.7 million.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

(c)	Environmental Matters

The Company is subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater, surface water, and drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment, or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company’s financial condition, results of operations, or cash flows. As of December 31, 2003, the Company is not aware of any significant environmental liabilities.

(d)	Legal Proceedings

On June 7, 2002, Fines Recycling, Inc., Harry Donaldson, Jr., Gerry Hamby, Hal Isbell and Donald G. Wilson filed suit in the Circuit Court of Talladega County, Alabama, against one of our subsidiaries, WCA of Alabama, LLC, and certain officers and directors of our Parent. The suit alleges the failure of WCA of Alabama and Parent to abide by certain terms of an Agreement and Plan of Merger among the plaintiffs, Parent, and WCA of Alabama, and alleges fraud and conspiracy claims against Parent and certain officers and directors with respect to the negotiation of the Agreement and Plan of Merger. While the plaintiffs have not specified an amount of damages, the suit also alleges that the individual plaintiffs have been damaged by the alleged failure of Parent to honor a “put” option on their Waste Corporation of America capital stock, which they obtained as partial consideration in the Agreement and Plan of Merger. The Company is unable to estimate any possible loss but believes that the claims of the plaintiffs are without merit, and is vigorously defending this suit.

Additionally, in the normal course of business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit it holds. From time to time, the Company may also be subject to actions brought by citizens’ groups or adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations the Company owns or operates or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates. No assurance can be given with respect to the outcome of any such proceedings or the effect such outcomes may have on the Company, or that the Company’s insurance coverage would be adequate. Although the Company is unable to estimate any possible losses, a significant judgment against the Company, the loss of significant permits or licenses or the imposition of a significant fine could have a material adverse effect on the Company’s financial condition, results of operations and prospects.

Moreover, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. Except for routine litigation incidental to our business, there are no pending material legal proceedings to which the Company is a party or to which any of its property is subject. Although the Company is unable to estimate any possible losses, management believes that the outcome of the proceedings to which the Company is currently a party will not have a material adverse effect upon its financial condition, results of operations or prospects. However, unfavorable resolution of any such proceedings could affect the consolidated results

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

of operations or cash flows for the quarterly period in which they are resolved. Management believes a majority of the Company’s present routine litigation is covered by insurance, subject to deductibles.

(e)	Parent Debt Obligation

In connection with the Parent’s purchase of the Company, the Parent executed a note payable to the former owner of the Company’s initial operations. While the Company is not a guarantor on that note payable nor is the Company’s common stock pledged as security, the Company is a “material subsidiary” of the Parent as defined by terms of the note. The note contains certain default occurrences that apply to any material subsidiary, which include: (i) insolvency and bankruptcy, (ii) involuntary liquidation or reorganization by court or other authority, and (iii) dissolution, liquidation or termination.

(13)     Related-Party Transactions

The Company paid a board member $200 and $250 during 2002 and 2003, respectively, for assistance in the debt restructurings of September 2001, August 2002 and August 2003. The Company owes this same board member an additional $150 for assistance with these debt restructurings. This amount is scheduled to be paid during 2004 and is recorded in current accrued liabilities at December 31, 2003.

The Company paid a board member, its Chief Executive Officer and Chief Operating Officer each $110 during 2003 for personal guarantees of the Company’s performance bonds relating to landfill closure and post-closure obligations.

The Company reimburses its outside board members for expenses incurred in connection with their service as director. Total payments of $62 and $3 were made during 2002 and 2003 for such reimbursements.

(14)	Discontinued Operations

During 2003, the Company sold its hauling operations in west Texas for aggregate cash proceeds of $9,759, resulting in a gain on sale of $249 (net of $146 tax expense). In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, this business unit has been classified as a discontinued operation. Accordingly, the accompanying consolidated statements of operations and other amounts disclosed herein have been restated to classify this business unit as discontinued operations and, therefore, to reflect after-tax results of these operations as “Income (loss) from discontinued operations, net of tax”. This business generated revenues of $9,092, $8,625 and $5,808 for the years ended December 31, 2001, 2002 and 2003, respectively.

(Continued)

WCA WASTE SYSTEMS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

(15)	Goodwill and Other Intangible Assets

Upon the adoption of SFAS No. 142 effective January 1, 2002, the Company ceased to amortize goodwill. Amortization expense related to goodwill for the year ended December 31, 2001 was $768. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect in 2001:

Reported net income	$132
Add back goodwill amortization, net of tax	507

Adjusted net income	$639

Adjusted net income per share	$639

Goodwill

The changes in the carrying amount of goodwill for the periods indicated are as follows:

Balance, December 31, 2001	$32,223
Acquisition of Waste Resources, Inc.	2,767
Settlement of pre-acquisition contingency	27

Balance, December 31, 2002	35,017
Sale of west Texas collection operations	(5,055)
Settlement of pre-acquisition contingency	(119)

Balance, December 31, 2003	$29,843

As required by SFAS No. 142, the Company performs an annual impairment test of its goodwill. The Company estimated the fair value of each reporting unit by multiplying the reporting unit’s EBITDA by an average industry EBITDA multiple. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. This step was not required for any of the Company’s reporting units and accordingly no impairment of goodwill was indicated in connection with the annual impairment test during 2002 or 2003.

ANNEX A

FORM OF

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of                     , 2004, is between WCA Waste Corporation, a Delaware corporation (the “Company”), and WCA Merger II Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”).

RECITALS:

      WHEREAS, the Company’s authorized capital stock consists of (i) 20,000,000 shares of common stock, par value $0.01 per share (the “Pre-Merger Common Stock”), of which 6,351,896 shares are issued and outstanding, and (ii) 8,000,000 shares of preferred stock, par value $0.01 per share, of which (A) 2,150,000 shares have been designated as Convertible Preferred Stock Series A (the “Series A Preferred Stock”), 1,428,572 of which are currently outstanding, and (B) 5,048,077 shares have been designated as Convertible Preferred Stock Series B (the “Series B Preferred Stock”), all of which are currently outstanding; and

      WHEREAS, as of the date hereof, Merger Sub has an authorized capital stock consisting of 100,000 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”), of which 10,000 shares are issued and outstanding and owned by the Company; and

      WHEREAS, the Company desires to revise its capital structure by merging Merger Sub with and into the Company with the Company continuing as the surviving corporation of such merger, and each outstanding share of Pre-Merger Common Stock, Series A Preferred Stock and Series B Preferred Stock being converted in such merger into shares of post-merger common stock, par value $0.01 per share, of the Company (“Post-Merger Common Stock”), all in accordance with the terms of this Agreement (the “Merger”);

      WHEREAS, the Company and Merger Sub intend that the Merger will be a nontaxable transaction under the Internal Revenue Code of 1986, as amended, and that this Agreement will qualify as a plan of reorganization under Treasury Regulation § 1.368-1; and

      WHEREAS, the boards of directors and stockholders of the Company and Merger Sub have approved this Agreement and the Merger;

      NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company and Merger Sub hereby agree as follows:

ARTICLE 1

THE MERGER

      SECTION 1.1     The Merger. In accordance with Section 251 of the DGCL and subject to and upon the terms and conditions of this Agreement, Merger Sub shall, at the Effective Time (as defined in Section 1.2), be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). At the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL.

      SECTION 1.2     Effective Time. Subject to the provisions of this Agreement, a certificate of merger (the “Certificate of Merger”) shall be duly prepared, executed and acknowledged by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware, for filing, as provided in the DGCL, as soon as practicable after the execution of this Agreement by the Company and Merger Sub. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the “Effective Time”).

      SECTION 1.3     Certificate of Incorporation. The certificate of incorporation of the Company shall be amended and restated as of the Effective Time to read in its entirety as set forth in Exhibit A attached hereto. The certificate of incorporation of the Company, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Corporation’s Certificate”), until thereafter amended in accordance with the provisions of the Surviving Corporation’s Certificate and applicable law.

      SECTION 1.4     Elimination of Certificate of Designation. Effective as of the Effective Time, the Certificate of Designation of Convertible Preferred Stock Series A and Convertible Preferred Stock Series B of the Company filed with the Secretary of State of the State of Delaware on                     , 2004 creating the Series A Preferred Stock and the Series B Preferred Stock shall be eliminated in its entirety and all references to the Series A Preferred Stock and the Series B Preferred Stock in the Surviving Corporation’s Certificate shall be eliminated in accordance with the provisions of Section 151 of the DGCL.

      SECTION 1.5     Bylaws. The bylaws of the Company shall be amended and restated as of the Effective Time to read in their entirety as set forth in Exhibit B attached hereto. The bylaws of the Company, as so amended and restated, shall be the bylaws of the Surviving Corporation (the “Surviving Corporation’s Bylaws”), until thereafter amended in accordance with the provisions of the Surviving Corporation’s Certificate, the Surviving Corporation’s Bylaws and applicable law.

      SECTION 1.6     Directors. The directors of the Company immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Surviving Corporation’s Certificate and the Surviving Corporation’s Bylaws or as otherwise provided by law.

      SECTION 1.7     Officers. The officers of the Company immediately prior to the Effective Date shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their successors are duly elected or appointed and qualified in the manner provided in the Surviving Corporation’s Certificate and the Surviving Corporation’s Bylaws or as otherwise provided by law.

      SECTION 1.8     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holder of any of the following securities:

(a) Pre-Merger Common Stock. Each issued and outstanding share of Pre-Merger Common Stock shall be converted into the right to receive 0.6148 of one validly issued, fully paid and nonassessable share of Post-Merger Common Stock (such shares of Post-Merger Common Stock being referred to herein collectively as the “Common Merger Consideration”). All such shares of Pre-Merger Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Common Merger Consideration upon the surrender of such certificate in accordance with Section 1.10, without interest.

(b) Series A Preferred Stock. Each issued and outstanding share of Series A Preferred Stock shall be converted into the right to receive 0.6941 of one validly issued, fully paid and nonassessable share of Post-Merger Common Stock (such shares of Post-Merger Common Stock being referred to herein collectively as the “Series A Preferred Merger Consideration”). All such shares of Series A Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Series A Preferred Merger Consideration upon the surrender of such certificate in accordance with Section 1.10, without interest.

(c) Series B Preferred Stock. Each issued and outstanding share of Series B Preferred Stock shall be converted into the right to receive 0.6148 of one validly issued, fully paid and nonassessable share of Post-Merger Common Stock (such shares of Post-Merger Common Stock being referred to herein collectively as the “Series B Preferred Merger Consideration,” and the Common Merger Consideration, the Series A Preferred Merger Consideration and the Series B Merger Consideration are referred to herein collectively as the “Merger Consideration”). All such shares of Series B Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Series B Preferred Merger Consideration upon the surrender of such certificate in accordance with Section 1.10, without interest.

(d) Capital Stock of Merger Sub. Each share of Merger Sub Common Stock that is owned by the Company immediately prior to the Merger shall automatically be canceled and retired and shall cease to exist.

(e) Warrants. Holders of outstanding warrants for the purchase of shares of Pre-Merger Common Stock shall receive the consideration set forth in ARTICLE 2.

      SECTION 1.9     Fractional Shares. No fractional shares of Post-Merger Common Stock will be issued in the Merger. In lieu of such issuance, the Post-Merger Common Stock issued to the holders of Pre-Merger Common Stock, Series A Preferred Stock and/or Series B Preferred Stock, as applicable, pursuant to the terms of this Agreement shall be rounded up at each incidence of issuance to the nearest whole share.

      SECTION 1.10      Exchange of Certificates.

      (a) Exchange Agent. As of the Effective Time, the Company shall issue and hold in escrow the aggregate amount of Merger Consideration required to be exchanged in accordance with the terms of this ARTICLE 1 for the benefit of the holders of shares of Pre-Merger Common Stock, Series A Preferred Stock and Series B Preferred Stock, as applicable.

      (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Company or the transfer agent designated by the Company (the “Transfer Agent”) shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Pre-Merger Common Stock, Series A Preferred Stock or Series B Preferred Stock (as applicable, the “Certificates”) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.8, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Company or the Transfer Agent, as applicable, and shall be in such form and have such other provisions as the Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Company or the Transfer Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration determined pursuant to the provisions of this ARTICLE 1, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Pre-Merger Common Stock, Series A Preferred Stock or Series B Preferred Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate representing such Pre-Merger Common Stock, Series A Preferred Stock or Series B Preferred Stock, as applicable, is presented to the Company or the Transfer Agent, as applicable, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.10, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration applicable to the shares represented by such Certificate.

      SECTION 1.11     Dissenting Shares. Notwithstanding the provisions of Section 1.8, shares of Pre-Merger Common Stock, Series A Preferred Stock or Series B Preferred Stock outstanding immediately prior to the Effective Time and held by a Company stockholder who (i) has neither voted in favor of the Merger nor consented thereto in writing, (ii) has delivered a written demand for appraisal of such shares in the manner provided for under the DGCL and (iii) has not effectively withdrawn or lost such right to appraisal as of the Effective Time (the “Dissenting Shares”) shall not be converted into the Merger Consideration as provided in Section 1.8, but shall be entitled to such rights (but only such rights) as may be granted with respect to such Dissenting Shares pursuant to Section 262 of the DGCL. Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL, becomes entitled to payment of the fair value for such Dissenting Shares shall receive payment from the Company (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL); provided, however, that (a) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL, (b) if any such holder of Dissenting Shares shall have effectively withdrawn his demand for appraisal of such Dissenting Shares or lost his right to appraisal and payment for Dissenting Shares under Section 262 of the DGCL or (c) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided for the filing of such petition in Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such Dissenting Shares, and each such Dissenting Share shall be deemed to have converted into, as of the Effective Time, the right to receive the Merger Consideration pursuant to Section 1.8, without any interest thereon, upon surrender, in the manner provided in Section 1.10, of the Certificate or Certificates that formerly evidenced such shares.

ARTICLE 2

WARRANTS

      SECTION 2.1     Conversion of Pre-Merger Warrants. Each warrant for the purchase of Pre-Merger Common Stock outstanding immediately prior to the Effective Time that remains unexercised in whole or in part as of the Effective Time (each such warrant a “Pre-Merger Warrant”) shall be converted into and thereafter represent one duly issued warrant for the purchase of shares of Post-Merger Common Stock (each such warrant a “Post-Merger Warrant”), the material terms and conditions of which Post-Merger Warrant shall, subject to the provisions of Section 2.2 and Section 2.3, be substantially identical in all material respects to those of such Pre-Merger Warrant converted.

      SECTION 2.2     Shares of Post-Merger Common Stock Purchasable. The number of shares of Post-Merger Common Stock purchasable upon exercise of a Post-Merger Warrant in accordance with its terms shall be equal to the number of shares of Post-Merger Common Stock (subject to adjustments in Post-Merger Common Stock effected following the Merger in accordance with the terms of the Post-Merger Warrant) that the holder of such Post-Merger Warrant would have received upon consummation of the Merger had the Pre-Merger Warrant from which such Post-Merger Warrant was converted pursuant to Section 2.1 been exercised (without regard to any restrictions on exercisability) in full for Pre-Merger Common Stock immediately prior to the Effective Time.

      SECTION 2.3     Exercise Price. The aggregate exercise price of a Post-Merger Warrant after the Effective Time shall be the same as the aggregate exercise price of the Pre-Merger Warrant from which such Post-Merger Warrant was converted pursuant to Section 2.1 immediately prior to the Effective Time.

      SECTION 2.4     Reservation of Shares of Post-Merger Common Stock. The Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Post-Merger Common Stock for delivery upon exercise of the Post-Merger Warrants.

ARTICLE 3

TERMINATION AND AMENDMENT

      SECTION 3.1     Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time by action of the board of directors of the Company or Merger Sub if it is determined that for any reason the completion of the transactions provided for herein would be inadvisable or not in the best interest of such corporation or its stockholders. In the event of such termination and abandonment, this Agreement shall become void, and neither the Company, nor Merger Sub nor their respective stockholders, directors or officers shall have any liability with respect to such termination and abandonment.

      SECTION 3.2     Amendment. This Agreement may be supplemented, amended or modified by the mutual consent of the boards of directors of the parties to this Agreement.

ARTICLE 4

MISCELLANEOUS PROVISIONS

      SECTION 4.1     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

      SECTION 4.2     Headings. The heading of the various Articles and Sections of this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or any term or provision hereof.

      SECTION 4.3     Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

      SECTION 4.4     Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes all other prior or contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(SIGNATURE PAGE FOLLOWS)

      IN WITNESS WHEREOF, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WCA WASTE CORPORATION

By:

Name:

Title:

WCA MERGER II CORPORATION

By:

Name:

Title:

ANNEX B

FORM OF

WCA WASTE CORPORATION

WRITTEN CONSENT OF STOCKHOLDERS
IN LIEU OF SPECIAL MEETING

May      , 2004

      The undersigned, being holders of Common Stock, par value $0.01 per share (the “Common Stock”), Convertible Preferred Stock Series A, par value $0.01 per share (the “Series A Preferred Stock”) and Convertible Preferred Stock Series B, par value $0.01 per share (the “Series B Preferred Stock”) of WCA Waste Corporation, a Delaware corporation (the “Corporation”), owning of record shares representing at least a majority of the voting power of all the outstanding shares of Common Stock, and all of the voting power of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock, in each case as of May      , 2004, do hereby consent to, approve, adopt, ratify and confirm the adoption of the following actions and resolutions in lieu of a special meeting of the stockholders of the Corporation as of the above date:

      WHEREAS, the Board of Directors of the Corporation (the “Board of Directors”) has approved the Agreement and Plan of Merger (the “Merger Agreement”) by and between the Corporation and WCA Merger II Corporation, a Delaware corporation and direct wholly owned subsidiary of the Corporation (“Merger II Co”); and

      WHEREAS, the Merger Agreement provides for the merger of Merger II Co with and into the Corporation (the “Merger”), with the Corporation surviving the Merger and, as a consequence of the Merger, the capital stock of the Corporation being converted to capital stock of the Corporation as the sole merger consideration to the current stockholders of the Corporation; and

      WHEREAS, the Board of Directors has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of the Corporation and its stockholders;

      NOW, THEREFORE, BE IT RESOLVED that the Merger Agreement, and the transactions contemplated thereby, including the Merger, be, and hereby are, approved and adopted.

(SIGNATURE PAGE FOLLOWS)

B-1

      IN WITNESS WHEREOF, the undersigned stockholders have executed this written consent effective as of the       day of May 2004.

By:

Name:

Title:

By:

Name:

Title:

By:

Name:

Title:

By:

Name:

Title:

B-2

ANNEX C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

      § 262. Appraisal Rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a Delaware corporation to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

      A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation’s request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which such person actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination that indemnification of such person is proper because he has met the applicable standard of conduct (i) by the stockholders, (ii) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (iii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iv) by independent legal counsel in a written opinion, if there are no such disinterested directors, or if such disinterested directors so direct. Section 145 further provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      WCA Waste Corporation (the “Company”) has obtained an insurance policy providing for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions. The Company has also entered into separate indemnification agreements with each of its directors and certain officers that may require the Company, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors or officers to the maximum extent permitted under Delaware law.

      The amended and restated certificate of incorporation of the Company provides that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of the Company. As permitted by the DGCL, the amended and restated certificate of incorporation provides that current or former directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

      Reference is made to Item 22 for the Company’s undertakings with respect to indemnification for liabilities arising under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules

      (a) Exhibits

See the exhibit index for a list of exhibits filed as part of this registration statement.

      (b) Financial Statement Schedules

Financial statement schedules have been omitted because they are either not required, not applicable or the information required to be presented is included in the registrant’s financial statements.

Item 22.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 27, 2004.

WCA WASTE CORPORATION

By:	/s/ CHARLES A. CASALINOVA

Charles A. Casalinova
Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY

      The undersigned directors and officers of WCA Waste Corporation hereby constitute and appoint Tom J. Fatjo, Jr., Charles A. Casalinova, and J. Edward Menger, each with full power to act and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact and agents with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this registration statement and to file the same, with all exhibits and other documents relating thereto and any registration statement relating to any offering made pursuant to this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act with the Securities and Exchange Commission and hereby ratify and confirm all that such attorney-in-fact or his substitute shall lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ TOM J. FATJO, JR. Tom J. Fatjo, Jr.	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	April 27, 2004

/s/ JEROME M. KRUSZKA Jerome M. Kruszka	President, Chief Operating Officer and Director	April 27, 2004

/s/ CHARLES A. CASALINOVA Charles A. Casalinova	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	April 27, 2004

/s/ MICHAEL L. PAXTON Michael L. Paxton	Vice President and Controller (Principal Accounting Officer)	April 27, 2004

/s/ BALLARD O. CASTLEMAN Ballard O. Castleman	Director	April 27, 2004

/s/ WILLIAM P. ESPING William P. Esping	Director	April 27, 2004

/s/ ROBERT P. LANCASTER Robert P. Lancaster	Director	April 27, 2004

EXHIBIT INDEX

Exhibit
No.	Description

2.1	Form of Reorganization Agreement, dated April , 2004, between WCA Waste Corporation and Waste Corporation of America, Inc. (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).
2.2	Form of Agreement and Plan of Merger, dated April , 2004, between WCA Waste Corporation, Waste Corporation of America and WCA Merger Corporation (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).
2.3	Form of Agreement and Plan of Merger, dated , 2004, between WCA Waste Corporation and WCA Merger II Corporation (included as Annex A to the information statement/ prospectus).†
3.1	Certificate of Incorporation of WCA Waste Corporation.†
3.2	Bylaws of WCA Waste Corporation.†
3.3	Form of Certificate of Designation of Convertible Preferred Stock Series A and Convertible Preferred Stock Series B.†
3.4	Form of Amended and Restated Certificate of Incorporation of WCA Waste Corporation (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).
3.5	Form of Amended and Restated Bylaws of WCA Waste Corporation (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).
4.1	Specimen of Common Stock Certificate of WCA Waste Corporation.*
5.1	Opinion of Andrews Kurth LLP, as to the validity of the post-merger common stock.*
8.1	Tax Opinion of Andrews Kurth LLP, as to certain tax matters.*
10.1	Amended Credit Facility of WCA Waste Corporation.*
10.2	Form of Administrative Services Agreement, dated , 2004, between WCA Waste Corporation and Waste Corporation of America, Inc. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).
10.3	Employment Agreement of Tom J. Fatjo, Jr., dated September 27, 2000, including Amendment #1, dated February 18, 2002, Second Amendment to Employment Agreement, dated May 1, 2002, and Third Amendment to Employment Agreement, dated April 13, 2004 (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).+
10.4	Employment Agreement of Jerome Kruszka, dated September 27, 2000, including Amendment #1, dated February 18, 2002, Second Amendment to Employment Agreement, dated May 1, 2002, and Third Amendment to Employment Agreement, dated April 13, 2004 (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).+
10.5	Employment Agreement of Charles Casalinova, dated September 27, 2000, including Amendment #1, dated February 18, 2002, Second Amendment to Employment Agreement, dated May 1, 2002, and Third Amendment to Employment Agreement, dated April 13, 2004 (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).+
10.6	Employment Agreement of Tom J. Fatjo, III, dated September 27, 2000, including Amendment #1, dated September 30, 2001, Second Amendment to Employment Agreement, dated May 1, 2002, and Third Amendment to Employment Agreement, dated April 13, 2004 (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).+

Exhibit
No.	Description

10.7	Assignment and Assumption Agreement, dated January 1, 2002, between WCA Management Company, L.P., Waste Corporation of America, Inc. and Tom J. Fatjo, Jr. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).+
10.8	Assignment and Assumption Agreement, dated January 1, 2002, between WCA Management Company, L.P., Waste Corporation of America, Inc. and Jerome M. Kruszka (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).+
10.9	Assignment and Assumption Agreement, dated January 1, 2002, between WCA Management Company, L.P., Waste Corporation of America, Inc. and Charles A. Casalinova (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).+
10.10	Assignment and Assumption Agreement, dated January 1, 2002, between WCA Management Company, L.P., Waste Corporation of America, Inc. and Tom J. Fatjo, III (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).+
10.11	Form of 2004 WCA Waste Corporation Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).+
10.12	Form of Capital Contribution Commitment Agreement, dated April , 2004, between WCA Waste Corporation and Waste Corporation of America (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).
10.13	Form of Tax Disaffiliation Agreement, dated , 2004, by and between WCA Waste Corporation and Waste Corporation of America LLC (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on April 19, 2004 (Registration No. 333-113416)).
21.1	List of Subsidiaries of WCA Waste Corporation (incorporated by reference to Exhibit 21.1 to WCA Waste Corporation’s Registration Statement on Form S-1 filed on March 9, 2004 (Registration No. 333-113416)).
23.1	Consent of KPMG LLP.†
23.2	Consent of Andrews Kurth LLP (contained in Exhibit 5.1 hereto).*
23.3	Consent of Richard E. Bean to be named as director.†
23.4	Consent of Roger A. Ramsey to be named as director.†
24.1	Power of Attorney (included on signature page). †
99.1	Form of Stockholder’s Consent (included as Annex B to the information statement/ prospectus).†

+	Management contract or compensatory plan, contract or arrangement.

*	To be filed by amendment.

†	Filed herewith.